Form 20-F
period 2002-12-31
SAES GETTERS SPA
filed 2003-04-23
CIK 1013557

As filed with the Securities and Exchange Commission on April 23, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from to

(Commission file number)

SAES Getters S.p.A.
(Exact Name of Registrant as Specified in Its Charter)

SAES Getters S.p.A.
(Translation of Registrant’s Name Into English)

Italy
(Jurisdiction of Incorporation or Organization)
Viale Italia 77, 20020 Lainate (Milan) Italy
(Address of Principal Executive Offices)

      Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares	The Nasdaq Stock Market

Savings Shares with a nominal value of Euro 0.52 each*	The Nasdaq Stock Market

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002, nominal value Euro 0.52 per share:

13,874,930	Ordinary Shares
9,625,070	Savings Shares

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes            No

      Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17            Item 18

* Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

Back to Contents

NOTE

      SAES Getters S.p.A. (“SAES” or the “Company” and, together with its consolidated subsidiaries, the “Group”) publishes its Consolidated Financial Statements in Euro. Financial data relating to periods prior to March 31, 2001 and to years before 2001, which were originally published in Lire, have been translated into Euro using the fixed exchange rate of Euro 1.00 = Lit. 1,936.27. In this annual report, references to “Dollars” or “$” are to currency of the United States and references to “Euro” or “€” are to the common European currency adopted by 12 of the 15 member countries of the European Union (including Italy) which are participating in the European Monetary Union (1), and references to “Lira”, “Lire” or “Lit.” are to the former currency of Italy which, as of February 28, 2002, is no longer legal tender in Italy. See Item 3.A, “Selected financial data – Exchange Rates”. For the convenience of the reader, this annual report contains translations of certain Euro amounts into Dollars at specified rates. These translations should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of Euro into Dollars have been made at the rate of €1.00 = $1.0485, the noon buying rate in the City of New York for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002. Such rate may differ from the actual rates used in the preparation of SAES’s Consolidated Financial Statements included in Item 19.A of this annual report, and Dollar amounts used in this annual report may differ from the actual Dollar amounts that were translated into Euro in the preparation of such financial statements. The Noon Buying Rate on March 31, 2003 was €1.00 = $1.0900. For information regarding rates of exchange between Euro and Dollars, see Item 3.A, “Selected financial data – Exchange Rates”.

      The Consolidated Financial Statements contained herein were prepared in accordance with generally accepted accounting principles in Italy (“Italian GAAP”), which differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company’s consolidated net income and shareholders’ equity, see Item 5.A, “Operating results – Differences between Italian GAAP and U.S. GAAP” and Note 23 of Notes to the Consolidated Financial Statements included in Item 19.A of this annual report.

Cautionary Statement Regarding Forward-Looking Statements

      Some of the statements in this document may constitute forward-looking statements. These “forward-looking statements”, as defined in the Private Securities Litigation Reform Act 1995 (as amended), include, without being limited to, statements in Item 3, “Key Information” relating to competition, trends and anticipated developments in the industry and the market; in Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

      Statements that are not historical facts, including statements regarding the intent, belief or current expectations of the Company or its officers (including statements preceded by, followed by or that include forward-looking terminology such as “believes”, “estimates”, “expects”, “could”, “likely”, “anticipates”, “will”, “intends”, “may”, or similar expressions or comparable terminology) with respect to various matters, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to economic and political changes in international markets where the Group competes, such as changes related to: currency exchange rates, inflation rates, recession, foreign ownership restrictions and other external factors over which the Company has no control; domestic and foreign government spending, budgetary and trade policies; demand for and market acceptance of new and existing products; successful development of advanced technologies; competitive product and pricing pressures.

      Those forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statement, whether as a results of new information, future events or otherwise.

(1)       Since January 1, 2001, the 12 currencies that have participated in the Euro are the German Deutsche Mark, the French Franc, the Italian Lira, the Belgian Franc, the Luxembourg Franc, the Austrian Shelling, the Dutch Guilder, the Spanish Peseta, the Portuguese Escudo, the Irish Punt, the Finnish Markka and the Greek Drachma.

Back to Contents

PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A.	Selected financial data

      The following table sets forth selected consolidated financial data of Saes Getters S.p.A. (the “Company”) for the years indicated and should be read in conjunction with the Company’s Consolidated Financial Statements and the Notes thereto included in Item 19.A of this annual report and “Operating results” included in Item 5.A of this annual report. The income statement and balance sheet data presented below have been derived from the Company’s Consolidated Financial Statements.

      The Consolidated Financial Statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company’s consolidated net income and shareholders’ equity, see Item 5.A, “Operating results – Differences between Italian GAAP and U.S. GAAP” and Note 23 of Notes to Consolidated Financial Statements included in Item 19.A of this annual report.

      The Company began to publish its consolidated financial statements in Euro beginning in the second quarter of 2001. The consolidated financial statements for the years ended December 31, 2001 and 2002 were published in Euro. Selected consolidated financial data relating to prior years, which were originally published in Lire, have been translated into Euro using the fixed exchange rate of €1.00 = Lit. 1,936.27. The selected financial data for 1998 reported in Euro depicts the same trends as would have been presented if the Company had continued to present selected financial data in Lire. The Company’s consolidated financial statements for periods prior to January 1, 1999 may not be comparable to those of other companies reporting in Euro if those companies had restated from a reporting currency other than Italian Lire.

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002 (1)

	(thousands of Euro, except share and ADS data)					(thousands of Dollars, except share and ADS data)
INCOME STATEMENT DATA
Amounts in accordance with Italian GAAP:
Net sales	95,241	115,710	172,552	160,169	141,208	148,057
Cost of sales	49,989	60,622	88,356	85,594	79,752	83,620

Gross profit	45,252	55,088	84,196	74,575	61,456	64,437
Operating expenses:
Research and development	8,396	8,733	10,561	12,302	13,612	14,272
Selling	15,076	16,561	20,155	23,088	20,590	21,589
General and administrative	13,373	16,140	19,637	22,227	17,225	18,061

Total operating expenses	36,845	41,434	50,353	57,617	51,427	53,922

Operating income	8,407	13,654	33,843	16,958	10,029	10,515
Interest and other financial income, net	2,450	657	1,240	1,653	1,425	1,494
Foreign exchange gains (losses), net	1,151	1,754	917	2,683	292	306
Equity in earnings (losses) of investee	48	28	14	39	(14)	(15)
Other income (expenses), net (2)	1,209	331	1,068	(4,969)	(637)	(667)

Income before taxes	13,265	16,424	37,082	16,364	11,095	11,633
Income taxes (3)	4,494	3,872	9,841	2,278	4,631	4,856

Net income	8,771	12,552	27,241	14,086	6,464	6,777

Net income per Ordinary Share (4)	0.3668	0.5277	1.1529	0.5930	0.2708	0.2839
Net income per Preference Share (4)(5)	0.3771	0.5380	—	—	—	—
Net income per Savings Share (4)	0.3823	0.5432	1.1682	0.6086	0.2864	0.3003
Dividends per Ordinary Share (6)	0.1704	0.1963	0.4132	0.2500	0.1500	0.1573
Dividends per Preference Share (6)	0.1808	0.2066	—	—	—	—
Dividends per Savings Share (6)	0.1859	0.2117	0.4287	0.2656	0.1656	0.1736

Back to Contents

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002 (1)

	(thousands of Euro, except share and ADS data)					(thousands of Dollars, except share and ADS data)
Approximate amounts in accordance with U.S. GAAP:
Operating income (7)	10,757	16,114	38,216	13,441	13,558	14,216
Net income	7,715	14,114	28,656	17,095	7,806	8,185
Net income per Ordinary Share (4)	0.35	0.59	1.21	0.72	0.33	0.34
Net income per Preference Share (4)(5)	0.36	0.60	—	—	—	—
Net income per Savings Share (4)	0.36	0.61	1.23	0.74	0.34	0.36
Net income per ADS (8)	0.36	0.61	1.23	0.74	0.34	0.36

	At December 31,

	1998	1999	2000	2001	2002	2002 (1)

	(thousands of Euro)					(thousands of Dollars)
BALANCE SHEET DATA Amounts in accordance with Italian GAAP:
Cash and cash equivalents and marketable securities	68,040	76,357	90,445	81,003	84,020	88,095
Net working capital (9)	83,112	94,332	105,569	99,359	99,021	103,824
Total assets	181,716	203,676	245,232	248,142	235,288	246,699
Long-term debt, net of current portion	6,047	4,139	2,916	2,666	1,336	1,401
Capital stock	12,137	12,137	12,220	12,220	12,220	12,813
Total shareholders’ equity	130,190	145,746	171,028	177,460	170,462	178,729
Approximate amounts in accordance with U.S. GAAP:
Total assets	184,912	208,997	249,588	251,518	236,699	248,179
Long-term debt and capital lease obligations, net of current portion	11,107	8,035	6,241	4,371	1,336	1,401
Total shareholders’ equity	127,778	144,869	169,454	177,556	170,530	178,801

_______________
(1)      Translated solely for the convenience of the reader from Euro into Dollars at the Noon Buying Rate on December 31, 2002 of €1.00 = $1.0485.
(2)      In 2001, the line item “Other income (expenses), net” included primarily: (i) non-recurring restructuring costs (totaling €2,417 thousand) and (ii) the partial impairment of goodwill attributable to two of its subsidiaries, Molecular Analytics, Inc. (totaling €2,512 thousand) and Getters Corporation of America (totaling €391 thousand). For a discussion of the reorganization plans relating to non-recurring restructuring costs, see Item 4.A, “History and development of the Company” of this annual report. See also Item 5.A, “Operating results – Year Ended December 31, 2001 compared to Year Ended December 31, 2000 – Other Income (Expenses), Net”.
(3)      In 2002, the Company recorded an increase in the effective Italian tax rate which was mainly due to a valuation allowance against net deferred tax assets.
(4)      There are no authoritative pronouncements relative to the calculation of earnings per share in accordance with Italian GAAP. For comparative purposes, the approximate earnings per share amounts under both Italian GAAP and U.S. GAAP have been calculated using the Two Class Method because the Company has authorized and issued Savings Shares, Ordinary Shares and Preference Shares (exchanged into Ordinary Shares in accordance with note 5 below). The Savings Shares and the Preference Shares are participating shares. Under this method, set forth in Statement of Financial Accounting Standards No. 128 “Earnings per Share”, net income remaining after dividends paid for the current year required to be allocated to Savings Shares and Preference Shares is divided by the weighted average number of Savings Shares, Ordinary Shares and Preference Shares authorized and issued (net of the Company’s own shares), and the amount of the dividend paid for the current year on each Savings Share, Ordinary Share and Preference Share is added, as applicable. For purposes of these calculations, the weighted average number of shares was 23,500,000 as of December 31, 1998, 1999, 2000 and 2001 and was 23,135,566 as of December 31, 2002.
(5)      At a special meeting on May 11, 2000, holders of Preference Shares approved the resolution of the extraordinary shareholders meeting held on April 28, 2000 to exchange Preference Shares into Ordinary Shares at an exchange rate ratio of one Ordinary Share for one Preference Share. After such exchange, the Company’s stock consisted of 13,874,930 Ordinary Shares and 9,625,070 Savings Shares.
(6)      Amounts reported represent subsequent dividends declared for the applicable year.
(7)      In 2001, operating income in accordance with U.S. GAAP included non-recurring restructuring costs and the partial impairment of goodwill attributable to Molecular Analytics, Inc. and Getters Corporation of America as described in note (2). These costs were included in the line item “Other income (expenses), net” under Italian GAAP.
(8)      Prepared solely for the convenience of the reader. ADSs representing Savings Shares were issued in connection with the offering of Savings Shares in 1996. Each ADS represents one Savings Share.
(9)      Net working capital represents total current assets minus total current liabilities and includes cash and cash equivalents and marketable securities. Following the adoption of a different presentation for deferred income taxes in 2001 as compared to prior years, the amount of net working capital for 2000 was restated on a comparable basis. No restatement was applied to prior years.

Back to Contents

      Exchange Rates

      In accordance with the provisions of the Treaty on European Union (the “Maastricht Treaty”), on January 1, 1999, eleven of the fifteen member countries of the European Union, including Italy, established fixed conversion rates between their existing sovereign currencies and the new common currency of such countries, the Euro. The participating countries adopted the Euro as their common legal currency on that date. Starting from January 2001, Greece also joined the other participating countries. As of January 1, 2001, the following countries were participating members of European Monetary Union: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The Euro traded on currency exchanges and was available for non-cash transactions during a transitional period between January 1, 1999 and December 31, 2001. Beginning on January 1, 2002, the Euro was introduced as legal tender in each of the participating member states, and each of the participating countries began issuing Euro-denominated bills and coins for use in cash transactions. Each of the pre-existing national currencies continued to be legal tender for temporary periods ending no later than March 1, 2002. The Italian Lira ceased to be legal tender on March 1, 2002 and has been removed from circulation and replaced by the Euro.

      Since January 1, 1999 (January 1, 2001 for Greece), the sovereign debt of the participating member states has been issued exclusively in Euro and as of such dates all outstanding sovereign debt of such countries has been re-denominated in Euro.

      As of January 1, 1999 (January 1, 2001 for Greece), the countries participating in the Euro were no longer in control of their own monetary policies, which is instead exercised by the new European Central Bank (the “ECB”).

      The following table sets forth, for the periods indicated, the month’s highest and lowest Noon Buying Rates expressed in $ per €1.00 (rounded to the nearest fourth decimal point of Euro). The Noon Buying Rate on March 31, 2003 was €1.00 = $1.0900.

Month	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

March 2003	1.1062	1.0545
February 2003	1.0875	1.0708
January 2003	1.0861	1.0361
December 2002	1.0485	0.9927
November 2002	1.0139	0.9913
October 2002	0.9881	0.9708

The following table sets forth, for the periods indicated, the month’s highest and lowest ECB buying rates expressed in Japanese Yen per €1.00 (rounded to the nearest second decimal point of Euro). The ECB buying rate on March 31, 2003 was €1.00 = Japanese Yen 129.18.

Month	Month’s Highest Exchange Rate	Month’s Lowest Exchange Rate

March 2003	129.34	126.06
February 2003	130.38	126,21
January 2003	129.17	124.40
December 2002	125.18	123.14
November 2002	122.88	120.57
October 2002	122.57	120.65

Back to Contents

      The following table sets forth, for the periods indicated, the high, low, average and end of period Noon Buying Rates expressed in $ per €1.00 (rounded to the nearest fourth decimal point of Euro):

Calendar Year	High	Low	Average (1)	End of Period

2002	1.0485	0.8594	0.9495	1.0485
2001	0.9535	0.8370	0.8909	0.8901
2000	1.0332	0.8271	0.9207	0.9390
1999	1.1814	1.0017	1.0586	1.0069
1998	1.2163	1.0592	1.1147	1.1707

(1)      The average of the Noon Buying Rates on the last business day of each month during the year indicated.

      The following table sets forth, for the periods indicated, the high, low, average and end of period ECB buying rates expressed in Japanese Yen per €1.00 (rounded to the nearest second decimal point of Euro):

Calendar Year	High	Low	Average (1)	End of Period

2002	125.18	112.40	118.06	124.39
2001	115.90	100.62	108.68	115.33
2000	111.86	89.31	99.24	106.92
1999	134.37	102.50	120.56	102.72
1998	162.03	132.80	145.47	134.74

(1)       Amounts reported for 1998 represent the average of the Bank of Italy buying rates on the last business day of each month during the year.

      Fluctuations in exchange rates between the Euro and the Dollar will affect the Dollar amounts received by owners of ADSs on conversion by the Depositary of dividends, if any, paid on the Savings Shares represented by the ADSs. Moreover, such fluctuations may also affect the Dollar equivalent of the Euro price of the Savings Shares traded on the Mercato Telematico Azionario (“MTA”) of Borsa Italiana S.p.A. (the Italian regulatory body which manages the Italian regulated financial markets)and, as a result, may affect the Dollar price of the ADSs on The Nasdaq Stock Market. In addition, fluctuations in the exchange rates of certain foreign currencies relative to the Euro may affect the Company’s results of operations. See Item 5.A, “Operating results – Impact of Changes in Exchange Rates”.

      Dividends

      The following table sets forth the amount of dividends paid or to be paid by the Company on its authorized and issued Ordinary Shares, Preference Shares and Savings Shares, together with a translation of the dividends per Savings Share into dividends per ADS in Dollars. Dividends paid in each year indicated are in respect of the prior year.

Year	Dividends per Ordinary Share	Dividends per Preference Share (1)	Dividends per Savings Share	Dividends per ADS (2)	Total Dividends Paid (3)

	(Euro)	(Euro)	(Euro)	(Dollars)	(thousands of Euro)
2003	0.1500	—	0.1656	0.1736	3,675
2002	0.2500	—	0.2656	0.2364	5,980
2001	0.4132	—	0.4287	0.4000	9,860
2000	0.1963	0.2066	0.2117	0.2100	4,763
1999	0.1704	0.1808	0.1859	0.2200	4,156
1998	0.1704	0.1808	0.1859	0.2000	4,156

(1) At a special meeting on May 11, 2000, holders of Preference Shares approved the resolution of the extraordinary shareholders meeting held on April 28, 2000 to exchange all outstanding Preference Shares into Ordinary Shares at an exchange rate ratio of one Ordinary Share for one Preference Share. After such exchange, the Company’s stock consisted of 13,874,930 Ordinary Shares and 9,625,070 Savings Shares.
(2) Prepared solely for the convenience of the reader. ADSs representing Savings Shares were issued in connection with the offering of Savings Shares on The Nasdaq Stock Market in 1996. Each ADS represents one Savings Share. Dividends per ADS paid in each year were translated from Euro into Dollars at the Noon Buying Rate on December 31 of the previous year.
(3) In 2003 this amount represents the maximum amount of dividends to be paid to the holders of Ordinary Shares and Savings Shares, excluding shares owned by the Company, as of May 5, 2003.

Back to Contents

      The Company’s By-laws provide that the holders of the Savings Shares (including those represented by ADSs) have the right to receive an annual preferential dividend equal to 25% of the nominal value of their Savings Shares. Such right accumulates for a maximum of two successive years and must be fully paid to holders of Savings Shares during such period before the Company pays any other dividends. In the event that amounts remain and dividends are paid on Ordinary Shares, holders of Savings Shares have a preferential right to receive an aggregate dividend per share that is 3% greater (based on nominal value) than that received by holders of Ordinary Shares.

      All dividends payable on the ADSs and the Savings Shares to non-residents of Italy are subject to deduction of Italian withholding tax. See Item 10.E, “Italian Taxation – Income Tax”.

      Any determination to pay dividends in the future will be at the discretion of the Company’s Board of Directors, subject to the approval of the Company’s Ordinary Shareholders Meeting, and will depend upon the Group’s results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Company’s Board of Directors.

B.	Capitalization and indebtedness

      Not applicable.

C.	Reasons for the offer and use of proceeds

      Not applicable.

D.	Risk factors

      Nature of the Business in which the Group is Engaged and Uncertainty of Demand Trends

      The Company and its consolidated subsidiaries (the “Group”) manufactures products used in the market for advanced technical products, which includes semi-conductors, opto-electronic products, lamps and displays. The market for some of these products is highly cyclical or subject to the eventual success of a few among several competing or alternative technologies, not all of them requiring the use of Company’s newly developed products. The demand for the Group’s products tends to reflect the demand for products in the advanced technical products market. Customers’ requirements for the Group’s products fluctuate as a result of changes in general economic activity and other factors that affect the demand for their products. Demand for certain of the Group’s products is further affected by geography, as business cycles vary somewhat in different regions. While the Group sells its products to the Group’s customers operating in different industries in several geographic regions, a prolonged recession in the general economy or uncertainties regarding future economic prospects could affect demand for the Group’s products, which could have an adverse effect on the Group’s results of operations.

      Further, the Group’s customers are primarily involved in industries that manufacture high-technology products or require high-technology products in their manufacturing processes. The introduction of products or processes utilizing new technologies often has a severe impact on the demand for these customers’ products. The Group’s customers also include research and development facilities, which depend upon the political and industrial policies of governments and companies. These policies are also subject to sudden change. As a result, demand trends for the Group’s products and those of its customers are not subject to accurate determination and the Group’s performance is influenced by the ability of the Company to predict the future demand for new and existing products manufactured by third parties requiring components or processing that use the Group’s technological expertise. See Item 5.D, “Trend information”.

Back to Contents

      Exposure of Results and Share Price to Changes in Exchange Rates

      The Group’s sales and operating results are and will continue to be affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. Fluctuations in the exchange rates of certain foreign currencies (principally the Dollar and to a lesser degree the Japanese Yen) relative to the Euro may have an adverse effect on the Group’s sales and operating income and on the international competitiveness of its Italian-based operations. The appreciation of the Euro has had and could continue to have an adverse effect on the Group’s sales and operating income. In 2002, approximately 84% and 49% of the Group’s total net sales and expenses, respectively, were denominated in currencies other than those participating to the Euro. In particular, approximately 65% and 32% of the Group’s total net sales and expenses included in cost of sales and operating expenses were denominated in Dollars. See Item 3.A for a description of exchange rates. In order to manage and limit exposure to foreign currency exchange risks, the Company continued its hedging of foreign exchange between the Euro and the Dollar in 2002 and in the first months of 2003. However, since the Group does not hedge against all foreign exchange exposure, fluctuations in the value of the Euro on the currency markets could have an adverse effect on the Group’s financial position, particularly if there is a sudden or dramatic change in the value of the Euro or fluctuations in its value persist. Fluctuations in the Euro to Dollar exchange rate may also affect the Dollar equivalent of the Euro price on the “MTA” and, as a result, are likely to affect the market price of the ADSs in the United States. See Item 3.A, “Selected financial data – Exchange Rates” and Item 5.A, “Operating results – Impact of Changes in Exchange Rates”.

Technological Obsolescence and Dependence on Timely Development of New Products

      The technology underlying certain of the products of the Group’s customers, including products related to the electronic and opto-electronic industry, is subject to significant and rapid technological changes. Such changes could lead to the obsolescence of products that utilize the Group’s technology, thereby reducing the Group’s sales. Currently, the Company believes that black and white Cathode Ray Tubes, which are manufactured by using evaporable getters, will become completely obsolete in the next few years. The Group’s sales of evaporable getters used in the manufacture of black and white Cathode Ray Tubes amounted to approximately €600 thousand, or 0.4% of total revenue in 2002. The Group believes that over the next few years, the average production rate for both consumer and monitor applications of Cathode Ray Tubes will remain flat or grow slightly despite the expected growth of Liquid Crystal Display (“LCD”) monitors for desktop computers and the commercial availability of Plasma Display Panels (“PDPs”) for larger screens. In addition, because of the significant technological changes that have taken place in the industries in which the Group’s customers operate and those that may occur in the future, and the possible introduction of new advanced products by the Group’s competitors, the Group’s business is dependent upon expenditures on research and development and upon the time necessary to develop, industrialize and commercialize new products. Any prolonged delays or substantial cost over-runs in the Group’s research and development effort could impair the Group’s ability to successfully introduce new products, which could adversely affect the Group’s results of operations. See Item 4.B, “Business overview – Trademarks, Patents and Proprietary Rights” and Item 5.C, “Research and development, patents and licenses”.

      Economic and Political Conditions

      In 2002, the Group’s sales and manufacturing activity in Asia accounted for approximately 57% and 22% of total sales and total manufacturing activity, respectively. In addition, about 59% of the worldwide production for the semiconductor industry takes place in Asia Pacific region. As a result, economic and political conditions in Asia generally, and Japan, Korea, Taiwan and China in particular, can have a significant impact on the financial condition and results of operations of the Group. An adverse change in economic or political conditions in Asia or uncertainty regarding the financial stability of the economy, currency and the financial markets of Asia, and in particular in Japan, Korea and Taiwan, could have a material adverse effect on the Group’s sales in Asia. This, in turn, could have an adverse effect on the Group’s financial condition and results of operations. In addition, the negative economic and business impact on certain sectors of the industry, resulting from economic stagnation affecting world markets generally or increased oil prices related to military conflicts in the Middle East may affect the Company’s sales, thus having a material adverse effect on the Group’s business and results of operations.

Back to Contents

      Competition

      The Group’s Components Aggregate (one of its two business divisions) faces limited competition from other producers and has obtained substantial market share for certain of its products, in particular for evaporable getters used in Cathode Ray Tubes and non-evaporable getters used in high-pressure discharge lamps. The Group has only one major competitor for evaporable getters used in color Cathode Ray Tubes, which, since 1997, has decreased its market share. The Company estimates this competitor presently has approximately 13% of the estimated worldwide market of getters for color Cathode Ray Tubes. In addition, the Group’s Components Aggregate faces competition from certain Chinese and Korean manufacturers of non-evaporable getters. In the area of mercury dosing or dispensing products, used in the manufacture and production of fluorescent lamps, the Group faces technological competition represented primarily by mechanical dosing technology, which remains the preferred technology due to minimal changes required for production lines and the very low cost associated with such technology. Some manufactures are using zinc-mercury pellets as part of the manufacturing process of fluorescent lamps, which are also relatively inexpensive. Metallic and glass vials are also considered competitors to the Group’s products. However, none of these alternative technologies offers the getter action.

       The Group’s Equipment Aggregate is subject to extensive competition, in particular from certain Asian companies for large purifiers and from certain U.S. companies for small purifiers.

      Moreover, certain of the Group’s products, such as metal dispensers, getter pumps and modules and gas purifiers and analyzers, are also subject to competition from alternative products using competing technologies or in-house made products. There can be no assurance that the Group’s operating results will not be adversely affected by existing competitors increasing their production and marketing efforts or increasing the supply of and decreasing the price at which they offer getters or other competing products.

      In addition, there are limited barriers to entry with respect to certain standard products manufactured by the Group due to the low cost of commencing production of such products and the expiration of certain patents relating to such products. See Item 4.B, “Business overview – Competition.” As a result, the Group may also face competition from new entrants or from customers of the Group commencing production of getters or other competing products for either internal use or for sale to third parties. Moreover, there can be no assurance that, as the market for getters used in monochrome Cathode Ray Tubes disappears, the Group’s competitors producing such getters will not attempt to enter the market for getters used in color Cathode Ray Tubes.

      Reliance on Main Manufacturing Facilities

      Substantially all of the Group’s manufacturing of its gas purifiers takes place in a single production facility located in San Luis Obispo, California. The manufacturing of stand-alone instruments (such as the “Air Sentry”) and integrated analytical systems is carried out at the production facility located in Sparks, Maryland. All of the Group’s processing of barium alloy, the primary material used in the production of evaporable getters, and the production of all alloys used for the manufacturing of non-evaporable getters take place in a single production facility located in Avezzano, Italy. A significant interruption of production at any of these facilities could have a material adverse effect on the Group’s business and operating results. See Item 4.B, “Business overview – Manufacturing and raw materials”.

      Dependence on a Limited Number of Customers and Strategic Relationships

      The Group’s customer base is concentrated, in part owing to the Group’s strategy of developing long-term and strategic relationships, with a limited group of customers. Sales to the Group’s top three and top ten customers accounted for approximately 26% and 50%, respectively, of the Group’s sales in 2002. The Company expects that sales to a relatively small number of customers on a global scale will continue to account for a significant portion of the Group’s sales for the foreseeable future. The loss of one or more of the Group’s key customers, or reduced orders by its key customers, could adversely affect the Group’s operating results.

Back to Contents

      Furthermore, certain of the Group’s key customers have entered into cooperation agreements or other strategic alliances with the Group. The unsuccessful operation or termination of one or more of these relationships could adversely affect the Group’s operating results.

      Some of the industries in which the Group operates are undergoing consolidation, and some of the Group’s customers and their competitors have merged to form new and larger companies. For example, in July 2001, two of the main customers in the Group’s Display Devices Business Area (Philips and LG Electronics) began operating a newly formed company (“LG.Philips Displays”) resulting from the merger of their Cathode Ray Tubes businesses. In addition, in April 2003, Toshiba Corporation and Matsushita Electric Industrial Co., Ltd, both of which are Group customers for barium getters, began operating a joint venture (“Matsushita Toshiba Picture Display Co, Ltd.”) resulting from the merger of both companies’ Cathode Ray Tubes operations (which includes R&D, manufacturing and sales). If such consolidation among the Group’s customers continues, the Group’s overall client base may decline, thereby increasing the Group’s reliance on a limited number of generally larger customers. As a result these larger customers will have increased negotiating power with respect to purchase prices for the Group’s products.

      Reliance on Availability of Raw Materials

      The principal raw materials the Group uses in the production of its products are barium minerals, nickel powder, titanium, mercury and stainless steel ribbon. These materials are considered commodities and are subject to price volatility. The Group does not enter into long-term contracts for the supply of these raw materials, but purchases such materials on an “as needed” basis. While the Group reacts to prospective market conditions by purchasing certain materials on a forward delivery basis, sudden fluctuations in the price of key raw materials could have an adverse impact on the Group’s operations.

      Due to the exacting nature of these commodities, only a limited number of suppliers are capable of delivering the quality and quantity of raw materials required by the Group. Generally, the Group has more than one supplier for each of these materials. However, for certain key materials, including nickel powder, the Group relies exclusively on one, although very reliable, supplier. In this respect, in order to reduce its exposure to price volatility and related risks for supplies of nickel, the Company has entered into yearly agreements governing volatility of prices, deliveries and consignment of stocks. With respect to the supply of stainless steel, the Company generally benefits from strong price competition among international suppliers. If the Group needs to use other companies as suppliers, such suppliers must go through a qualification process. Interruption in the supply of raw materials could seriously harm the Group’s business, financial condition and results of operations.

      Variability of Customer Requirements and Absence of Customer Order Commitments

      The quantity and timing of a majority of orders placed by customers of the Equipment Aggregate vary due to a number of factors, including changes in their manufacturing strategies and variations relating to demand for their products. For both the Equipment and Components Aggregates the Group typically does not obtain long-term purchase orders or commitments. It relies primarily on ongoing communication with its customers and on its own market assessments and product planning to anticipate the future volume of purchase orders. While management believes that it will continue to retain its current principal customer base, it cannot ensure that the volume of revenue generated from these entities will be sustained from year to year, and there is a risk that these entities may not retain the Group in the future. Reductions or delays in orders by any significant customer could have an adverse effect on the Group’s business, financial condition and results of operations.

      Dependence on Significant International Operations

      Sales to customers outside of Italy represented approximately 98% of the Group’s sales in 2002 with a substantial portion of sales made to customers in the United States, Japan, Korea and other industrialized nations in Asia and Europe. Part of the Group’s strategy is to increase its sales and presence in developing markets, including China, the Southeast Asia region, India, Latin America and Russia. International operations expose the Group to certain risks, including the expense of maintaining foreign sales distribution channels and product servicing, political instability and changes in laws and policies affecting trade, investment and taxation, economic and financial instability of foreign economies and currency fluctuations. See “– Exposure of Results and Share Price to Changes in Exchange Rates”. In addition, the Group’s international operations may experience difficulties in worldwide administration and communication because certain functions are centralized in one location. Further, a worsening of economic conditions affecting worldwide markets generally or the financial crisis either in Asia or in Latin America in particular could result in additional risks, causing instability in exchange rates or interest rates. If the Group fails to manage these risks adequately, the continued supply of the Group’s products could suffer and the Group’s customers would be less likely to purchase products from the Group. This could have a material adverse effect on the Group’s business, financial condition and results of operation.

Back to Contents

      Intellectual Property and Expiration of Material Patents

      The Group’s success depends in part on its ability to obtain and protect its intellectual property through patents, licenses and other intellectual property rights as well as trade secrecy agreements and other contractual provisions. To that end, the Group has been granted or acquired certain patents and patent licenses and intends to continue to seek patents on certain of its inventions and manufacturing processes. Certain of these patents are, and in the future other patents may be, material to the success and competitiveness of certain of the Group’s products. The expiration of any such patent could adversely affect the Group’s results of operations or financial condition. See Item 4.B, “Business overview – Trademarks, Patents and Proprietary Rights.”

      The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Group. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. From time to time, management determines that the public dissemination of competitively useful information through the patenting procedure outweighs the benefits of patent protection and, consequently, in such cases does not seek to patent certain inventions or manufacturing processes. In addition the Company could face difficulties in further expanding its commercial activities with the introduction of new products due to the existence of competitors’ patents. Although there has not been any material intellectual property litigation brought against the Group in the past, during 2002 the Company initiated litigation against Aeronex Inc, to enforce an existing patent covering purification of ammonia. See Item 8.A, “Consolidated statements and other financial information – Legal Proceedings.” Moreover, there can be no assurance that intellectual property litigation will not be commenced against the Group in the future. In general, litigation, which could demand financial and management resources, may be necessary to enforce patents or other intellectual property rights belonging to the Group. The expenses related to, or the outcome of any such litigations as well as the failure to obtain necessary patents, licenses or other intellectual property rights from third-parties on acceptable terms or the expiration of material patents could adversely affect the Group’s results of operations of financial operations or financial condition. See Item 5.C, “Research and development, patents and licenses”.

      Risks Related to the Expansion of Operations

      One of the Group’s strategic objectives is to continue to expand its operations in certain areas related to vacuum applications, analytical trace gas monitoring and the semiconductor industries. This expansion may require the Group to implement a variety of additional systems, procedures, controls and integration strategies to manage higher inventory levels and working capital requirements and may place significant strain on management, financial and other resources. Expansion may also lead to increases in fixed costs and operating expenses. There can be no assurance that such expansion will be successfully completed or that the Group’s systems, procedures, controls, strategies or resources will be adequate to support expanded operations. If the Group is unable to manage its expansion effectively, its business and results of operations could be adversely affected.

      Reliance on Expertise of Management and Key Personnel

      The Group depends on the efforts and abilities of certain key management and technical personnel. Its future success depends, in part, upon the Group’s ability to retain such personnel, and to attract and retain other highly qualified personnel, particularly sales, product and process engineers. The Group competes for these individuals with other companies, academic institutions, government entities and other organizations. Competition for such personnel is intense and the Group may not be successful in hiring or retaining new or existing qualified personnel. If the Group loses existing qualified personnel or is unable to hire new qualified personnel as needed, its business, financial condition and results of operations could be adversely affected.

Back to Contents

      Growth through Acquisitions, Joint Ventures and Investments Involve Risks and Uncertainties

      The Company intends to continue to grow its business partly through acquisitions, joint ventures and investments. See also Item 4.B, “Business overview – Strategy”. Such acquisitions and investments, whether conducted nationally or internationally, involve a number of risks and uncertainties, including the following:

-	integrating different company cultures, personnel, technologies, products and facilities;
-	increasing leverage and debt service requirements;
-	entering geographic or business markets in which the Group has no or limited experience;
-	diverting management’s attention from other business concerns;
-	potentially losing key employees of acquired companies;
-	identifying suitable investment and diversification opportunities; and
-	consummating future acquisitions, joint ventures or investments on satisfactory terms, if at all.

      Failure to successfully address these risks or other unexpected risks could adversely effect the Group’s business, financial condition and results of operation.

      Environmental Regulations

      The Group is subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of minerals, alloys and gases used in its manufacturing processes. Although the Group has not been subject to material environment claims in the past and the Company believes that the Group’s activities conform in all material respects to presently applicable environmental regulations, environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Group and require the Group to acquire costly equipment or incur other significant expenses. Accordingly, any failure of the Group to control the use of, or adequately restrict the discharge of, hazardous substances could adversely affect the Group’s business, financial condition and results of operation.

      No Right to Participate in Compulsory Tender Offers

      Under current Italian legislation governing tender offers, holders of the ADSs or the Savings Shares do not have the right to tender Savings Shares to a bidder in connection with a tender offer for all or part of the Ordinary Shares. A change in control of the Group could result in the Group having a materially different financial position. Furthermore, while Italian legislation requires the launch of a tender offer following the acquisition by a person of certain specified percentages of Ordinary Shares, no such requirement exists with respect to Savings Shares, regardless of the amount purchased. Therefore, there can be no assurance that a bidder will not purchase an amount of Savings Shares that materially decreases the active trading market for the Savings Shares. See Item 7, “Major Shareholders and Related Party Transactions”.

      Control by Major Shareholders

      As of the date of this annual report, the Company is controlled by members of three families, the Baldi, Canale and della Porta families, who together with Berger Trust S.p.A. and Desis S.A. (collectively, the “Major Shareholders”) are parties to a Shareholders’ Agreement which currently covers 7,946,776 of the Ordinary Shares, representing approximately 57.3% of the authorized and issued voting securities of the Company. The Shareholders’ Agreement generally limits the ability of the Major Shareholders to transfer their shares. See Item 7.A, “Major Shareholders.” While individually the Major Shareholders cannot exercise majority control over the Company, collectively, the Major Shareholders represent a majority of the authorized and issued voting securities and are able to pass resolutions at the ordinary shareholders’ meeting and extraordinary shareholders’ meeting, elect and appoint the board of directors and otherwise generally direct the Company’s affairs.

      Dependence on Information Technology Integration

      Most of the management, commercial, technical and financial information relating to the Group’s operations is exchanged, processed, filed and retrieved through an integrated database information system supported by suitable software. Any major failure of such system could jeopardize the management and information sharing capabilities of Group’s operations.

Back to Contents

Item 4. Information on the Company

A.	History and development of the Company

      Introduction

      SAES Getters S.p.A. is the world leader in getter technology used to create and maintain vacuum and purified gas environments. High vacuum and purified gas environments are required in the production of a wide range of products in several high to medium technology industries, as well as in scientific applications, such as traditional electronics, semiconductors, lighting, telecommunications, aerospace and appliances and laboratory physics experiments. The Company is also a leader in the production of analytical devices for the detection of trace impurities in semiconductor manufacturing bulk process gases and in “clean room” environments. The Group has developed long-term relationships with several major customers and end users in these industries, including, in alphabetical order: Air Liquide, Air Products, BOC, Chunghwa, General Electric, Harison, Hitachi, Intel, LG.Philips Displays, Matsushita Electronics, Motorola, NEC, Orion, Osram, Philips, Praxair, Rainbow, Samsung, Sanken, Siemens, Sony, Thomson and Toshiba. The Group’s primary products are: “getters”, which are used to improve and maintain a vacuum, gas purifiers, which are used to remove trace impurities from process gases, and gas analyzers apparatuses, which are used to detect residual trace impurities in such gases and in “clean room” environments. A getter is a device composed of metal or a metal alloy which exhibits a chemical affinity for specific gases and, when introduced into an evacuated device, absorbs the targeted gaseous molecules present, creating and maintaining an appropriate vacuum or, when used for gas purification purposes, creating a highly purified gas.

      SAES Getters S.p.A. is a joint stock company (a Società per Azioni under the Italian Civil Code) incorporated in Italy, and registered in and operating under, the laws of Italy. The legal and commercial name of the Company is SAES Getters S.p.A. The duration of the Company is set until December 31, 2050.

      The Company is organized into two divisions called “Aggregates”, one covering components (the “Components Aggregate”) and one covering equipment (the “Equipment Aggregate”) and has nine manufacturing facilities located in Italy, the United States, Korea and China. See Item 4B, “Business Overview.”

      The registered offices of the Company and the Headquarters of the Group are in Italy and the registered address SAES Getters S.p.A., Viale Italia 77, 20020 Lainate, Milan, Italy, Tel: +39 02931781. The agent for service of process is Citibank N.A., 111 Wall Street, New York, N.Y. 10005, Tel: +1 2126579522. Citibank N.A. operates as depositary, registrar and agent for the Company’s ADSs, pursuant to the Deposit Agreement dated May 22, 1996.

      History and development

      The Company was founded in Florence in 1940 as S.A.E.S. (Società Apparecchi Elettrici e Scientifici) for the production of electric and scientific apparels, and moved to Milan in 1943. Following the acquisition of the Company by the families of certain of the Major Shareholders (as defined in Item 7.A “Major shareholders”) in 1947, the Company pioneered the field of getters.

      During the 1960s and 1970s, the Company established sales subsidiaries in Europe and Asia and a sales and manufacturing subsidiary in the United States. During the 1980s, the Company acquired King Laboratories, which produced evaporable getters in the United States, and the getter business of the Kemet Division of Union Carbide, which was the main producer of evaporable getters in the United States. Also in the 1980s, the Company acquired Saes Pure Gas, Inc. (formerly Cryolab, Inc.), which permitted the Group to establish an important presence in the gas purification field. This presence was enlarged to encompass trace gas analysis with the acquisitions of Trace Analytical, Inc. (“Trace Analytical”) and FST Consulting Group, Inc. (“FST”) in 1998; PCP, Inc. (“PCP”), which later merged with Trace Analytical, in 1999; and Molecular Analytics, Inc. (“Molecular Analytics”) in 2000. In addition, during the 1990’s, the Group further expanded its business in Asia. This expansion included the formation in 1996 of Nanjing Saes Huadong Getters Co. Ltd. (“NSHG Joint Venture”), a joint venture with Huadong Electron Tube Factory – Nanjing for the development and sale of getters for Cathode Ray Tubes.

Back to Contents

      Reorganizations

      In October 2001, the Company announced a restructuring plan relating to its Equipment Aggregate and particularly in the Analytical Technologies Business Area. Pursuant to the plan, the business activities of Trace Analytical, located in Menlo Park, California, together with its laboratory in West Palm Beach, Florida, were merged by incorporation into a new company (“Trace Analytical, Inc.”), with its principal place of business in Sparks, Maryland, which is also the headquarters of Molecular Analytics. In April 2002, Molecular Analytics was merged into Trace Analytical. The surviving entity changed its name to Molecular Analytics, Inc. This merger had the aim of producing a more effective and efficient management of the activities based in Sparks, Maryland (USA). The restructuring process relating to the Equipment Aggregate resulted in a net reduction of approximately 20 employees during 2002. The Company estimates that cost savings from this restructuring plan amount to approximately $3 million per year, with effect from 2002.

      In November 2001, the Company announced a restructuring plan relating to the Components Aggregate and particularly the Display Devices Business Area. Pursuant to the plan, during the early part of 2002 the Group transferred the production of getters for color Cathode Ray Tubes made by Getters Corporation of America, Inc. (“GCA”) in Cleveland, Ohio, to Saes Getters S.p.A. in Lainate (Italy). The restructuring was due to a general economic slowdown in the first half of 2001 which, in addition to the tragic events of September 11, resulted in a strong economic slowdown in some industrial markets in which the Group operates. This slowdown has particularly affected the Color Picture Tube market in North America, which was already characterized by plant relocations and closing. The Group continues to produce getters for lamps in the Cleveland, Ohio facility. In addition, in 2002, the Ohio facility was equipped for producing Vacuum Insulated Panels (“VIP”) for the North American markets, and production of VIPs began during the first quarter of 2003. As part of the restructuring plan, GCA was merged into Saes Getters USA, Inc, in June 2002. The restructuring process relating to the Components Aggregate resulted in a reduction of approximately 60 employees during 2002. The Company estimates that cost savings from this restructuring plan amount to approximately $2 million per year, with effect from 2002.

      In July 2002, the Company announced a reorganization plan relating to the Equipment Aggregate and particularly in the Pure Gas Technologies Business Area. The program involved the reduction by approximately one third of the workforce, equal to approximately 30 people, from Saes Pure Gas, Inc. in San Luis Obispo, California. The decision, dictated by continued weak performance and indicators in the semiconductor equipment market throughout 2002, was aimed at reducing costs and recovering profitability. The Company estimates that this reorganization will result in cost savings of about $2 million per year, of which approximately $1 million was already recognized in 2002. Following the reorganization, in October 2002, the Company announced a further streamlining of the international sales force and customer service operations of the Equipment Aggregate. The program resulted in the reduction of approximately 20 personnel, enabling further cost savings estimated at approximately $1.4 million per year, with effect from 2003. The one-time costs relating to the 2002 reorganization of the Equipment Aggregate, which were estimated at approximately $1 million, were reflected in the Company’s financial statements for the year ending December 31, 2002.

      In addition, as part of the reorganization process aimed at improving efficiency, two Group subsidiaries located in Avezzano, Italy (Saes Metallurgia S.p.A. and Saes Advanced Technologies S.p.A.) were merged into Saes Advanced Technologies S.p.A. with effect on January 1, 2002.

      On August 2, 2002, a new subsidiary, Saes Getters Ireland Ltd, based in Dublin, Ireland was incorporated. The primary purpose of this subsidiary is to optimize the management of the Group’s liquidity.

      The Company's joint venture Japan Getters Inc. (“JGI”) was liquidated with effect on October 31, 2002. The Company – through its subsidiary Saes Getters Japan Co. Ltd. (“Saes Japan”) – had entered into JGI in May 1993 with a 50% equity interest, partnering up with the Japanese companies Mitsui & Co. Ltd. (25%) and Japan Metals & Chemicals (“JM&C”) (25%), in the field of non evaporable getters. In March 2002, the three partners mutually agreed to liquidate JGI, terminating all the agreements in place. Concurrently, Saes Japan agreed to succeed in the JGI's business. Immediately thereafter, Saes Japan and JM&C entered into a production agreement whereby JM&C agreed to continue manufacturing exclusively for Saes Japan certain non evaporable getters, which are protected by some patents owned by the Company and which previously were marketed by JGI.

Back to Contents

      Capital Expenditures

      The Group’s capital expenditures totaled €15,446 thousand in 2002, as compared to €23,887 thousand in 2001 and €14,372 thousand in 2000. In 2002, the Group’s capital expenditures were primarily made for improvements at its production facilities to increase manufacturing capacity and for new laboratory instrumentation and, to a lesser extent, for the completion of the construction of a new office building in Lainate (Italy), used as the Group’s corporate headquarters, for the completion of new buildings in Avezzano and in Shanghai, for the expansion of the production facility in South Korea, and for hardware upgrading related to the Group’s information system. The reduction in Group’s capital expenditures is due primarily to certain non-recurring investments in buildings that were completed in 2002 but which were mainly incurred during the previous year.

      The following table sets forth, for the periods indicated, the net amount of Group’s capital expenditures, expressed in thousands of Euro, for land and buildings, machinery and industrial equipment, laboratory instruments and other assets, including office equipment and information systems hardware:

	2000	2001	2002

	(thousands of Euro)	(thousands of Euro)	(thousands of Euro)
Land and buildings	386	1,213	1,155
Machinery and industrial equipment	4,962	8,511	5,146
Laboratory instruments and other	1,611	3,120	2,605
Construction in progress	7,413	11,043	6,540

Total	14,372	23,887	15,446

      In 2002, approximately 49% of the Group’s total capital expenditures were made to purchase new machinery, industrial equipment and laboratory instrument for R&D activity and new projects conducted in Lainate, Italy.

      Approximately 26% of the Group’s total capital expenditures in 2002 were made in connection with themanufacturing facility in Avezzano (Italy) to complete a new building and to enhance and improve its machinery and industrial equipment. Approximately 7% of total capital expenditures in 2002 were made for the expansion of a production facility and new equipment in Jincheon (South Korea).

      The newly constructed buildings in Lainate, Avezzano and Shanghai will not require any substantial further capital expenditures in 2003. The Group’s total investment in the new buildings located in Lainate, Avezzano and Shanghai were approximately €6.9 million, €5.3 million and $5.4 million respectively including investments in previous years.

      Substantially all of the Group’s capital expenditures were financed with available cash flow.

B.	Business overview

      Introduction

      The Group is organized in two divisions, or “Aggregates”: the “Components Aggregate” and the “Equipment Aggregate”. Each Aggregate is in turn organized into “Business Areas”. The Components Aggregate is made up of the following Business Areas: (i) Display Devices; (ii) Light Sources; (iii) Electronic Devices & Flat Panels; and (iv) Vacuum Systems and Thermal Insulation. The Equipment Aggregate is made up of the following Business Areas: (i) Pure Gas Technologies; (ii) Analytical Technologies; and (iii) Facilities Technologies. The rationale behind this approach is to reflect the deep dual nature of the Group’s business, one oriented toward components and one toward capital equipment, and to focus the strategies in these two different environments. At the same time, within each Aggregate, the Business Areas are defined by specific market needs and strategies as well as by clearly identified technological or manufacturing characteristics. Each Business Area is granted considerable autonomy. The Business Areas encompass products and applications having a common market base. Each Business Area manager concentrates not only on sales but also on growth, monitoring the market needs and developments, identifying new areas for R&D, needs of technological innovation and new product development. Each Business Area pursues its specific target of growth and market shares in a manner consistent with the Group’s overall strategy. See “– Strategy”.

Back to Contents

      The products of the Barium Getters Division Components Aggregate include a variety of evaporable getters primarily used in Cathode Ray Tubes found in television sets and computer monitors, and non-evaporable getters, which are used in lamps for street and other high efficiency industrial lighting, in evacuated electron tubes, electronic and opto-electronic packages other than cathode ray tubes, high-pressure discharge lamps used for street and high quality lighting (stadiums, shop windows, monuments and certain industrial applications) and in vacuum insulation devices such as vacuum bottles and vacuum insulated panels.

      The Components Aggregate is also responsible for including metal vacuum bottles (thermoses); (ii) special metal dispensers, including mercury dispensers used in fluorescent lamps and alkali metal dispensers used for the formation of photo-sensitive surfaces of x-ray image intensifiers and night vision devices. In addition, the Components Aggregate includes (iii) getter pumps thatand modules are used in the manufacture of evacuated electron tubes, in particle accelerators and laboratory vacuum systems.

      The Equipment Aggregate encompasses products used for pure gas handling and impurity monitoring as well as related quality control/quality assurance and maintenance services. The principal application of products and services of the Equipment Aggregate is in the silicon based and compound semiconductor industry, where it is necessary to maintain a clean environment for the production of semiconductor chips.

      A “getter” is a component used during the manufacture of devices that require a vacuum for operation, such as Cathode Ray Tubes. In the manufacturing process a getter is activated in the device after evacuation with external pumps. The getter creates and maintains the necessary vacuum. Without use of a getter, the vacuum would quickly degrade due to remaining gas molecules released from the internal surfaces and other components of the device. Getters can also act as internal chemical pumps during manufacturing processes, reducing the need for external evacuation pumps and resulting in improved production yields.

      An evaporable getter is a small ring-shaped device, generally one-inch or less in diameter, filled with fine compressed powders of barium-aluminum alloy and nickel. By heating the getter ring at a high enough temperature, barium vapor condenses onto the surface of the device and the resulting barium film acts as a sponge for remaining gas molecules, maintaining a suitable vacuum level without the need for an external pump to discharge the gases. In the typical cases, the evaporable getter helps to increase the quality and performance of the Cathode Ray Tube and has become an essential component in its manufacture and in the extension of its useful life. A Cathode Ray Rube without an evaporable getter would last fewer than 100 hours, but with one, the tube’s life can extend to over 10,000 hours. Getters have also increased the efficiency and productivity of certain manufacturing processes. For example, the development of the “frittable” getter, a form of evaporable getter that may be heated in air to high temperatures, permits, in contrast to non-frittable getters, to be mounted in any fixed position prior to heating a Cathode Ray Tube. This improves the Cathode Ray Tube features, such as better resolution, definition, color purity and brightness.

      Non-evaporable getters have been developed for devices in which condensation of a barium film for gettering through the heating of an evaporable getter is not possible. Such non-evaporable getters are special alloys, based on metals such as zirconium, vanadium or titanium, which are made from fine powders of these alloys either compressed into the form of pills, granules, pellets or strips, or coated and deposited with proprietary techniques onto suitable surfaces and which act as metal “sponges” for the remaining gas molecules present within an evacuated device. Depending upon their application, non-evaporable getters are available in different shapes and sizes.

      The Group has obtained a substantial market share for some of its main products. The Company estimates that in 2002, the sales of the the Display Devices Business Area accounted for approximately 87% of the estimated worldwide market for evaporable getters used in the manufacture of color Cathode Ray Tubes. With respect to the other Business Areas of the Components Aggregate, the Company is a leader in the world-wide market for non-evaporable getters, such as those used in high-pressure discharge lamps for street and high-quality lighting, alkali metal dispensers and for non-evaporable getters used in metal vacuum bottles. In the Light Sources Business Area, the Company believes that it is the worldwide leader in mercury dispensers for Cold Cathode Fluorescent Lamps. In the Business Areas of the Equipment Aggregate the Company is a strong provider in the market for all sizes of gas purification systems, and it is a leading provider in trace impurity analytical systems used in the semiconductor industry and in the quality control/quality assurance services to this industry.

Back to Contents

      The Group has maintained technological leadership through a continuing commitment to internal research and development combined with co-operation agreements with a select group of customers, corporations, research institutes and universities. About 315 basic international patents relating to different technologies have been granted to or acquired by the Group since its formation. The vast majority of these patents stem from internal research and development. The Group regularly introduces new products, such as new types of evaporable and non-evaporable getters, getter pumps, mercury dispensers and gas purifiers and analyzers. A key aspect of the Group’s business is the capacity to anticipate customers’ needs and seek customized and advanced solutions based on its scientific and technological expertise. Thus, the development of long-term relationships with selected customers is essential.

      The Group is vertically integrated in the manufacture of a majority of its products.

      As of March 31, 2003 the Group had nine factories, two of which are located in Italy, four in the United States, one in South Korea and two in China. The factory in Nanjing, China is owned by the NSHG Joint Venture, in which the Company owns a 65% equity interest.

Total Revenues by Aggregate and by Geographic Location of Customer

      The following tables set forth the Group’s net sales by Aggregate and geographic location in thousands of Euro for the periods indicated:

	Year Ended December 31,

	2000		2001		2002

	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)
Net Sales by Aggregate:
Components Aggregate	112,114	65.0	94,696	59.1	106,401	75.4
Equipment Aggregate	60,152	34.9	65,209	40.7	34,583	24.5
Other (1)	286	0.1	264	0.2	224	0.1

Total	172,552	100.0	160,169	100.0	141,208	100.0

(1) Includes sale of supply machinery and other miscellaneous products.

	Year Ended December 31,

	2000		2001		2002

	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)
Net Sales by Geographic Location of Customer:
Italy	5,433	3.1	2,892	1.8	2,154	1.5
Europe (excluding Italy)	25,640	14.9	29,491	18.4	23,388	16.6
North America	49,438	28.7	46,157	28.8	32,118	22.7
Japan	25,369	14.7	19,714	12.3	23,159	16.4
Asia (excluding Japan	64,297	37.3	59,417	37.1	57,850	41.0
Rest of the world	2,375	1.3	2,498	1.6	2,539	1.8

Total	172,552	100.0	160,169	100.0	141,208	100.0

      Strategy

      The Group’s strategic objectives are: (i) to extend its technological leadership and develop new products, with added value, within its core areas of competence; (ii) to further enhance its long-term relationships with a growing base of key customers; (iii) to maintain and, if necessary, extend the globalization of its businesses; (iv) to continue pursuing growth through select acquisitions, joint ventures and other alliances and investments; and (v) to maximize product quality, customer satisfaction and production efficiency.

Back to Contents

      (i) Extend Technological Leadership and New Product Development within Core Areas of Competence

      The Company believes that a constant commitment to internal research and development is critical in maintaining its technological leadership. The Group intends to exploit its research and development capability and expand into new niche applications, including certain areas of the vacuum applications, lamp industry, special alloys, semiconductor and opto-electronic industries and impurity monitoring in gases. The Group believes its scientific expertise, use of internal synergies and its worldwide presence will help it accomplish this goal. The Company’s strategy is to increase the Group’s leadership in highly specialized business niches within its core areas of competence, namely the reactivity of gases with surfaces and metals, sophisticated alloy metallurgy, vacuum and ultra-high vacuum technologies, gas purification and impurity monitoring and by entering into new, but related, markets and fields. The Company aims at accomplishing this through technological innovation and by responding to market needs and developments in the business areas of the customers that use its products. The Company believes that its getter technologies may extend into new areas of application in the future, such as vacuum thermal insulation (including refrigeration for households), vacuum systems and vacuum-sealed micro electronics devices for industrial products, new types of flat displays and devices to improve the efficiency of certain vacuum manufacturing equipment. The Company believes that its mercury dispensing technologies may be further extended to fluorescent lighting. The Company also believes that its gas purification, trace analysis technologies and quality control, quality assurance and analytical services can be further exploited in the semiconductor and other industrial fields. The Company also plans to develop new products and applications aimed at new markets which are less affected by cyclicity which characterizes those market in which it currently operates, such as the semiconductor industry. See Item 5.C, “Research and development, patents and licenses”.

      (ii) Enhance Long-Term Relationships with Growing Base of Key Customers

      Technical cooperation with customers, from the initial development stage of a device or project for which a getter or other products will be used, is an essential part of the Group’s strategy and frequently leads to the development of new applications for its technology. This happens as old and new customers approach the Group to assist in developing products which require the Group’s technologies. See Item 5.C, “Research and development, patents and licenses”. The Group strives to build upon its many collaborative projects and long-term relationships in order to fully understand and satisfy the needs of each of its existing customers. In addition, the Group continually seeks to establish relationships with potential new customers through cooperation among its research and development, marketing and sales departments. Several of the Group’s managers and executives have been trained in the Group’s central research and development laboratory which, the Company believes, enables them to understand and anticipate the needs of its customers.

      (iii) Maintain and, if Necessary, Extend Globalization of Business

      The Company believes that a direct local presence in its existing and potential customers’ markets is of strategic importance for the Group. The Group aims at maintaining and, if necessary, extending its global network of subsidiaries, branches and representative offices and to utilize a local manufacturing, sales and technical support presence to attract new customers and better serve existing ones. The Group intends to solidify its position in industrialized countries, while also focusing on the expansion of its operations in developing markets when opportunities arise.

      (iv) Pursue Growth Through Select Acquisitions, Joint Ventures and Other Alliances and Investments

      The Company believes that select acquisitions, joint ventures and other alliances and investments are important to its growth. In the last five years, the Company has acquired four companies (Trace Analytical, FST, PCP and Molecular Analytics) for a total of approximately $23 million. Molecular Analytics, Inc., as a result of its merger with Trace Analytical in 2002 (which, in turn, had already merged with PCP), is now a leader in a specific niche of gas analyzers that are used primarily in the semiconductor and other industries to qualify and monitor processes that depend on a contamination–free environment or materials. Molecular Analytics also sells products for chemical and environmental applications. FST, which was acquired by the Group in 1998, provides quality control/quality assurance and other related services to major semiconductor manufacturers in the United States. See Item 4.A, “History Development of the Company – History and Development”.

Back to Contents

      The Company is currently considering further acquisitions, joint ventures and other strategic investments, although it currently has no arrangements, understandings or agreements with respect to these considerations. Any such transaction should be in both existing and new (but related) product lines and markets with a greater focus on technological – as opposed to commercial – synergies. Further, the Company must believe it will strengthen the Group’s international sales, distribution, marketing and manufacturing activities.

      (v) Maximize Product Quality and Production Efficiency

      The Group strives to perfect the quality of its products and enhance its production efficiency through careful quality control at its manufacturing plants and by training employees. Vertical integration of the manufacturing process permits the Group to control the quality and efficiency of nearly all manufacturing steps. During 2002, the Group continued to upgrade most of its manufacturing facilities to meet the new ISO 9001 certification requirements (“Vision 2000”) and has also continued to implement the Environment Management Standards (ISO 14001) to be integrated with the existing ISO 9000 certification of the International Standardization Organization. See Item 4.B, “Business Overview – Manufacturing and raw materials”.

      Manufacturing and raw materials

      The Group employs a vertically integrated manufacturing process for nearly all of its products. The Company believes that vertical integration allows the Group to optimize the quality of its products, permits closer control of costs and facilitates the development of innovative processes while maintaining the confidentiality of proprietary information. Vertical integration also minimizes the Group’s dependence on external suppliers and allows the Group to optimize inventories and supply times.

      For its Components Aggregate products, the Group purchases raw materials from third parties and processes them to produce metal from minerals. The Group also uses them to manufacture basic metal alloys, apply powderizing, sintering and coating technologies to alloy ingots and manufacture getters, getter pumps and metal dispensers. As of March 31, 2003 the Components Aggregate products are manufactured in six different locations, three of which are devoted to barium getters sold by the Display Devices Business Area (Lainate in Italy, Jincheon in Korea and Nanjing in China) and three to the other business areas (one in Avezzano in Italy, one in Cleveland, Ohio and one in Colorado Springs, Colorado). The Group’s Components Aggregate purchases some partially-finished materials from third parties. The Equipment Aggregate is also vertically integrated and uses the Group’s materials such as getters and catalysts manufactured by the Group as well as components partially acquired from third parties for the assembly of its gas purifiers and analyzers. The Group designs all electronics and controls of the products sold by the Equipment Aggregate, often including the relative software, and of getter pumps, sold by the Components Aggregate, and outsources the production of them or parts which are then assembled in house. The Group manufactures its gas purification systems in a single production facility in San Luis Obispo, California. In December 2001, all production and business activities related to analyzers were moved from Menlo Park, California, to Sparks, Maryland, the headquarters of Molecular Analytics, Inc. In addition, the manufacturing of integrated analytical systems were moved to the same location from San Luis Obispo, California in the second half of 2002. The production of “Ion Trace” spectrometers (advanced analytical systems, based on Ion Mobility Spectrometry, capable of sensing the quality of gases with very low sensitivity levels) is currently carried out in Lainate, Italy. However, the manufacturing of these spectrometers are expected to be moved to Molecular Analytics, Inc. in Sparks, Maryland sometime in the first half of 2004. As a result, all single trace impurity analyzers and integrated analytical systems will be manufactured in Sparks, Maryland.

      The Group processes all of the alloys at its facility in Avezzano, Italy. Barium minerals, important components of the Group’s products, are widely available in Italy. Titanium bulk used in the manufacture of the Group’s products is widely available in commodity markets. For Nickel powder, the Group relies exclusively on one, although very reliable, supplier. Other suppliers are also available, but adoption of their product would require an extensive qualification process. The Group purchases significant quantities of Stainless Steel in the form of high quality ribbon from several qualified international sources for manufacturing barium getters and other products. The Group also purchases limited quantities of Palladium and Palladium compounds. Most of the Group’s manufacturing processes are highly complex, require advanced equipment and are continuously modified to improve yields and product performance. The international prices of some raw materials purchased by the Group, such as Nickel, Stainless Steel ribbon and Palladium, have been historically affected by a modest degree of volatility; however in 2000 the international prices of certain metallic raw materials (including Nickel and Stainless Steel) increased by 15% to 25%, which is well above the historical average. In 2001 and 2002 the prices for raw materials generally decreased (although by margins that were less than the increases recorded in the prior years). With respect to Nickel, the Company has entered into yearly agreements governing volatility of prices, deliveries and consignment of stocks. As for Stainless Steel, the Company benefited from strong price competition among international suppliers.

<<<<<<

Back to Contents

      The Group also continuously monitors and, when necessary, takes measures to minimize the costs associated with poor quality products, such as rejects and re-processing, and believes to have reached near optimum results for the type of products which the Company manufactures.

      Excluding Molecular Analytics in Sparks, Maryland and Saes Getters Technical Service in Shanghai, China, all of the Group’s manufacturing plants are certified ISO 9001 or ISO 9002, the International Standardization Organization’s certification for successfully implementing quality control systems for production, installation and service and, where relevant, design and development. During 2002, the Group has continued the upgrading of the ISO 9000 certification to the new standard ISO 9001 (“Vision 2000”) of its manufacturing companies. The manufacturing facilities in Avezzano (Italy) received the new ISO 9001 “Vision 2000” certification in November 2002, while the facilities in Lainate (Milan), in Korea and the joint venture factory in China, NSHG Joint Venture, received the same certification in December 2002. The manufacturing facilities of Saes Getters USA Inc. (Colorado Springs, CO and Independence, OH) and Saes Pure Gas, Inc. (San Louis Obispo, CA) received the new ISO 9001 “Vision 2000” certification in the first quarter of 2003. The process for ISO 9001 “Vision 2000” certification of Molecular Analytics Inc. (Sparks, MD) is expected to begin sometime during 2003.

      Sales and Marketing

      The Group promotes, markets and sells its products through its subsidiaries in many industrialized countries, including Italy, the United States, Germany, France, the United Kingdom, Japan, Korea and Singapore, as well as through its branch office in Taiwan and representative offices in Shanghai, China, and in Moscow, Russia. The Equipment Aggregate and certain Components Aggregate products are also marketed by approximately 70 specialized distributors or agents, about 35 of which are in the United States. The rest are located in Europe and Asia.

      The Group’s communication activities are supported by a professional public relations and marketing communication staff. Advertisements and attendance at trade shows are particularly important for certain Business Areas of the Components Aggregate and for all aspects of the Equipment Aggregate.

      The management of the Group’s international operations is supported by an integrated operation function called Group Integrated Supply Chain. The goal of this function is to increase the effectiveness and efficiency of the chain of activities from supplier to customer, in terms of better service and costs management. The Group aims at achieving this through better production planning and product allocation, materials management, purchasing, inventory logistics, distribution and shipping. In addition, the Group has implemented a function called Group Customer Relations, with the aim of achieving and measuring customer satisfaction with respect to timely deliveries, response to complaints, and customer assistance. The Group wants to achieve a collaboration based on mutual trust with its customers and which will directly link the internal synergies of product and service with the customers’ expectations.

      Customers

      Sales to the Group’s top three and top ten customers accounted for approximately 26% and 50% respectively, of the Group’s total net sales in 2002. LG.Philips Displays, the Group’s largest customer, accounted for 11% and 9.6% of the Group’s total net sales in 2002 and 2001, respectively. In 2000, the largest customer was Philips (prior to the creation of the joint venture “LG.Philips Displays” by LG Electronics and Philips), which accounted for 7.5% of the Group’s total net sales.

1	Notwithstanding the creation of the joint venture “LG.Philips Displays” for the Cathode Ray Tubes business, Philips Group continues to be a customer for other products of the Group.

Back to Contents

      In the Components Aggregate, the customers for evaporable getters in the Display Devices Business Area are the major manufacturers of Cathode Ray Tubes. The Business Area’s 10 largest customers in 2002 were, in alphabetical order, Chunghwa, Guandong Fortune, Hitachi, LG.Philips Displays, Matsushita Electronics, Orion, Rainbow, Samsung, Sony and Thomson, collectively accounting for approximately 38% of the Group’s total net sales.

      The other markets for non-evaporable getters in the Components Aggregate are characterized by a limited number of large manufacturers. Of these large manufacturers, Elevam, General Electric, Harison, Kumho, NEC, Osram, Philips, Sanken, SLI and Stanley were the 10 largest customers in 2002, collectively accounting for approximately 18% of the Group’s total net sales. The market for getter pumps and modules is more varied but still consists of few industrial companies and some scientific research laboratories that build large particle accelerators. The market for metal vacuum bottles (thermoses) consists of several producers (of which about ten manufacture products in large quantities).

      The Equipment Aggregate customers include silicon based and compound semiconductor manufacturers, the principal pure gas suppliers and a few companies in the fiber optics, environmental and petrochemical industries. The 10 largest customers in 2002 were Air Liquide, Air Products, Aixtron, BOC, Fulcrum, Intel, Meridionale Impianti, Motorola, Praxair and TSMC Taiwan, collectively accounting for approximately 13% of the Group’s total net sales.

      Seasonality

      The Group typically obtains purchase orders or commitments with an average advance notice of three months for Cathode Ray Tube sales and the majority of the other sales in Components Aggregate. It also relies on its own market assessments and ongoing communication with its customers to anticipate the future volume of purchase orders. The Group receives estimated annual sales forecasts from its major customers, but because of the limited number of manufacturers in the industries which use the Components Aggregate products, demand for the Group’s products tends to be concentrated. As a result, however, the Group has developed long-term relationships with many of its customers.

      The primary industry that uses the Equipment Aggregate products is semiconductor manufacturing, which has historically been highly cyclical due to unexpected demand shifts. The level and timing of the customers’ orders depend, to a certain extent, on how long it takes to build and furbish new semiconductor factories. Changes in manufacturing strategies and variations in demand for their products can also affect this. Excluding small size purifiers for point of use applications, the Group typically obtains purchase orders or commitments with an average advance notice of four months.

      Trademarks, Patents, Proprietary Rights and Related Agreements

      Since the Company’s formation, the Group has received about 315 basic international patents for different technologies. Of these, approximately 155 basic patents are valid, or applied, as of December 31, 2002. In 2002, the Group applied for 18 new patents, with the majority of its patents in the fields of getter technologies, vacuum thermal insulation, purification and analytical technologies. The Group currently holds (or has filed for examination) 24 patents for alloys and gettering materials, 33 patents related to Cathode Ray Tubes and Flat Panel Display technology, 38 patents related to gas purification and impurity analysis, 28 patents related to vacuum thermal insulation, 10 patents related to lamp technology, 8 patents related to getter pumps for vacuum systems and 15 patents in other related fields. A majority of the Group’s patents are the result of internal research and development.

      Some of the Group’s patents protect fundamental inventions or manufacturing processes used in a large number of its products. Often, however, the Group’s products incorporate more than one of the Group’s inventions or manufacturing processes and are thus protected by more than one patent. In certain circumstances, when a technology is unlikely to be discovered by potential competitors and could advance the research of potential competitors to the future detriment of the Group, the Company determines that public dissemination of such competitively useful information through the patenting procedure outweighs the benefits of patent protection. In such cases, the Company does not seek to patent such inventions or manufacturing processes but keeps them as proprietary know-how. Some of the Group’s basic technologies, such as the standard manufacturing processes for evaporable getters, do not have any patent protection because they were not suitable for being patented, or possibly because their patents have expired. In the meantime, when possible or deemed appropriate, the Group has filed new patents for the same applications, which offer substantial advantages with respect to the expired ones. A key patent for manufacturing barium getters for large Cathode Ray Tubes is due to expire in 2004. This patent covers a method to produce barium getters for large-sized picture tubes. It should be noted that no other key patents are about to expire in the next three or four years.

Back to Contents

      In order to defend and preserve its intellectual property rights, the Group has consistently turned to patent protection, through broad international patent registration in strategic industrialized countries and by defending the Group’s patent rights against infringement.

      The Group also considers its various trademarks to be valuable in the marketing of its products. The Company has about 25 trademark registrations, each of which is filed in all countries in which the Company operates.

      The Group’s products are in general based on in-house developed know-how and proprietary manufacturing, which is often based on patents granted to the Company, patent rights purchased by the Company or owned by the companies the Group has acquired. The only exceptions to this are patents for the TQS mercury dispenser, a special oxygen dispenser product, respectively granted to two lamp customers, and patents related to a special method for operating an ion mobility spectrometer to detect trace atmospheric impurities in gases granted to a large gas company. The sale of products covered by these patents is subject to limited royalties.

      In November 2000, the Company signed a 5 year technical cooperation contract for certain lamps with a major lamp manufacturer in the Components Aggregate. In March 2002 a partnership agreement was signed with the same manufacturer, which expires in 2005, with the aim of establishing a framework for cooperation and scheduling periodic meetings for updates on development needs for new products. A technical cooperation contract with another major lamp manufacturer has been in place since 1996 and was renewed in 2001, with minor modifications, until 2006. In January 2001, the Company signed a purchase agreement with a major lamp manufacturer, which was recently renewed, with minor modifications until 2005.

      On February 8, 2001, the Company signed a License Agreement with CERN Laboratory in Geneva, the European Organization for Nuclear Research. The agreement concerns a technology, developed and patented by CERN, for the deposition of non-evaporable thin film getters on the surface of the vacuum chambers in particle accelerators.

      During 2002, the Company signed two Research and Development agreements, with European industrial partners, for diversification projects in the catalytic and electronic fields respectively. In August 2002 the Company also signed a technology license and supply agreement with a Japanese industrial company for the manufacture and distribution outside Japan of certain chemicals used in tools for semiconductor and other industrial manufacturing. In September 2002, the Company signed a patent license agreement with a major North American company for the manufacture of special getters to be used in sealed industrial and military electronic devices. In January 2003, the Company signed a technology and know-how transfer agreement with a major international manufacturer of Gallium Arsenide devices for the supply of such getters.

      Competition

      For some of the Group’s products, such as mercury dispensers, getter pumps, modules and certain non evaporable getters, the Group does not necessarily compete against similar products but rather it competes against a different technological approach to solve final applications requirements. For example, getter pumps compete with getter-ion pumps, or titanium sublimation pumps and mercury dispensers compete with mercury glass phials, or mercury amalgam pellets. In a few cases, the competition comes from the end-users in-house gettering products, gas purifiers or analytical apparatuses. There are currently no competing technologies for evaporable getters in the manufacture of Cathode Ray Tubes.

Back to Contents

      The Group competes with other producers on the basis of, among other factors, product quality, product and service reliability, technological innovation, timely delivery and price. The Company believes that it compares favorably to its competitors with respect to each of these factors, although certain competitors in the past have tried to reduce prices and/or capitalize on opportunities created by expired patents in order to increase their market share. The Company estimates that in 2002 the Group supplied approximately 87% of the evaporable getters to the estimated worldwide market for color Cathode Ray Tubes. The Group has only one major competitor, Toshiba, for evaporable getters used in color Cathode Ray Tubes and, to a much lesser extent, in monochrome tubes for projection television. Toshiba has decreased its market share for getters used in color Cathode Ray Tubes since 1997. In addition, during 2002 the Company increased its share in the worldwide market for evaporable getters used in monochrome Cathode Ray Tubes for projection television. The Group primarily competes with Toshiba also in the market for evaporable getters used in fluorescent displays.

      In 2001, the Company suffered some erosion of its share of the market for non-evaporable getters used in metal vacuum bottles due to competitive prices applied by Chinese and Korean getter pills manufactures following a general shift in production from Japan to China that occurred in recent years. This shift increased the share in sales of Chinese and Korean competitors’ getters. During 2002, the Company was able to slightly reverse this trend due to the quality of its products and the introduction of a new getter alloy which resulted in cost savings to customers in the manufacturing process. In addition, the Group is facing increased price competition from Chinese and Korean manufacturers of non-evaporable getters in certain lamp applications. For these applications, the main competitive factor considered by customers is price. The Company is responding by offering new products with added technical premium value, such as a new type of non-evaporable getter (the “St787 series”) capable of withstanding more critical conditions during lamp manufacturing, or getters that combine different alloys and by establishing long-term technical and developmental collaborations with key customers. The Group is a leading producer of getter pumps and modules but faces competition from titanium sublimation and getter ion pumps, which are produced by a number of competing companies. In 1999, the Company introduced its Dryer Capsule Assemblies, which are used inside the hermetic packages of certain types of laser pump modules for telecommunication optical fiber applications (the 980nm type). In general, the customers’ alternative to adopt internal production capabilities has forced the Company to sell its products for a reduced profit.

      In the last two years the Company has developed special chemical absorbers aimed at organic light-emitting diode displays (“OLED”), called Getter Dryer for OLED (“GDO”). The Company is a new entrant in this field where a number of other companies, traditionally selling desiccants to the industry, in shapes and configurations suitable for the OLED application, are operating.

       In the field of Vacuum Insulated Panels, the Company faces competition from a number of similar panel products manufacturers. These manufacturers are adopting a single technological approach with limited flexibility to supply different customers’ needs. In addition, the getters used inside some of such panels with higher performances, the CombogetterTM, and the Company’s special dryers, all have cheaper, though much less efficient, alternatives, which are represented by commercially available desiccants.

      The Group also has a strong position in the gas purification market and is the leader in the market for gas purifiers using getters. The Group’s major competitors in the gas purifiers and quality control/quality assurance services market are either Asian companies, such as Atto, Taiyo Toyo, Japan Pionics and Nippon Sanso, or U.S. companies, such as Aeronex, Johnson Mattey, Matheson, Mykrolis, Pall, NuPure, Applied Mechanical, Purity Systems and QAM (the first ten of which produce mainly purifiers and the last three of which supply quality control/quality assurance services).

      The Group’s major competitors in the analytical single instruments are Extraction Systems, Horiba, Osaka Oxygen, Meeco, Teledyne and Valco. Its major competitors in the area of multi-gas analytical systems are SCH and A-Tech, both in Taiwan, Process Tube Systems and gas companies with in-house productions. In addition, multi-gas analytical systems and Ion Trace (a newly introduced product based on IMS technology) have technological alternatives with more complex multi-gas single instruments such as atmospheric pressure ionization mobility spectrometers (“APIMS”). A major manufacturer of such instruments is Thermo Onix.

      Communication Network

      One of the Group’s strategic objectives is to continue its globalization. To meet this expansion, the Group has implemented a variety of additional systems, procedures and controls to coordinate all global communication and information related activities. The Group effectively integrated its physical information systems, with the result of creating a worldwide company information system network, based on the Group’s companies’ Intranet connections. By means of the application system and software tools, currently shared by all the Group’s companies, this information system allows the Group to more efficiently cover all aspects of information office and remote filing, retrieval and exchanges, including such areas as scientific, technical, commercial, financial, administration and operations. In addition, the Company is currently implementing a system to operate key processes relating to operational, commercial, administrative and financial matters via a world-wide network where information and data can be collected, processed, exchanged and stored in a homogeneous manner.

Back to Contents

      Governmental Regulation – Environmental Matters

      The Group’s manufacturing operations use minerals, alloys and gases, and the Group is subject to various laws governing the protection of the environment. The Group has established pro-active environmental policies with respect to handling of minerals, alloys and gases; minimizing water consumption; optimizing energy use; scrap recovery and reutilization; and waste disposal from its manufacturing operations. In addition, the Group complies with the specific requirements mandated by certain customers concerning the absence of dangerous materials in manufactured products and packaging.

      Products

      The Components Aggregate

      The Components Aggregate products include a variety of evaporable getters primarily used in Cathode Ray Tubes found in television sets and computer monitors, non-evaporable getters, which are used in street lamps and other high efficiency industrial lighting, in evacuated electron tubes, electronic and opto-electronic packages and in vacuum thermally insulated devices such as vacuum bottles and Vacuum Insulated Panels and getter pumps which are used in portable instruments, in the manufacture of evacuated electron tubes, in particle accelerators and in laboratory vacuum systems. The Components Aggregate is also responsible for special metal dispensers, including mercury dispensers, which are used in standard and miniature fluorescent lamps and fluorescent displays, and alkali metal dispensers which are used for the formation of the photo-sensitive surfaces of x-ray image intensifiers and night vision devices.

Products	Main Applications	Principal Customers of the Display Devices Business Area in the Components Aggregate

Evaporable Getter	Color Cathode Ray Tubes Projection Tubes	Chunghwa Guandong Fortune
	Monochrome Cathode Ray Tubes	Hitachi
	Low-Pressure Discharge Lamps	LG.Philips Displays
	Vacuum Fluorescent Displays Surge Arresters	Matsushita Electronics Mistubishi Novel Orion
Rainbow
Samsung SEG
Sony
Thomson
Toshiba

Non-evaporable Getters		Principal Customers of the Other Business Areas in the Components Aggregate

Getter Pills and Granules	Metal Vacuum Bottles (thermoses) Evacuated Electron Tubes Vacuum Pipes Industrial Dewars Plasma Display Panels	Elevam Futaba General Electric Harison Kumbo Litton NEC

Back to Contents

Getter Pellets	High-Pressure Discharge Lamps Electronic Packages Energy Storage Devices	Osram Philips Photonis
Raytheon Samsung Sanken
Getter Strips	Particle Accelerators	Siemens
	High-Pressure Discharge Lamps Vacuum Interrupters Evacuated Electron Tubes	SLI Stanley Thomson Tiger Toshiba
Porous Getters	X-Ray Tubes	Zojirushi
Infrared Detectors
Traveling Wave Tubes
Capacitance Manometers

High Porosity Thick Films (HPTF)	Field Emission Displays
Microelectronic Devices Plasma Display Panels

Special Chemical Absorbers	Organic Light-Emitting Diodes

Dryer Capsule Assemblies	Laser Pump Modules

Patterned Getter Wafers	Micro Electro Mechanical Systems

Mercury Dispensers	Standard Fluorescent Lamps
Cold Cathode Fluorescent Lamps
Gas Discharge Displays

Alkali Metal Dispensers	Image Intensifiers
X-Ray Image Intensifiers
Photo Multipliers
Getter Pumps and Modules
Wafer Modules, Getter Pumps, In Situ	Particle Accelerators
Getter Pumps and WaferGetterTM	Physics Experiment Machines Portable GC/MS
Semiconductor Production Machines Hard Disks Production Machines Industrial Vacuum System

Combogetters
CombogetterTM	Vacuum Insulated Panels

Vacuum Insulated Panels	Domestic and industrial refrigerators/freezers Bio-medical freezers Thermally insulated appliances Insulated pipes Insulated sport bottles

      Evaporable Getters. Alkali metals and alkaline earth metals have a strong chemical affinity for all active gases and are used for absorbing, or “gettering”, the gaseous molecules within evacuated devices, which are the residue from the exhaust process and the outgassing during operation. It is generally accepted by experts in the electronics industry that barium exhibits the highest gettering performance among these metals when large barium films evaporate; however, because of its high reactivity, elemental barium cannot be manipulated in open air. Instead, it is used in a more stable inter-metallic compound form, such as a barium-aluminum alloy. An evaporable getter’s principal purpose is to create and maintain a high vacuum in the Cathode Ray Tubes used in television sets and computer monitors. The evaporable getter is also commonly used in low-pressure discharge lamps and vacuum fluorescent displays. Certain high-pressure discharge lamps also use evaporable getters.

Back to Contents

      The Group manufactures a wide range of barium-releasing getters in a ring-shaped container. These rings, which are the Group’s original invention, are filled with barium-aluminum and fine nickel-compressed powders produced in the Company’s own highly technical process. The Group also invented nitrogen-doped getters that allowed manufacturers to more practically produce small, portable monochrome television sets and total-yield getters, which spawned the introduction of rectangular color Cathode Ray Tubes. More recent developments include the high-walled, closed-center getter, used to manufacture soft arc tubes, and the frittable getter, which is used for high-definition, high-quality Cathode Ray Tubes and can withstand treatment at high air temperatures. More recent products are the low argon getters, which are essential in Cathode Ray Tubes using high current density impregnated cathodes, and high-yield getters, which can dispense up to 400 milligrams of barium from a 20-millimeter ring getter. The simpler types of ring getters, used in the past in radio receiving tubes, are now also found in vacuum fluorescent displays and low-pressure discharge lamps.

      Non-evaporable Getters. Some metals, such as titanium, zirconium and vanadium, when heated, absorb the gaseous impurities evacuated or inert gas volumes without evaporating. These are known as “non-evaporable getters” and are used when the barium film in an evaporable getter cannot evaporate due to lack of space or the physical properties and operating temperature of the device requiring the getter. The Company discovered that alloying these metals with select metals significantly improves their original gettering performances. In particular, there are certain zirconium-based alloys that meet a different selectivity, operating temperature and other requirements requested by customers. The alloys’ gettering properties differ, with some having a wide spectrum of uses and others more specific, but as a whole, they cover the complete range of applications. The Group produces alloys designed for low-temperature activation and room-temperature use. The low-temperature efficiency of non-evaporable getters has also been greatly improved by increasing the exposed area of the getter alloy. The Group uses compact non-evaporable getter bodies with a high porosity to do this. These porous getters have larger surface areas that make this successful. Non-evaporable getters are available in various shapes (pills, granules, pellets and strips), and some of the alloy compositions can be directly coated in form of thin films onto both metal strips and custom parts. The Group is the world’s leading producer of such non-evaporable getters.

      Non-evaporable getters are used for high-pressure discharge lamps, including high-pressure sodium lamps and the metal halide lamps used to light streets, stadiums, shop windows, monuments, television studios, as well as other industrial uses. High-pressure sodium lamps produce good color quality but are slightly less cost-efficient to illuminate than low-pressure discharge lamps. High-pressure sodium lamps, which emit a gold-colored light, are used primarily to light streets and are increasingly replacing both low-pressure discharge lamps and high-pressure mercury lamps, some of which do not require a getter. Metal halide lamps produce a high color quality and are very cost-efficient to illuminate. These lamps are primarily used where the quality of the color of a light is important. Though certain high-pressure sodium lamps use evaporable getters, non-evaporable getters are generally used in high-pressure discharge lamps. Non-evaporable getters are also found in evacuated electron and image tubes, such as X-ray tubes, Travelling Wave Tubes, Infrared Detectors, Pressure Transducers, Vacuum Interrupters, Vacuum Pipes and in metal Vacuum Bottles (thermoses). The Group’s getter pumps and modules are used in a wide variety of vacuum tubes, in portable instruments and for experimental physics research; the Group is the leading producer of such products.

      Non-evaporable getters are also now including capsule assemblies with special chemical absorbers. These capsules are placed inside the hermetically sealed packages of optical amplifiers’ laser pump modules (“LPM”) for use in submarine optical fibers transmission lines. In order to reach destinations a hundred or thousand kilometers away, as in submarine transcontinental cables, the optical power level of the signal must periodically be reinforced using Optical Amplifiers (“OA”), which are mounted every 50 to 100 km on the fiber cable. The LPM is sealed in a hermetic dry nitrogen package, which also requires a special dryer to remove the residual moisture from a photochemical reaction. Two types of lasers are deployed in the terrestrial systems: the 980nm and the 1480nm. In submarine systems, only the 980nm type is adopted. Currently only the 980nm type requires a gettering device inside its hermetically sealed package. However, recently some end users began to indicate to LPM manufacturers a desire to have a dryer also in the 1480nm models.

      In 2000, the Company began selling another special chemical absorber aimed at organic light-emitting diode displays (“OLED”), called Getter Dryer for OLED (“GDO”). OLEDs constitute a developing technology for cellular telephones, cars, and other emerging applications. An OLED consists of a light-emitting junction layer sandwiched between two electrodes, one of which is transparent. When an electrical current is passed through the OLED, the electrical energy is converted into light, which passes out of the device through the transparent electrode. This conceptually simple design paves the way for thin, potentially flexible displays on plastic substrates. While currently only few companies have commercial products on the market, several companies have announced their intention to develop or are in the process of developing products. The properties of the light-emitting layer are critical to the performance of the OLED. Improvements in efficiency, lifetime and ease of manufacturing will be necessary for realizing a low-cost, high-volume solution for flat panel displays. Moisture causes degradation of the displays. To maintain an adequately low concentration of moisture during the operational life of OLED, a proper getter, or a chemical dryer, is needed. The Company is addressing this application with its GDO, a special chemical absorber.

Back to Contents

      The Company has developed a special thin, flat getter (High Porosity Thick Films, “HPTF”), which is obtained by coating getter material on metallic substrates. This product is used in microelectronic vacuum sealed devices, also called Micro Electro Mechanical Systems (“MEMS”), Field Emission Displays (“FEDs”) and can be adopted for use in Plasma Displays Panels (“PDPs”).

      According to several market surveys, MEMS represent one of the fastest growing technologies with massive potential applications in the automotive, telecommunication, opto-electronic and other industries. Certain families of MEMS, such as, for example, angular motion sensors, radio frequency devices for cellular phones, infrared detectors, and optical switches require vacuum or protective gas sealing. Most of these devices also need a getter to work properly for long periods of time. In order to reduce manufacturing costs and increase productivity, the MEMS industry is continuing to adopt well proven semiconductor manufacturing processes, such as photolithography masking, etching, and patterning, as well as the use of silicon wafers as base materials for manufacturing the active part of the devices. In order to comply with the gettering needs of this new industry, the Company has developed a method consisting of a silicon or glass wafer with a getter deposited into specific recesses. This “patterned getter wafer” is used as the cap of the MEMS package. Currently, the Company is sampling this new product with a number of customers.

      Getters for vacuum insulation are most commonly found in metal vacuum bottles (e.g. thermoses), which are used for storing hot and cold beverages. A non-evaporable getter pill maintains the vacuum for the expected life of the bottle, which is usually between five and 10 years. These are also used in the vacuum insulated jacket of oil transportation pipes from deep wells or off-shore platforms.

      Non-evaporable getters, particularly getter strips, are also used by large scientific research laboratories in particle accelerators, and in other physics projects, such as synchrotron light machines, which also require highly efficient getter systems.

      Mercury Dispensers. Standard Fluorescent lamps, Cold Cathode Fluorescent Lamps, gas discharge displays, and many other devices require mercury to operate. Traditional production techniques require liquid mercury to be introduced during special manufacturing processes in order to prevent pollution. To minimize pollution risks and other disadvantages of using liquid mercury, the Group invented a titanium-mercury alloy. This alloy facilitates the manipulation of titanium-mercury in the open air and the processing of devices that use mercury at high temperatures with diminished risks of pollution. This alloy will not release mercury even if heated to 400° centigrade. In addition, this alloy allows the release of more precise amounts of mercury with several types of mercury dispensing getter rings, pills or wires, which yield from 0.5 to 60 milligrams of mercury. The Group has invented a special strip for standard fluorescent lamps, which dispenses the exact amount of mercury needed to sustain the life of the lamp. The Total Quality Shield (“TQS”), which was introduced to the market in 1997, is a substantially improved version of this product and is intended to comply with more stringent lamp manufacturing and environmental disposal regulations. The Company also developed and sells special wire-shaped versions of mercury dispensing products, which yield from 1 to 3 milligrams of mercury for the small Cold Cathode Fluorescent Lamps (“CCFL”) used to retro-illuminate laptop computers, scanners, arcade games, photocopiers, desktop computers with Liquid Crystal Displays (“LCD”) and LCD television screens, that made their debut in the consumer market during 2002. More recently, LCD desktop computers and LCD television screens are being manufactured and sold in sizes above 15 inches, thus requiring the use of two or more retro illumination lamps. This, in turn, has the beneficial effect of a larger amount of Company’s products being used in these LCD based displays.

      Alkali Metal Dispensers. Alkali metal dispensers are small sources of alkali metal vapors used to produce alkali photocathodes, the photosensitive surfaces that convert low-level light signals into electronic signals. Alkali photocathodes are produced by depositing precise amounts of high-purity alkali vapors on suitable substrates, typically either antimony or gallium arsenide. Because the amount of each alkali metal must be accurately dosed, the alkali vapors released from the dispensers must occur in a controlled and reproducible manner. The Group has developed a series of alkali metal dispensers that allow the controlled release of cesium, sodium, potassium, lithium or rubidium. These dispensers use high-purity anhydrous alkali metal chromates, including a getter alloy. X-ray image intensifiers, night vision devices, photo-multipliers and other similar devices are all based on these alkali photo-cathodes. X-ray image intensifiers convert and intensify x-ray radiation into visible spectrum radiation to produce a visible detailed image; these are commonly used for medical purposes. Night vision devices are generally used by police forces or the military. Photo-multipliers are mainly used in the scientific and medical fields and convert radiation into electrons that are intensified to generate a signal. Recently, the Company has also introduced a new generation of “eco-friendly” high yield alkali metal dispensers which are aimed at the market for manufacturing OLEDs.

Back to Contents

      Getter Pumps and Modules. Large scientific research laboratories mainly use getter pumps and modules for physics experiments and in surface analyses vacuum systems. Special custom made getter pumps are also used in portable instruments combining gas chromatographs and mass spectrometers used for early hazardous gas detection systems and other surveillance purposes. The Group produces wafer modules and volume getter pumps for vacuum systems and laboratory equipment. These getter configurations are also used in particle accelerators.

      In past years, the Company introduced the InsiTorr® Fast Pump, for use in Physical Vapor Deposition (“PVD”) machines and, more recently the “WaferGetterTM Pump which can be inserted into a manufacturing tool in order to provide additional pumping inside the process chamber.

      CombogetterTM for Vacuum Insulated Panels. The Company developed and began marketing getters for Vacuum Insulated Panels in the home refrigeration market. Vacuum Insulated Panels may replace traditional foam insulation in today’s household and industrial refrigerators and freezers and are emerging in other thermal vacuum insulation applications, such as home water heaters, vending machines for cold and hot beverages, bio-medical freezers, advanced insulated shipping containers and thermally insulated sport bottles. The Company envisions future applications in refrigerated trails and reefers for transporting food. Vacuum Insulated Panels provide the refrigerator with better insulation and greater efficiency (thus requiring less energy for operation) and are more environmentally friendly (no chlorofluorocarbons or hydro-chlorofluorocarbons) than traditional technologies.

      In 1999, the Company began a pilot production of Vacuum Insulated Panels initially aimed at demonstrating their advantages to pilot customers, as well as to satisfy these customers’ needs in limited industrial trial series. Since then, however, the Company has widened the scope of its production to satisfy the needs of specialized markets that require products with maximized insulating characteristics. During 2002, the Company signed exclusive agreements with two European producers for the supply of special insulating materials to be used in Vacuum Insulated Panels.

      The following table sets forth information on the Group’s net sales of the Components Aggregate by business area (Display Devices, Light Sources, Electronic Devices & Flat Panels, Vacuum Systems and Thermal Insulation), expressed in thousands of Euro for the periods indicated:

	Year Ended December 31,

	2000		2001		2002

	(thousands of Euro)	(% of total) (1)	(thousands of Euro)	(% of total) (1)	(thousands of Euro)	(% of total) (1)
Net Sales by Business Area
Display Devices	67,688	39.2	54,951	34.3	60,090	42.6
Light Sources	21,392	12.4	20,598	12.9	28,081	19.9
Electronic Devices & Flat Panels	16,802	9.8	13,854	8.6	12,165	8.6
Vacuum Systems and Thermal Insulation	6,232	3.6	5,293	3.3	6,065	4.3

Total Components	112,114	65.0	94,696	59.1	106,401	75.4

(1) Percentage of total is referred to total consolidated net sales.

Back to Contents

      The Equipment Aggregate

      The Equipment Aggregate encompasses products used for pure gas handling and impurity monitoring, as well as any related analytical quality control/quality assurance and maintenance services. The Group produces a wide variety of gas purification and analytical devices and is a world leader in engineering ultra-clean components for gas purification systems. Most products and services in the Equipment Aggregate are used by the semiconductor industry, where it is necessary to maintain a clean environment for producing semiconductor chips, and in some sectors of optical fiber manufacturing and other environmental applications.. The Group entered the gas purification market in 1988 and has since achieved a strong position in the gas super-purification niche and a leading position in the market for trace impurity monitoring and quality control/quality assurance services.

      The Equipment Aggregate final customers primarily manufacture silicon based and compound semiconductors. They tend to purchase gas purification systems and analytical systems for new fabrication facilities and as upgrades to existing fabrication facilities. Sales of gas purification systems average $700,000 to $2 million for new fabrication facilities and $100,000 to $200,000 to upgrade existing fabrication facilities. Sales of analytical systems average $150,000 to $700,000. Depending upon the process gas to be purified, the Group’s purifiers remove impurities to the parts-per-billion level and below.

      The replacement market for gas purification machinery components and after-sales services also make up the Equipment Aggregate. The gettering materials in many of the Group’s gas purification systems have an average life of five years, depending upon how often the gas purification system is used and the level of inlet impurities in the gas. After this period, the materials require service or replacement. By the end of 2002, about 990 medium and large gas purification systems that the Group manufactured had been installed, with a large portion of them still in service. The Group also covers the replacement market for gas purification machinery components (replacement columns) and the demand for after-sales services, although this remains a small percentage of the revenues from the Equipment Aggregate.

Products	Main Applications	Principal Customers and End Users of the Equipment Aggregate
Gas Purifiers
Mini-Purifiers Gas cabinet purifiers Ambient Temperature Purifiers Point-of-Use Purifiers Area Gas Purifiers Large Gas Purifiers	Gas Cabinets in Semiconductor Productions
Welding and purging
Semiconductor Production Machines
(PVD, CVD)
Silicon based and Compound Semiconductor Production Facilities
Optical fibers manufacturing
Air purification for automotive pollution testing

Air Liquide Air Products Aixtron Alcatel Applied Materials BOC Fulcrum Infineon Intel Iwatani Meridionale Impianti MA Oxygen Messer Griesheim Motorola Praxair San Fu Chemical Sapio TSMC Taiwan

Valve Manifold Boxes, Valve Manifold Panels, Gas Cabinets	Semiconductor Production Facilities	STMicroelectronics

Analyzers
Multi-Gas Monitoring Systems Bulk-Gases Ion Mobility Spectrometers Moisture Analyzers Hydrogen, Carbon Monoxide and Methane GC Detectors Ammonia, Amines, Hydrogen Halides IMS Detectors	Semiconductor Production Facilities Gas Companies

Quality Control/Quality Assurance and Analytical Services	Semiconductor Production Facilities Bio-tech/Pharmaceutical Production Facilities

Contingency staffing supplying	Semiconductor Production Facilities

Telecommunication Towers Erection	Telecommunications Companies

Back to Contents

      Gas Purifiers. The Group’s gas purification systems consist of a standard line of purifiers and products that may be customized for clients. Gas purification may be based on differing technologies, such as cryogenic, catalytic, getter, palladium diffusion, resin or zeolite technologies. The Company has become a leader in the advanced technologies of getter, catalytic and zeolite technologies, or combinations thereof. The Group entered the gas purification field by studying ways to eliminate gaseous impurities in gettering. Putting micro-contaminants into process gas systems results in a significant yield loss in the semiconductor industry. The Group is also finding contamination control increasingly necessary in other fields, such as production of light emitting diodes, liquid crystals manufacturing, magnetic recording, media manufacturing, fiber optics and in scientific research laboratories. As a result, the Group has developed a wide variety of gas purification devices, ranging from large purification systems (currently priced between $200,000 and $700,000), medium-sized systems (currently priced between $50,000 and $200,000) that serve plant areas, point-of-use systems which are attached to a single machine, to simpler and smaller gas cabinet and welding purifiers (currently priced between $1,000 and $15,000). A major program launched in 2000 to improve the design of its medium- and large-sized purifiers was completed in 2001. Its goal was to offer products with a more competitive performance/price ratio. In addition, during 2002, the Company launched a new project aimed at further optimizing the engineering, manufacturing and material costs of these purifiers.

      Valve Manifold Boxes – Valve Manifold Panels – Gas Cabinets. In 2002, the Company introduced valves stacked in a single assembly, as well as valves and flow controllers compacted in a single panel assembly or into a purged enclosure, in each case used to distribute gas to various tools and locations.

      Analyzers. In addition to gas purification systems, the Equipment Aggregate also sells gas impurity monitoring instruments to the semiconductor industry, industrial process monitoring and environmental applications. The Group manufactures single analyzers, used in semiconductor factories, for in-line monitoring of process bulk gases and impurity control in clean rooms. These instruments are designed to detect hydrocarbons, carbon monoxide, ammonia, amines and hydrogen halides to the parts-per-billion level. The Group also manufactures multi-gas analytical systems for in-line monitoring of moisture, oxygen, carbon monoxide and hydrocarbons in large gas plants in semiconductor factories consisting of several cabinets where single analyzers, manufactured by the Company and/or produced by third parties, are inter-linked by a data control system. In addition, during 2002, the Company introduced special analytical systems devoted to the parts-per-billion level detection of air borne molecular contaminants (“AMC”) and volatile organic contaminants (“VOC”) such as ammonia, amines and hydrogen halides, inside the clean rooms of the semiconductor plants. During 2002 the Company also announced and introduced to the market a new advanced instrument (“Ion Trace”), developed at the corporate R&D laboratories, based on Ion Mobility Spectrometry for real time, on-line monitoring of traces of impurities in bulk gases. The Company believes that this new instrument offers advantages in terms of performance, ease of use and price as compared to competitive, more complex, multi-gas single instruments. In addition to its own products, the Equipment Aggregate distributes stand-alone instruments for oxygen and moisture detection, manufactured by Delta F Corporation in Woburn, Massachusetts. The Company distributes, in mainland China only, toxic gases multipoint detectors manufactured by another third party manufacturer, Zellweger Inc. based in Lincolnshire, Illinois.

      Quality Control/Quality Assurance and Analytical Services. The Company’s subsidiary FST provides quality control/quality assurance and other related services, such as contingency staffing to major U.S. semiconductor manufacturers. FST integrates well with the Equipment Aggregate’ existing activities by providing consultation, gas purity certification and maintenance services in the semiconductor facilities’ process gas lines. During 2002 FST began to diversify its business to supply and coordinate specialized manpower in connection with telecommunication towers erection for wireless and cellular phones applications.

      The following table sets forth information on the Group’s net sales of the Equipment Aggregate by business area (Pure Gas Technologies, Analytical Technologies and Facilities Technologies), expressed in thousands of Euro for the periods indicated:

Back to Contents

	Year Ended December 31,

	2000		2001		2002

	(thousands of Euro)	(% of total)(1)	(thousands of Euro)	(% of total)(1)	(thousands of Euro)	(% of total)(1)
Net Sales by Business Area
Pure Gas Technologies	30,926	18.0	32,852	20.6	14,737	10.4
Analytical Technologies	13,355	7.7	15,981	9.9	10,151	7.2
Facilities Technologies	15,871	9.2	16,376	10.2	9,695	6.9

Total Equipment	60,152	34.9	65,209	40.7	34,583	24.5

(1) Percentage of total is referred to total consolidated net sales.

C.	Organizational structure

      See Exhibit “List of Subsidiaries of the Company” included in Item 19.B “Index to Exhibits” of this annual report.

D.	Property, plants and equipment

      The following table sets forth the location and general character of the principal properties that are owned or leased by the Group as of March 31, 2003:

Location	Use	Title of Interest (1)	Facility Total Area (square meters)	Year of Construction

Lainate (Milan), Italy	Group Headquarters, Research and Development Laboratories, Manufacturing Facility for the Display Devices Business Area and other Business Areas of the Components Aggregate	Freehold Leasehold(2) Freehold(3)	8,753 6,585 4,840	1988 1995 2001

Avezzano (L’Aquila), Italy	Manufacturing Facility for Alloys and Parts for Getter manufacturing. Manufacturing Facility for some Business Areas of the Components Aggregate	Freehold (4) Leasehold(5)	5,423 2,647	1984/1996 1985

	Administrative and head offices. Manufacturing Facility for some Business Areas of the Components Aggregate	Freehold(6)	14,450	2000/2001

San Luis Obispo, California	Manufacturing Facility for the Equipment Aggregate	Freehold	2,920 1,190 1,116	1980 1985/1997(7) 1995

Cleveland, Ohio	Manufacturing Facility for the Light Sources and Vacuum Thermal Insulation Business Areas (8)	Freehold(9)	5,297	1966/1973(10)

Colorado Springs, Colorado	Manufacturing Facility for some Business Areas of the Components Aggregate	Freehold	869	1978

Jincheon, South Korea (11)	Manufacturing Facility for the Display Devices Business Area and for the Equipment Aggregate	Freehold	3,829 181	1989/1994/1998/ 2002(12) 1999(13)

Nanjing, China(14)	Manufacturing Facility for the Display Devices Business Area	Land use right	10,939	1997/2001

Pudong (Shanghai), China	Technical Service Gas Laboratory and manufacturing of products for the Equipment Aggregate	Land use right	6,600	2002(15)

Sparks, Maryland	Manufacturing Facility for the Analytical Technologies Business Area	Leasehold (16)	2,700	2001

Back to Contents

(1)	In addition to the listed production facilities, the Group has entered into different rent agreements for its commercial and service activities located in Europe, the United States and Asia. The rental areas are mainly utilized as offices (approximately 70%) and warehouses.
(2)	In November 1994, the Company entered into a sale and leaseback arrangement with Intesa Leasing S.p.A. (formerly Leasindustria S.p.A.) with respect to this property. The Company has an option to repurchase the property in November 2003. In the first half of 2003, the Company plans to implement a minor expansion of 55 square meters with respect to this property, which is expected to require total expenditures of approximately €190 thousand and which will be fully financed by the Company’s ordinary cash flow.
(3)	In December 2000, the Company began the construction of a new building of 4,840 square meters (inside the Lainate facility) in order to provide new offices for increasing staff. This building was completed in June 2002. The related total expenditure was approximately €6,850 thousand and was fully financed by the Company’s ordinary cash flow.
(4)	In 1996, these facilities were substantially expanded.
(5)	In December 1991 and in November 1995, Saes Advanced Technologies S.p.A. entered into two sale and leaseback arrangements with FIME Leasing S.p.A. with respect to two separate portions of the property. Saes Advanced Technologies S.p.A. repurchased the first part of the property (Machinery and Equipment) in March 2002 and the remaining part (the building) in March 2003. The total expenditures for the repurchases in March 2002 and March 2003 were approximately €17 thousand and €36 thousand, respectively and were fully financed by the Company’s ordinary cash flow. During 1997, Saes Metallurgia S.p.A. bought 453 square meters from FIME Leasing S.p.A. to further expand its plants. As a consequence the leasehold properties in Avezzano decreased by the same area.
(6)	In January 2000, SAES Advanced Technologies S.p.A. purchased land comprising 14,450 square meters together with a building comprising 6,368 square meters. During 2000, some manufacturing facilities were moved into this building, and certain structural changes were made accordingly. The plant was completed in May 2001, when all the administrative and head offices were moved to the new plant.
(7)	An additional 446 square meters was built in 1997.
(8)	Until March 2002, this production facility was also dedicated to manufacturing of products for the Display Devices Business Area. Since the Group restructuring process was completed, this production facility has been dedicated to the manufacturing of products relating to the Vacuum Thermal Insulation Business Area.
(9)	The property was subject to a mortgage, which was paid in full in February 1999.
(10)	An addition to the existing facility was built in 1973.
(11)	Since 2002, following the “Romanization” process in Korea, the spelling of the plant location changed from “Chin Chon” to “Jincheon.”
(12)	In 1994, this facility was substantially expanded and an additional 290 square meters was built in 1998. In 2002, this manufacturing facility was expanded by 672 square meters, which was allocated to production and warehouses. The total investment, amounting to approximately €460 thousand was financed by the Company’s ordinary cash flow.
(13)	This portion of the building, dedicated to the manufacturing of the Components Aggregate products, starting from July 2003 will be dedicated to the manufacturing of a new product. Estimated investments for the new production line are approximately €800 thousand. The Company expects that this investment will be completed in June 2003, and will be financed by the Company’s ordinary cash flow.
(14)	The NSHG Joint Venture, owned 65% by the Company, constructed a facility in China for the manufacturing of Barium getters. The land on which the facility has been constructed has been leased to the NSHG Joint Venture through a land use right valid until 2046. Effective June 2001, NSHG acquired an additional land use right relating to 6,134 square meters valid until 2046 and which were financed by the Company’s ordinary cash flow. In mid 2002, the company initiated a project on the production facility building aiming at further increasing the safety levels. This project, expected to be completed in 2003, amounts to an estimated total investment equal to €166 thousand of which € 21 thousand was spent in year 2002. The balance of the expenditure is expected to be fully financed by the Company’s ordinary cash flow.
(15)	SAES Getters Technical Service (Shanghai) Co. Ltd. began the construction of a Technical Service Gas Laboratory in 1998. The land (6,600 square meters in Pudong) on which the Technical Service Gas Laboratory is being constructed has been leased to Saes Getters Technical Service Co. Ltd. through a land use right valid until 2048. The construction was completed in the first quarter of 2002. The new building will provide a Chinese headquarters for the provision of analytical and technical services and will also be the manufacturing site of ultra high purity products to the semiconductor industry. The total investment of $5.4 million was financed by a capital injection from SAES Getters International Luxembourg S.A. for $4.1 million, and by a local line of credit. The total building size is 2,109 square meters.
(16)	Molecular Analytics Inc. entered into a lease agreement for a five year period starting on October 1, 2001. The contract has a renewal option for an additional period of five years and does not include any purchase option.

      The Display Devices Business Area manufactures its products in Lainate (Milan), Italy, Jincheon, South Korea, and Nanjing, China, at the NSHG Joint Venture. This Business Area’s current utilization of manufacturing capacity is estimated at 80% based on a two-shift schedule.

      The other Business Areas of the Components Aggregate manufacture their products in Lainate (Milan) and Avezzano, Italy, Colorado Springs, Colorado and Cleveland, Ohio. These Business Areas’ current utilization of manufacturing capacity is estimated at 60% based on a two-shift schedule.

      The Equipment Aggregate manufactures its products in San Luis Obispo, California, in Sparks, Maryland and, to a minor extent, in Pudong (Shanghai), China. This Aggregate’s current utilization of manufacturing capacity is estimated at approximately 50% based on a single shift schedule.

      The Company believes that its facilities are well maintained and are sufficient for its current manufacturing needs.

Back to Contents

Item 5. Operating and Financial Review and Prospects

      The following discussion of the Group’s financial condition, results of operations and liquidity and capital resources is based on, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and the notes thereto included in Item 19.A “Index to Financial Statements and Schedules” of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP, as they relate to the Company’s consolidated net income and shareholders’ equity, see “Differences between Italian GAAP and U.S. GAAP” below and Note 23 of the Notes to Consolidated Financial Statements. You should also see Item 3.D, “Risk factors”, for trends and uncertainties known to the Group that could cause future results to differ materially from historical financial information. In the information discussed below, the effect of fluctuations in foreign currency has been included where the Company has deemed it relevant. The Company has calculated this effect by recalculating the relevant line items based on the average exchange rates from the previous year.

A.	Operating results

      During 2002, the Group experienced a decrease in net sales (i.e. gross sales minus returns, allowances and discounts). Net sales decreased to €141,208 thousand in 2002 from €160,169 thousand in 2001, representing a decrease of 11.8%. Net sales in 2001 decreased by 7.2% from €172,552 thousand in 2000. Operating income was €10,029 thousand in 2002, a 40.9% decrease from €16,958 thousand in 2001. Operating income in 2001 decreased by 49.9% from €33,843 thousand in 2000. Net income decreased to €6,464 thousand in 2002 from €14,086 thousand in 2001, representing a decrease of 54.1%. Net income in 2001 decreased by 48.3% from €27,241 thousand in 2000.

      In 2002, the decrease in the Group’s net sales was due primarily to (i) a decrease in sales by the Equipment Aggregate largely as a result of the persisting recession in the semiconductor industry and (ii) the negative foreign exchange impact caused by the strengthening of the Euro against other currencies in which the Group sales are denominated (especially the U.S. Dollar). These effects were partially offset by an increase in sales by the Components Aggregate. The decrease in operating income was mainly due to the decrease in net sales, which was partially offset by a decrease in general, administrative and selling expenses as a result of the restructuring processes implemented in the Components and Equipment Aggregates. See Item 4.A, “History and development of the Company – Reorganizations”. The decrease in the Group’s net income in 2002 was mainly attributable to (i) a decrease in operating income, (ii) a decrease in foreign exchange net gains and (iii) an increase in income taxes primarily as a result of a valuation allowance against deferred tax assets. These effects were partially offset by lower non-operating expenses compared to the previous year. In 2001, non-operating expenses primarily included expenses related to the Group’s restructuring plans and a writedown of goodwill for impairment.

      In 2001, the decrease in the Group’s net sales, as compared to the previous year, was due to a decrease in sales by the Components Aggregate, which was in turn offset by an increase in sales by the Equipment Aggregate. The decrease in operating income was mainly due to (i) decreased sales revenues and a less favorable product mix, including higher sales volumes of Equipment Aggregate products which are characterized by lower margins and (ii) an increase in operating expenses, primarily due to higher personnel expenses, as well as the acquisition and consolidation of Molecular Analytics, Inc. into the Group beginning in July 2000. The decrease in the Group’s net income in 2001 was mainly attributable to a decrease in operating income and to an increase in non operating expenses due to the Group’s restructuring plans and a writedown of goodwill for impairment relating to Molecular Analytics, Inc. and Getters Corporation of America. These effects were partially offset by higher foreign exchange gains and by a decrease in the Group’s average tax rate.

Back to Contents

      The following table sets forth certain consolidated income statement data expressed as a percentage of net sales for the years indicated:

	Year Ended December 31,

	2000	2001	2002

	( % of net sales)	( % of net sales)	( % of net sales)

Net sales	100.0	100.0	100.0
Cost of sales	51.2	53.4	56.5
Gross profit	48.8	46.6	43.5
Operating expenses:
Research and development	6.1	7.7	9.6
Selling	11.7	14.4	14.6
General and administrative	11.4	13.9	12.2
Total operating expenses	29.2	36.0	36.4
Operating income	19.6	10.6	7.1
Interest and other financial income, net	0.7	1.0	1.0
Foreign exchange gains (losses), net	0.6	1.7	0.2
Other income (expenses), net	0.6	(3.1)	(0.4)
Income before taxes	21.5	10.2	7.9
Income taxes	5.7	1.4	3.3
Net income	15.8	8.8	4.6

      The following table sets forth certain financial information relating to the Group’s Aggregates (including as a percentage of net sales) for the years indicated:

	Components Aggregate		Equipment Aggregate		Other		Total

	(thousands of Euro)	(% of net sales)	(thousands of Euro)	(% of net sales)	(thousands of Euro)	(% of net sales)	(thousands of Euro)	(% of net sales)

2000
Net sales	112,114	100.0	60,152	100.0	286	100.0	172,552	100.0
Gross Profit	61,061	54.5	23,024	38.3	111	38.8	84,196	48.8
Operating income (loss)	34,745	31.0	(965)	(1.6)	63	22.0	33,843	19.6

2001
Net sales	94,696	100.0	65,209	100.0	264	100.0	160,169	100.0
Gross profit	49,176	51.9	25,304	38.8	95	36.0	74,575	46.6
Operating income (loss)	22,110	23.3	(5,210)	(8.0)	58	22.0	16,958	10.6

2002
Net sales	106,401	100.0	34,583	100.0	224	100.0	141,208	100.0
Gross profit	55,862	52.5	5,530	16.0	64	28.6	61,456	43.5
Operating income (loss)	27,489	25.8	(17,486)	(50.6)	26	11.6	10,029	7.1

      The following tables set forth certain information relating to net sales by Business Area and by geographic location of customers (including as a percentage of total net sales) for the periods indicated:

	Year Ended December 31,

	2000		2001		2002

	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)
Net Sales by Business Area and Aggregate:
Display Devices	67,688	39.2	54,951	34.3	60,090	42.6
Light Sources	21,392	12.4	20,598	12.9	28,081	19.9
Electronic Devices & Flat Panels	16,802	9.8	13,854	8.6	12,165	8.6
Vacuum Systems and Thermal Insulation	6,232	3.6	5,293	3.3	6,065	4.3
Components Aggregate	112,114	65.0	94,696	59.1	106,401	75.4
Pure Gas Technologies*	30,926	18.0	32,852	20.5	14,737	10.4
Analytical Technologies*	13,355	7.7	15,981	10.0	10,151	7.2
Facilities Technologies*	15,871	9.2	16,376	10.2	9,695	6.9
Equipment Aggregate	60,152	34.9	65,209	40.7	34,583	24.5
Other	286	0.1	264	0.2	224	0.1

Total	172,552	100.0	160,169	100.0	141,208	100.0

* On January 1, 2001, the names of the Group’s Business Areas, which previously were referred to as “Purifiers”, “Analyzers” and “Analytical Services” were changed to “Pure Gas Technologies”, “Analytical Technologies” and “Facilities Technologies”, respectively.

Back to Contents

	Year Ended December 31,

	2000		2001		2002

	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)	(thousands of Euro)	(% of total)
Net Sales by Geographic Location of Customer:
Italy	5,433	3.1	2,892	1.8	2,154	1.5
Europe (excluding Italy)	25,640	14.9	29,491	18.4	23,388	16.6
North America	49,438	28.7	46,157	28.8	32,118	22.7
Japan	25,369	14.7	19,714	12.3	23,159	16.4
Asia (excluding Japan)	64,297	37.3	59,417	37.1	57,850	41.0
Rest of the world	2,375	1.3	2,498	1.6	2,539	1.8

Total	172,552	100.0	160,169	100.0	141,208	100.0

      In 2002, the Group’s net sales decreased in the Equipment Aggregate mainly due to the persistence of the market downturn in the semiconductor industry, resulting primarily from production capacity excesses and weakness in market demand, which had a negative impact on the investment activity of the sector and consequently on the Group’s sales. This was offset, in part, by an increase in sales attributable to the Components Aggregate, as a result of an increased demand for getters in the color Cathode Ray Tube market and increased sales of mercury dispensers for cold cathode lamps used as back-lighting in liquid crystal displays.

      In 2001, the Group’s net sales decreased in the Components Aggregate mainly as a result of decreased demand for getters in the color Cathode Ray Tube market, and, to a lesser extent, as a result of lower demand for non evaporable getters relating to Dryer Capsule Assemblies for the laser pump module market. Notwithstanding the general economic slowdown in the semiconductor industry, the Group recorded an increase in sales attributable to the Equipment Aggregate in the first half of 2001, as a result of large orders placed by customers at the end of 2000 as well as to sales attributable to Molecular Analytics, Inc., which was acquired and consolidated into the Group in July 2000.

      For a more detailed description of demand trends in the markets relating to the Group’s products, see Item 5.D, “Trend information”, and Item 4.A, “History and development of the Company”.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Net Sales

      Net sales are primarily derived directly from the Group’s network of international subsidiaries. The vast majority of the Group’s sales are made through its direct sales structure and the remainder is made through distributors or agents, acting within the Equipment Aggregate. The Group’s plants in the United States, Korea, Italy, and China sell both to the local markets in which they are located as well as to markets in other countries. The Group’s principal production facilities, which account for about 60% of the Group’s worldwide production, are in Italy (Avezzano and Lainate, each accounting for approximately the same percentage of sales). Such production includes products that are sold to other Group companies prior to sale and distribution to the Group’s customers. Approximately 99% of the finished products manufactured in Italy are exported to foreign markets.

      Total net sales decreased by 11.8% from €160,169 thousand in 2001 to €141,208 thousand in 2002 primarily due to a reduction in the volume of products sold in the Equipment Aggregate and, to a lesser extent, by an unfavorable impact of exchange rates, which resulted in a decrease in the Group’s total net sales of 4.8%. The decrease was partially offset by an increase in sales in the Components Aggregate.

Back to Contents

      The following table sets forth net sales and related information by Business Area for the years ended December 31, 2001 and 2002.

Business Area	Net Sales 2001	Net Sales 2002	Total Difference	Price / Quantity Effect	Exchange Rate Effect
	(thousands of Euro)	(thousands of Euro)	(%)	(%) (1)	(%) (2)

Display Devices	54,951	60,090	9.4	13.8	(4.4)
Light Sources	20,598	28,081	36.3	41.7	(5.4)
Electronic Devices & Flat Panels	13,854	12,165	(12.2)	(8.3)	(3.9)
Vacuum Systems and Thermal Insulation	5,293	6,065	14.6	20.4	(5.8)
Components Aggregate	94,696	106,401	12.4	17.1	(4.7)
Pure Gas Technologies	32,852	14,737	(55.1)	(49.8)	(5.3)
Analytical Technologies	15,981	10,151	(36.5)	(31.3)	(5.2)
Facilities Technologies	16,376	9,695	(40.8)	(35.6)	(5.2)
Equipment Aggregate	65,209	34,583	(47.0)	(41.8)	(5.2)
Other	264	224	(15.2)	(14.8)	(0.4)
Total	160,169	141,208	(11.8)	(7.0)	(4.8)
(1)	Price/Quantity Effect is calculated as the difference between “Total Difference (%)” and “Exchange Rate Effect (%)”.
(2)	Exchange Rate Effect is calculated on the basis of 2002 net sales by Business Area using the average exchange rates for 2001.

      Components Aggregate

      Net Sales of the Components Aggregate increased to €106,401 thousand in 2002 from €94,696 thousand in 2001, representing a growth of 12.4%. This increase resulted primarily from higher demand for getters in the Cathode Ray Tube Market and for mercury dispensers for cold cathode lamps used as back-lighting for liquid crystal displays. The increase in sales was partially offset by the unfavorable impact of exchange rates which caused a 4.7% reduction of revenues attributable to the Components Aggregate as compared to 2001.

      Net sales of the Display Devices Business Area increased by 9.4% to €60,090 thousand in 2002 from €54,951 thousand in 2001. This was due primarily to an increase in the volume of the products sold as a result of an increase in demand which generally characterized the worldwide Cathode Ray Tube Market. This growth was partially offset by downward price adjustments made with respect to certain products as well as by the effect of exchange rates. The latter resulted in a decrease of 4.4% in net sales of the Display Devices Business Area.

      Net sales of the Light Sources Business Area increased by 36.3% to €28,081 thousand in 2002 from €20,598 thousand in 2001. Net of exchange rate effects, which caused a decrease of 5.4% in net sales in the Light Sources Business Area, net sales experienced a substantial increase of 41.7% in 2002. This was primarily due to the strong increase in demand of mercury dispensers for cold cathode lamps used as back-lighting for liquid crystal displays.

      Net Sales from the Electronic Devices & Flat Panels Business Area decreased by 12.2% to €12,165 thousand in 2002 from €13,854 thousand in 2001 mainly as a result of a reduction in sales of getter assemblies for optical amplifiers which, in turn, was largely due to a general economic downturn in the telecommunications market. The impact of exchange rates also contributed to a decrease of 3.9% in net sales attributable to the Electronic Devices & Flat Panels Business Area.

      Net sales of the Vacuum Systems and Thermal Insulation Business Area increased by 14.6% to €6,065 thousand in 2002 from €5,293 thousand in 2001. The increase in sales was mainly due to a rise in sales of both getter pills for metal vacuum bottles and vacuum pumps for industrial and portable instruments applications. The increase was partially offset by a negative exchange rate effect (which resulted in a decrease in net sales of the Vacuum Systems and Thermal Insulation Business Area of 5.8%).

Back to Contents

      Equipment Aggregate

      Net sales of the Equipment Aggregate were €34,583 thousand in 2002, compared to €65,209 thousand in 2001, representing a decrease of 47.0%. The reduction was primarily due to lower sales resulting from the persistence of the market downturn in the semiconductor industry and the consequent shrinkage in investment activity, particularly in the construction of new factories, which negatively affected the Group’s sales. The unfavorable impact of exchange rates in 2002 (which caused a decrease of 5.2% in revenues as compared to 2001) also contributed to the decrease in sales of the Equipment Aggregate.

      Net sales of the Pure Gas Technologies Business Area decreased by 55.1% to €14,737 thousand in 2002, compared to €32,852 thousand in 2001. This was primarily due to a strong decrease in the volume of products sold and, to a lesser extent, to an unfavorable exchange rate effect (which resulted in a reduction in net sales of the Pure Gas Technologies Business Area of 5.3% as compared to 2001). Fewer products were sold from Pure Gas Technologies Business Area in 2002 largely due to the recession in the semiconductor business.

      Net sales of the Analytical Technologies Business Area decreased by 36.5% to €10,151 thousand in 2002 from €15,981 thousand in 2001. This was primarily due to a decline in the volume of products sold resulting from the semiconductor market downturn. The decrease was also caused by the unfavorable impact of exchange rates, which resulted in a reduction of 5.2% in revenue attributable to the Analytical Technologies Business Area as compared to the prior year.

      Net Sales of the Facilities Technologies Business Area declined by 40.8% to €9,695 thousand in 2002 from €16,376 thousand in 2001 primarily attributable to a decrease in services sold by the Group to clients in the semiconductor industry and to a negative exchange rate effect (which resulted in a decrease of 5.2% in the revenues attributable to the Facilities Technologies Business Area).

      Cost of Sales

      Cost of sales was €79,752 thousand in 2002 as compared to €85,594 thousand in 2001, representing a decrease of 6.8%. This decrease was mainly due to reduced consumption of raw materials by the Group, and to lower direct labor and manufacturing overhead costs. These decreases were mainly due to lower sales and decreased volume of production. As a percentage of net sales, cost of sales increased from 53.4% in 2001 to 56.5% in 2002, mainly as a result of fixed overhead costs relating to the manufacture of the Group’s products (despite lower net sales), a less favorable product mix and downward price adjustments with respect to certain products.

      In the Components Aggregate, cost of sales as a percentage of net sales slightly decreased from 48.1% in 2001 to 47.5% in 2002. This decrease was mainly due to the absorption of fixed overhead costs relating to the manufacture of the Group’s products by higher net sales and to cost savings realized by the consolidation of the Group’s barium getter manufacturing activities previously conducted in part at the Cleveland, Ohio (USA) facility, at the Lainate, Milan (Italy) manufacturing plant.

      In the Equipment Aggregate, cost of sales as a percentage of net sales increased from 61.2% in 2001 to 84.0% in 2002. This was mainly due to the absorption of labor and other fixed overhead costs by reduced sales and to price decreases with respect to certain products. In 2002 the Group also incurred some additional non-recurring expenses associated with the Group’s reorganization plan with respect to the Analytical Technologies Business Area. These expenses were related to the integration and consolidation of business activities previously conducted by Trace Analytical in Menlo Park, California (USA), certain research and development activities conducted by the laboratory in West Palm Beach, Florida (USA), the assembly activities of multigas monitoring systems previously operated by Saes Pure Gas, Inc. in San Luis Obispo, California (USA), and the activities of Molecular Analytics in Sparks, Maryland (USA) (the “Restructurings”).

      Research and Development Expenses

      Research and development expenses increased to €13,612 thousand in 2002, compared to €12,302 thousand in 2001, representing an increase of 10.6%. This increase was primarily due to an increase in legal expenses relating to a litigation against Aeronex, a manufacturer of purification solutions (See Item 8.A, “Legal Proceedings”), and to increased depreciation, licenses and patent expenses. Research and development expenses as a percentage of net sales increased from 7.7% in 2001 to 9.6% in 2002 due to increased research and development expenses and lower net sales. During 2002, the Group continued its research and development activities aimed at diversifying its products and applications in both the Components and Equipment Aggregates as well as in new but related fields. See Item 5.C, “Research and development, patents and licenses”.

Back to Contents

      In all the fields in which it is, or may be, involved, the Group is working in order to develop new products and to further enhance the performance of existing products. All research and development expenses are charged as expenses in the period incurred.

      Selling Expenses

      Selling expenses were €20,590 thousand in 2002 as compared to €23,088 thousand in 2001, representing a decrease of 10.8%. This was primarily due to reduced personnel costs and travel expenses, mainly as a result of the Restructurings and to lower sales commissions attributable to decreased sales in the Equipment Aggregate. Savings from the Restructurings were partially offset by an increase in consultant and advisory fees related thereto. The weakness of the U.S. Dollar and of certain other of the Group’s currencies also contributed to the decrease in selling expenses because a portion of these expenses was denominated in non-Euro currencies (principally U.S. Dollars).

      As a percentage of net sales, selling expenses increased slightly from 14.4% in 2001 to 14.6% in 2002. This increase was mainly due to lower net sales.

      General and Administrative Expenses

      General and administrative expenses decreased to €17,225 thousand in 2002 compared to €22,227 thousand in 2001, representing a decrease of 22.5%. This decrease was primarily due to a reduction in personnel costs and travel expenses as well as amortization of goodwill in connection with the acquisition and consolidation in July 2000 of Molecular Analytics (resulting, in turn, from a partial write-down recorded as of December 31, 2001). The decrease was also caused by the favorable exchange rate impact resulting from the weakness of the U.S. Dollar and of certain other currencies against the Euro.

      The following table presents the amortization of goodwill relating to the acquisitions effected by the Group for the years ended December 31, 2001 and 2002 respectively, in thousands of Euro:

	2001	2002
FST Consulting International, Inc.	519	491
Molecular Analytics, Inc.	668	380
Trace Analytical, Inc. (including PCP, Inc., merged into Trace Analytical, Inc. in 2000) (1)	635	601
Other	114	2
Total	1,936	1,474

(1)Included in Molecular Analytics financial statements following the merger of Trace Analytical and Molecular Analytics effective for accounting purposes on January 1, 2002.

      The amortization of goodwill relating to the acquisitions of FST, Molecular Analytics, and Trace Analytical is accounted for as a general and administrative expense in the Equipment Aggregate.

      As a percentage of net sales, general and administrative expenses decreased from 13.9% in 2001 to 12.2% in 2002. This decline was due primarily to lower general and administrative expenses, which offset and was greater in proportion to, a corresponding reduction in net sales.

      Operating Income

      Operating income decreased from €16,958 thousand in 2001 to €10,029 thousand in 2002, representing a decrease of 40.9%. As a percentage of net sales, operating income decreased from 10.6% in 2001 to 7.1% in 2002. This was mainly due to decreased net sales in the Equipment Aggregate and, to a lesser extent, to increased legal expenses for licenses and patents and depreciation expenses. These effects were partially offset by a decrease in general, administrative and selling expenses in 2002, primarily resulting from a decrease in personnel costs and travel expenses, mainly due to the implementation of the reorganization plans related to the Components and Equipment Aggregates. See Item 4A, “History and development of the Company – Reorganizations”.

Back to Contents

      Operating income attributable to the Components Aggregate increased by 24.3% from €22,110 thousand in 2001 to €27,489 thousand in 2002. As a percentage of net sales, operating income of the Components Aggregate increased from 23.3% in 2001 to 25.8% in 2002, mainly as a result of increased sales and lower operating expenses, which were slightly offset by the negative effect of exchange rates.

      Operating losses attributable to the Equipment Aggregate increased from €5,210 thousand in 2001 to €17,486 thousand in 2002. This increase in operating losses was mainly due to a reduction in net sales caused by the persistence of the market downturn in the semiconductor industry and lower gross margins, which were due to downward price adjustments with respect to certain products resulting from increased market competition. As a percentage of net sales, operating losses attributable to the Equipment Aggregate increased from 8.0% in 2001 to 50.6% in 2002.

      Interest and Other Financial Income, Net

      Interest and other financial income, net, decreased from €1,653 thousand in 2001 to €1,425 thousand in 2002. Interest and other financial income decreased from €3,625 thousand in 2001 to €2,381 thousand in 2002 mainly due to lower interest rates. Interest and other financial expenses decreased from €1,972 thousand in 2001 to €956 thousand in 2002, primarily due to lower interest rates and to the weakness of the U.S. Dollar against the Euro. Approximately 95% and 5% of the Group’s outstanding indebtedness as of December 31, 2002 was denominated in Dollars and Euro, respectively.

      Foreign Exchange Gains (Losses), Net

      Foreign exchange gains, net, were €292 thousand in 2002 compared to €2,683 thousand in 2001. This decrease was primarily due to the strengthening of the Euro against the U.S. Dollar in 2002 as compared to 2001.

      Other Income (Expenses), Net

      The following table sets forth certain items included in other income (expenses), net, for the years ended December 31, 2001 and 2002, respectively, in thousands of Euro:

	2001	2002
Impairment of Molecular Analytics, Inc. goodwill	(2,512)	—
Impairment of Getters Corporation of America goodwill	(391)	—
Non-recurring restructuring costs associated with reduction of personnel	(1,479)	—
Non-recurring restructuring costs associated with inventory writedown	(368)	—
Non-recurring restructuring costs associated with fixed assets writedown	(570)	—
Other, net	351	(637)
Other income (expenses), net	(4,969)	(637)

      In 2001, impairment charges of €2,512 thousand and €391 thousand, respectively, were recorded to write-down a portion of the goodwill attributable to Molecular Analytics, Inc. and Getters Corporation of America. During 2001, the restructuring plans realized by the Company in both the Equipment Aggregate and the Components Aggregate resulted in (i) non-recurring restructuring costs associated with a reduction in personnel equal to €1,479 thousand, (ii) an inventory writedown of €368 thousand and (iii) a writedown of fixed assets for an amount equal to €570 thousand. For a discussion of the reorganization plans, see Item 4.A, “History and development of the Company – Reorganizations”.

      In 2002, in connection with the implementation of the cost reduction plan for the Pure Gas Technologies Business Area and the reorganizations implemented with respect to the international sales force and customer service operations of the Equipment Aggregate, the Company recorded non-recurring costs associated with reduction of personnel amounting to €980 thousand, which were accounted for in operating expenses (€796 thousand) and cost of sales (€184 thousand). These personnel reduction costs were considered to be within the normal course of business.

Back to Contents

      Income Taxes

      Income taxes increased from €2,278 thousand in 2001 to €4,631 thousand in 2002. As a percentage of income before taxes, income taxes increased from 13.9% in 2001 to 41.7% in 2002. The increase in the effective tax rate in 2002 was mainly due to a full valuation allowance against net deferred tax assets recorded by the Company’s indirectly controlled subsidiary Molecular Analytics, Inc. amounting to €3,993 thousand. This full valuation allowance was deemed necessary in 2002, under the relevant accounting principles, as a result of the negative operating results in recent years attributable to Molecular Analytics. However, the Company believes that, based on expected future profitability as sets forth in its business plan and the availability of net operating loss carry forwards, deferred tax assets may be fully utilized in the future.

      Another reason for the increased effective tax rate in 2002 was the expiration of the partial tax exemptions of the Company’s subsidiaries located in Avezzano, Italy, in 2001. The Company’s subsidiaries located in Avezzano, Italy, (Saes Metallurgia S.p.A. and Saes Advanced Technologies S.p.A.) benefited from partial tax exemptions in accordance with the Italian government’s incentive program for under-industrialized regions in Southern Italy (the “Mezzogiorno Program”) in 2001 and in previous years. The total benefits for the Group in 2001 with respect to its income taxes related to the Mezzogiorno Program were €2,041 thousand. If the Group had not received the benefits of the Mezzogiorno Program, income taxes would have been €4,319 thousand in 2001.

      On the other hand the Company recorded in 2002 the effects of certain tax benefits amounting to €1,118 thousand (to which the Company was entitled in accordance with Italian Law No. 383/2001 “Tremonti-bis” and Legislative Decree No. 466/1997 “Dual Income Tax”) related to investments in property, plant and equipment and reinvestment of earnings made by the Company and its Italian subsidiary. In 2001, the Company recorded tax benefits amounting to €906 thousand (to which the Company was entitled in accordance with Italian Law No. 383/2001 “Tremonti-bis” and No. 133/1999 “Visco”).

      Net Income

      Net income decreased by 54.1% from €14,086 thousand in 2001 to €6,464 thousand in 2002. As a percentage of net sales, net income decreased from 8.8% in 2001 to 4.6% in 2002.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Net Sales

The following table sets forth net sales and related information by Business Area for the years ended December 31, 2000 and 2001.

Business Area	Net Sales 2000	Net Sales 2001	Total Difference	Price / Quantity Effect	Exchange Rate Effect
	(thousands of Euro)	(thousands of Euro)	(%)	(%) (1)	(%) (2)

Display Devices	67,688	54,951	(18.8%)	(20.4%)	1.6%
Light Sources	21,392	20,598	(3.7%)	0.7%	(4.4%)
Electronic Devices & Flat Panels	16,802	13,854	(17.5%)	(17.3%)	(0.2%)
Vacuum Systems and Thermal Insulation	6,232	5,293	(15.1%)	(12.9%)	(2.2%)
Components Aggregate	112,114	94,696	(15.5%)	(15.3%)	(0.2%)
Pure Gas Technologies	30,926	32,852	6.2%	4.6%	1.6%
Analytical Technologies	13,355	15,981	19.7%	17.4%	2.3%
Facilities Technologies	15,871	16,376	3.2%	0.4%	2.8%
Equipment Aggregate	60,152	65,209	8.4%	6.3%	2.1%
Other	286	264	(7.7%)	(6.9%)	(0.8%)
Total	172,552	160,169	(7.2%)	(7.9%)	0.7%

(1)   Price/Quantity Effect is calculated as the difference between “Total Difference (%)” and “Exchange Rate Effect (%)”.
(2)   Exchange Rate Effect is calculated on the basis of 2001 net sales by Business Area using the average exchange rates for 2000.

Back to Contents

      Total net sales decreased by 7.2% from €172,552 thousand in 2000 to €160,169 thousand in 2001 primarily due to a reduction in the volume of products sold in the Components Aggregate. The decrease was partially offset by an increase in sales in the Equipment Aggregate and, to a lesser extent, by a favorable impact of exchange rates, which resulted in an increase in the Group’s total net sales of 0.7%.

      Revenues of the Components Aggregate decreased to €94,696 thousand in 2001 from €112,114 thousand in 2000, representing a reduction of 15.5%. This decrease was mainly due to lower demand for getters in the cathode ray tube market, and, to a lesser extent, to lower demand for dryers in the Laser Pump Module market. The impact of exchange rates also resulted in a slight reduction in revenues attributable to the Components Aggregate.

      In particular, net sales of the Display Devices Business Area declined by 18.8% to €54,951 thousand in 2001 from €67,688 thousand in 2000. This was due primarily to a decrease in the volume of products sold and, to a lesser extent, price adjustments made with respect to certain products. The reduction in quantities sold was primarily due to a strong reduction in demand which generally characterized the worldwide Cathode Ray Tube market. This drop was partially offset by the effect of exchange rates, which resulted in an increase of 1.6% in net sales of the Display Devices Business Area.

      Net sales of the Light Sources Business Area decreased by 3.7% to €20,598 thousand in 2001 from €21,392 thousand in 2000. This was primarily due to the impact of exchange rates, which caused a reduction of 4.4% in revenues as compared to the prior year, resulting from the strengthening of the Euro against the Japanese Yen. Net sales of the Light Sources Business Area marginally increased by 0.7% in 2001, net of exchange rate effects, with respect to the previous year, due to an increase in the quantities sold of mercury dispensers for fluorescent lamps and for Liquid Crystal Displays (“LCD”) used as back-lighting in laptop computers. The increase in demand for mercury dispensers for LCD back-lighting was offset by an effect of a transfer of sales to a different mercury dispensing model characterized by a lower sales price and lower production costs. The Light Sources Business Area also registered a slight reduction in sales in the discharge lamp market as a result of the economic slowdown generally affecting the industry.

      Net sales from the Electronic Devices & Flat Panels Business Area decreased by 17.5% to €13,854 thousand in 2001 from €16,802 thousand in 2000 mainly due to a reduction in sales of Dryer Capsule Assemblies for the Laser Pump Module used in optical amplifiers for submarine transmissions via fiber cables. The reduction in sales, in turn, was primarily due to an economic downturn generally characterizing the telecommunications market. The impact of exchange rates also caused a slight decrease of 0.2% in revenues attributable to the Electronic Devices & Flat Panels Business Area.

      Net sales of the Vacuum Systems and Thermal Insulation Business Area decreased by 15.1% to €5,293 thousand in 2001 from €6,232 thousand in 2000. This was mainly due to a decrease in sales of getter pills for metal vacuum bottles sold in Japan and China and, to a lesser extent, to negative exchange rate effects (which resulted in a decrease in net sales of the Vacuum Systems and Thermal Insulation Business Area of 2.2%).

      Net sales of the Equipment Aggregate were €65,209 thousand in 2001, compared to €60,152 thousand in 2000, representing an increase of 8.4%. The increase was primarily due to higher sales in the first half of 2001 resulting from large orders placed by customers at the end of 2000, as well as to sales attributable to Molecular Analytics, which was acquired and consolidated into the Group in July 2000. The favorable impact of exchange rates (which caused an increase of 2.1% in revenues) also contributed to the growth of sales of the Equipment Aggregate.

      Net sales of the Pure Gas Technologies Business Area increased by 6.2% to €32,852 thousand in 2001, compared to €30,926 thousand in 2000. This was primarily due to an increase in the volume of products sold and, to a lesser extent, to a favorable exchange rate effect (which resulted in an increase in net sales of the Pure Gas Technologies Business Area of 1.6%). The growth in revenues recorded by the Pure Gas Technologies Business Area was largely due to sales in the first part of the year, despite a recession generally characterizing the semiconductor business.

      Net sales of the Analytical Technologies Business Area increased by 19.7% to €15,981 thousand in 2001 from €13,355 thousand in 2000. This was primarily due to an increase in the volume of products sold in the first half of the year and to the inclusion of sales attributable to Molecular Analytics, which was consolidated into the Group beginning in July 2000. To a lesser extent, the increase was also caused by the favorable impact of exchange rates (which resulted in an increase of 2.3% in revenue attributable to the Analytical Technologies Business Area).

Back to Contents

      Net sales of the Facilities Technologies Business Area increased by 3.2% to €16,376 thousand in 2001 from €15,871 thousand in 2000 primarily due to a positive exchange rate effect (which resulted in an increase of 2.8% in the revenues attributable to the Facilities Technologies Business Area) and, to a lesser extent, to an increase of services sold by the Group.

      Cost of Sales

      Cost of sales was €85,594 thousand in 2001 as compared to €88,356 thousand in 2000, representing a decrease of 3.1%. This decrease was mainly due to the reduced consumption of raw materials by the Group, which was caused by lower sales and decreased volume of production. The lower consumption of raw materials was partially offset by higher labor costs and, to a lesser extent, by the strengthening of the U.S. Dollar against the Euro. As a percentage of net sales, cost of sales increased from 51.2% in 2000 to 53.4% in 2001, mainly as a result of fixed overhead costs relating to the manufacture of the Group’s products (despite lower net sales) and a less favorable product mix, including an increase in sales of Equipment Aggregate products which were characterized by higher overhead costs as compared to other Group products.

      In the Components Aggregate, cost of sales as a percentage of net sales increased from 45.5% in 2000 to 48.1% in 2001. This increase was mainly due to fixed overhead costs relating to the manufacture of the Group’s products despite lower net sales.

      In the Equipment Aggregate, cost of sales as a percentage of net sales decreased slightly from 61.7% in 2000 to 61.2% in 2001. This was mainly due to the absorption of fixed overhead costs on an increased amount of sales and to a favorable exchange rate effect, partially offset by higher labor and production costs. The increase in labor and production costs was also due to the inclusion of Molecular Analytics, which was consolidated in the Group beginning in July 2000.

      Research and Development Expenses

      Research and development expenses were €12,302 thousand in 2001, compared to €10,561 thousand in 2000. This increase was primarily due to a higher average number of personnel in 2001 and to an increase in wages for existing personnel. Research and development expenses as a percentage of net sales increased from 6.1% in 2000 to 7.7% in 2001. This was mainly due to an increase in expenses relating to research and development activities as well as to lower net sales. During 2001, the Group continued its research and development activities for products and applications diversification in both the Components and Equipment Aggregates.

      In all the fields in which it is, or may be, involved, the Group is working in order to develop new products and to further enhance the performances of existing products. All research and development expenses were charged as expenses in the period incurred.

      Selling Expenses

      Selling expenses were €23,088 thousand in 2001 as compared to €20,155 thousand in 2000, representing an increase of 14.6%. This was mainly due to increased personnel costs and to higher sales commissions in the Equipment Aggregate. The strengthening of the U.S. Dollar and of certain other Group’s currencies also contributed to the increase in selling expenses because a portion of these expenses was denominated in non-Euro currencies.

      As a percentage of net sales, selling expenses increased from 11.7% in 2000 to 14.4% in 2001. This increase was mainly due to higher selling expenses and lower net sales.

Back to Contents

      General and Administrative Expenses

      General and administrative expenses were €22,227 thousand in 2001 compared to €19,637 thousand in 2000, representing an increase of 13.2%. This increase was primarily due to an increase in personnel costs resulting from a higher average number of personnel and an increase in wages for existing personnel. The increase was also caused by (i) the unfavorable exchange rate impact resulting from the strengthening of the U.S. Dollar and of certain other Group’s currencies against the Euro, (ii) higher consulting fees as compared to the prior year and (iii) increased amortization of goodwill connected with the acquisition of Molecular Analytics, which was only partially included in 2000 as a result of its acquisition and consolidation into the Group in July 2000. The increase was partially offset by the completion, in the year 2000, of the amortization of costs capitalized for The Nasdaq Stock Market listing in 1996.

      The following table presents the amortization of goodwill relating to the acquisitions effected by the Group for the years ended December 31, 2000 and 2001 respectively, in thousands of Euro:

	2000	2001

Trace Analytical, Inc. (including PCP, Inc., merged into Trace Analytical, Inc. in 2000)	617	635
FST Consulting International, Inc.	504	519
Molecular Analytics, Inc.	304	668
Other	69	114

Total	1,494	1,936

      The amortization of goodwill relating to the acquisitions of Trace Analytical, FST and Molecular Analytics was accounted for as a general and administrative expense in the Equipment Aggregate. The other amortization of goodwill was accounted for as a general and administrative expense in the Components Aggregate.

      As a percentage of net sales, general and administrative expenses increased from 11.4% in 2000 to 13.9% in 2001. This increase was due to higher general and administrative expenses and to lower net sales.

      Operating Income

      Operating income decreased from €33,843 thousand in 2000 to €16,958 thousand in 2001, representing a decrease of 49.9%. As a percentage of net sales, operating income decreased from 19.6% in 2000 to 10.6% in 2001. This was mainly due to decreased net sales and, to a lesser extent, to increased operating expenses.

      Operating income attributable to the Components Aggregate decreased by 36.4% from €34,745 thousand in 2000 to €22,110 thousand in 2001. As a percentage of net sales, operating income of the Components Aggregate decreased from 31.0% in 2000 to 23.3% in 2001, mainly as a result of decreased sales, slightly offset by the positive effect of exchange rates.

      Operating losses attributable to the Equipment Aggregate increased from €965 thousand in 2000 to €5,210 thousand in 2001. This increase was mainly due to increased operating expenses, including higher personnel costs and, to a lesser extent, higher amortization costs, partially offset by positive rate effects. As a percentage of net sales, operating losses attributable to the Equipment Aggregate increased from 1.6% in 2000 to 8.0% in 2001.

      Interest and Other Financial Income, Net

      Interest and other financial income, net, increased from €1,240 thousand in 2000 to €1,653 thousand in 2001. Interest and other financial income decreased from €4,033 thousand in 2000 to €3,625 thousand in 2001 due to lower interest rates and to lower average cash balances for investment. Interest and other financial expenses decreased from €2,793 thousand in 2000 to €1,972 thousand in 2001, principally due to lower interest rates, partially offset by the strengthening of the U.S. Dollar against the Euro. Substantially all of the Group’s financial debt, and consequently interest expenses, was denominated in U.S. Dollars.

Back to Contents

      Foreign Exchange Gains (Losses), Net

      Foreign exchange gains, net, were €2,683 thousand in 2001 compared to €917 thousand in 2000. This increase was primarily due to the strengthening of the U.S. Dollar against the Euro in 2001 as compared to 2000.

      Other Income (Expenses), Net

      The following table sets forth certain items included in other income (expenses), net, for the years ended December 31, 2000 and 2001, respectively, in thousands of Euro:

	2000	2001

Capital gain on the sale of a building located in Milan	1,276	—
Impairment of Molecular Analytics, Inc. goodwill	—	(2,512)
Impairment of Getters Corporation of America goodwill	—	(391)
Non-recurring restructuring costs associated with reduction of personnel	—	(1,479)
Non-recurring restructuring costs associated with inventory writedown	—	(368)
Non-recurring restructuring costs associated with fixed assets writedown	—	(570)
Other, net	(208)	351

Other income (expenses), net	1,068	(4,969)

      In 2001, impairment charges of €2,512 thousand and €391 thousand, respectively, were recorded to write-down a portion of the goodwill attributable to Molecular Analytics and Getters Corporation of America. During 2001, the restructuring plans realized by the Company in both the Equipment Aggregate and the Components Aggregate resulted in (i) non-recurring restructuring costs associated with a reduction in personnel equal to €1,479 thousand, (ii) an inventory writedown of €368 thousand and (iii) a writedown of fixed assets for an amount equal to €570 thousand. For a discussion of the reorganization plans, see Item 4.A, “History and development of the Company”.

      Income Taxes

      Income taxes decreased from €9,841 thousand in 2000 to €2,278 thousand in 2001. As a percentage of income before taxes, income taxes decreased from 26.5% in 2000 to 13.9% in 2001. The decrease in the effective tax rate in 2001 was mainly due to an increase in the proportion of profits from the Group’s companies subject to lower rates of taxation and, to a lesser extent, to the introduction of certain tax benefits amounting to €906 thousand (to which the Company was entitled in accordance with Italian Law No. 383/2001 “Tremonti-bis” and Law No. 133/1999 “Visco”) related to investments in property, plant and equipment made by the Group’s Italian companies.

      In addition, certain U.S. subsidiaries of the Group suffered significant pre-tax losses in 2001. This was primarily due to (i) unfavorable market conditions, (ii) the effect of the Group’s restructuring plans implemented in the Display Devices Business Area and in the Analytical Technologies Business Area, and (iii) the writedown for impairment of goodwill relating to Molecular Analytics and Getters Corporation of America. These pre-tax losses generated a tax benefit (recorded as a deferred tax asset) at a rate of approximately 40%, which was higher than the average tax rate of the Group. This, in turn, contributed to a reduction of the Group’s tax rate in 2001.

      The Company’s subsidiaries located in Avezzano, Italy, benefited in both 2001 and 2000 from partial tax exemptions in accordance with the Mezzogiorno Program. The total benefits for the Group on 2001 and 2000 income taxes related to the Mezzogiorno Program were €2,041 thousand and €3,980 thousand, respectively. This decreased benefit in 2001 was due to the decreased profit realized by the subsidiary Saes Advanced Technologies S.p.A. If the Group had not received the benefits of the Mezzogiorno Program, income taxes would have been €4,319 thousand and €13,821 thousand in 2001 and 2000, respectively.

      Net Income

      Net income decreased by 48.3% from €27,241 thousand in 2000 to €14,086 thousand in 2001. As a percentage of net sales, net income decreased from 15.8% in 2000 to 8.8% in 2001.

Back to Contents

      Differences between Italian GAAP and U.S. GAAP

      The Company’s Consolidated Financial Statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to the Company’s Consolidated Financial Statements, are the treatment of the following items: (i) income taxes; (ii) revaluation of fixed assets; (iii) intangible assets and goodwill; (iv) foreign currency translation; (v) investments; (vi) capital leases; (vii) revenue recognition; and (viii) income statement classification.

      The Company’s net income and shareholders’ equity under Italian GAAP were €6,464 thousand and €170,462 thousand, respectively, in 2002. Under U.S. GAAP, the Company would have reported net income and shareholders’ equity of €7,806 thousand and €170,530 thousand, respectively, in 2002. The Company’s net income and shareholders’ equity under Italian GAAP were €14,086 thousand and €177,460 thousand, respectively, in 2001. Under U.S. GAAP, the Company would have reported net income and shareholders’ equity of €17,095 thousand and €177,556 thousand, respectively, in 2001. See Note 23 of the Notes to the Consolidated Financial Statements included in Item 19.A “Index to Financial Statements and Schedules” of this annual report for a more detailed discussion of the principal differences between Italian GAAP and U.S. GAAP.

      The Company’s operating income under Italian GAAP was €33,843 thousand, €16,958 thousand and €10,029 thousand in 2000, 2001 and 2002, respectively. Under U.S. GAAP, the Company would have reported operating income of €38,216 thousand, €13,441 thousand and €13,558 thousand in 2000, 2001 and 2002, respectively. In 2000, Italian GAAP operating income included higher amortization of intangible assets and revalued fixed assets, as well as higher leasing costs, which mainly accounted for the difference between Italian GAAP and U.S. GAAP operating income. In 2001, Italian GAAP operating income excluded non-recurring restructuring costs but included higher leasing expenses, and, in 2002, Italian GAAP operating income included higher leasing expenses and the amortization of goodwill, which mainly account for the differences between Italian GAAP and U.S. GAAP operating income in each of the respective years.

      The Company’s research and development expenses under Italian GAAP were €10,561 thousand, €12,302 thousand and €13,612 thousand in 2000, 2001 and 2002, respectively. Under U.S. GAAP, the Company would have reported research and development expenses of €9,633 thousand, €11,213 thousand and €11,163 thousand, in 2000, 2001 and 2002, respectively. Certain licenses, patents and legal cost cannot be included as research and development expenses pursuant to U.S. GAAP rules.

      Critical Accounting Policies

      Accounting principles generally accepted in Italy and in the United States of America require estimates and assumptions to be made that affect the reported amounts in the Company’s consolidated financial statements and accompanying notes. Some of these estimates require difficult, subjective and/or complex judgments about matters that are inherently uncertain and, as a consequence, actual results could differ from those estimates. Due to the estimation processes involved, the following summarized accounting policies and their application are considered to be critical to understanding the business operations, financial condition and results of operations of the Company and its subsidiaries.

      Goodwill

      Goodwill is periodically reviewed for impairment. Until December 31, 2001, the carrying value of goodwill would have been deemed to be impaired if the best estimate of future undiscounted cash flows over their remaining amortization period had been less than their carrying value. If goodwill had been deemed to be impaired, the impairment charge loss would have been measured using the goodwill’s estimated fair value. The fair value of goodwill was calculated using a discounted cash flow analysis.

      In the fourth quarter of 2001, an impairment was identified on goodwill held by two of the Company’s subsidiaries, Molecular Analytics and Getters Corporation of America, based on their estimated undiscounted net future cash flows. Accordingly, the Company recorded impairment charges of €2,512 thousand and €391 thousand, respectively, based on the excess of the goodwill’s carrying value over their fair value. The impairment related to Molecular Analytics was identified as a result of the slowdown that occurred in the semiconductor industry as well as the resultant negative operating performance of the subsidiary. The impairment related to Getters Corporation of America was due to negative market conditions which caused the Company to close its subsidiary’s manufacturing product line in Cleveland (Ohio) and transfer the production of getters for color Cathode Ray Tubes to Saes Getters S.p.A. in Lainate (Italy).

Back to Contents

      Effective January 1, 2002, under the Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill and indefinite lived intangible assets are no longer amortized under U.S. GAAP but are reviewed annually, or more frequently if impairment indicators arise, for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step screens for potential impairment and requires a comparison of the fair value of a reporting unit with its carrying amount, including goodwill. A present value technique based on discounted cash flows is often the best available technique with which to estimate the fair value of a reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

      In the fourth quarter of 2002, the remaining goodwill relating to the acquisition of Getters Corporation of America, held by Saes Getters USA, Inc. as a result of its merger with Getters Corporation of America, was entirely written down, due to the low production value of the Cleveland (Ohio) manufacturing plant. Accordingly, the Company recorded an impairment charge of €9 thousand.

      Factors that may impact the valuation of goodwill include, among other things, technical know-how and market demand. While the Company believes that its estimates of future cash flows related to the valuation are reasonable, different assumptions regarding such cash flows could materially affect the Company’s evaluations. At December 31, 2002, there were no factors that indicated that the book value of goodwill might not be recoverable.

      Deferred Income Taxes

      Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect the Company’s assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

      Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is reasonably certain that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of the Company’s and its subsidiaries’ tax returns by taxing authorities.

      The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. However, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

      In the fourth quarter of 2002, a full valuation allowance amounting to €3,993 thousand was established against the deferred tax assets of the Company’s indirectly controlled subsidiary, Molecular Analytics, Inc. The Company believes that, based on its future profitability, as sets forth in its business plan, and the availability of net operating loss carry forwards, deferred tax assets may be fully utilized in the future. However, due to the weight of negative evidence, primarily the continuing trend of negative operating results of Molecular Analytics, the Company determined that it was reasonably certain that the deferred tax assets amounting to €3,993 thousand would not be realized. Accordingly a full valuation allowance has been deemed to be necessary. The amount of the deferred tax assets considered realizable could be increased if Molecular Analytics, Inc. returns to profitability and estimates of future taxable income increase significantly.

      Impairment of property, plant and equipment and other non-current assets

      Property, plant and equipment and other non-current assets, including other intangibles that have finite useful lives, are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by these assets, taking into account current market conditions and the expected lives of the Group’s assets. The actual outcome can vary significantly from the Company’s forecasts, thereby affecting its assessment of future cash flows.

Back to Contents

      Both Italian and U.S. GAAP require that assets which are impaired be written down to their fair value. However, under Italian GAAP, in order to determine whether an impairment exists the book value of an asset in question is compared to the sum of the discounted cash flows expected to be generated by such asset. If the sum of such discounted cash flows is less than the carrying value of the asset, an impairment exists. Under US GAAP, assets whose carrying values exceed their estimated recoverable amount, determined on an undiscounted basis, are written down to their fair value.

      In addition, under Italian GAAP impairment charges are reversed when the situation giving rise to an impairment ceases to exist. Under US GAAP, reversals of impairment charges are not permitted.

      Revenue Recognition

      Net sales in the consolidated statements of income are represented by gross sales from operations, net of sales returns, allowances and discounts. Revenue from sales is recognized upon delivery of the related goods. Revenues from professional services activities related to quality assurance, quality control and material inspection of gas distribution systems in the semiconductor and other industries, and revenues from services consisting of supplying and coordinating specialized manpower in connection with the construction of telecommunication towers are recorded as work is performed and expenses are incurred.

      Sales returns and other allowances are accrued at the time of delivery based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required.

      Inventory Obsolescence Reserve

      Provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts. If market conditions are less favorable than those projected by management, additional inventory reserves may be required.

      Allowance for Doubtful Accounts

      The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Group’s customers to make required payments. The Company bases its estimates on the aging of the Group’s accounts receivable balances and the Group’s historical write-off experience, customer credit-worthiness and changes in the Group’s customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Group’s customers were to deteriorate, actual write-offs may be higher than expected.

       Recent Accounting Pronouncements

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (“SFAS 143”). This standard will be effective for fiscal years beginning after June 15, 2002; however early adoption is permitted. This standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Company believes that the adoption of SFAS 143 is not expected to have a significant impact on its financial position and results of operations.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). This standard rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt-an amendment of APB Opinion No. 30”, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 did not have and is not expected to have a significant impact on the Company’s financial position or results of operations.

Back to Contents

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This standard will require Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The standard is effective for fiscal years beginning after December 31, 2002. The Company believes that the adoption of SFAS 146 is not expected to have a significant impact on its financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company has complied with the disclosure requirements of FIN 45, as shown in Note 19 of the Consolidated Financial Statements, and the Company believes that the adoption of FIN 45 is not expected to have a significant impact on its financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”). This Statement amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company currently has no stock based compensation plans. The adoption of SFAS 148 therefore is not expected to have a significant impact on the Company’s financial position or results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of ARB 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company currently has no control in entities which are achieved through means other than voting rights. The adoption of FIN 46 therefore is not expected to have a significant impact on the Company’s financial position or results of operations.

      Impact of Changes in Exchange Rates

      Until the end of 1998, the financial results of the Group were significantly affected by changes in exchange rates between the Italian Lira and other currencies, particularly the Dollar, the Japanese Yen, the French Franc, the German Deutsche Mark, the British Pound, the Korean Won, the Chinese Renminbi, the Singapore Dollar and the Taiwan Dollar. Beginning January 1, 1999, since Germany and France, along with Italy, began participating in the Euro, the impact on Group’s results due to the fluctuation of the Lira relative to French Franc and German Mark disappeared. The exchange rate fluctuations between the Euro and the Dollar, the Japanese Yen, the British Pound, the Korean Won, the Chinese Renminbi, the Singapore Dollar and the Taiwan Dollar affected the results for 2000, 2001 and 2002 and could affect the Group’s future results.

Back to Contents

      In general terms, the Group believes that the currency stability among the countries participating in the Euro zone is advantageous, eliminating currency fluctuations among the participating countries and creating a wider, single currency and more transparent market environment.

      The Company’s net income is exposed to foreign exchange rate movements because it publishes its financial statements in Euro, while a substantial part of its revenues and certain of its expenses are denominated in foreign currencies. Sales of most of the Group’s products are invoiced in non-Euro currencies and revenues are directly affected by the fluctuation of the Euro relative to such currencies. Certain significant costs, such as raw material costs, direct labor costs, manufacturing overhead, research and development expenses, selling expenses, general and administrative expenses are incurred in the currencies of the countries in which the Group’s operations are located. Fluctuations in the exchange rates of these currencies, particularly the Dollar and the Japanese Yen against the Euro, can affect the Group’s revenues and costs and, therefore, its profitability. Because a substantial majority of the Group’s revenues have been, and are expected to continue to be, denominated in non-Euro currencies, the Group’s overall performance benefits from the relative weakness of the Euro and is adversely affected by a strengthening of the Euro.

      During 2000, the Group’s operating results were significantly improved by the depreciation of the Italian Lira against the Dollar, the Japanese Yen, the British Pound, the Korean Won and the Chinese Renminbi. This depreciation generated a significant benefit to the Group’s operating income. In the last two months of 2000, there was a moderate strengthening of the Italian Lira against all the major currencies. However, this strengthening did not result in a material impact on the Group’s operating income.

      During 2001, the Group’s operating results were not significantly affected by changes in exchange rates. Although there was a favorable impact due to the depreciation of the Euro against the Dollar and the Chinese Renminbi, most of this benefit was offset by the strengthening of the Euro against the Japanese Yen and the Korean Won during the same period.

      During 2002, the Group’s operating results were adversely affected by the strengthening of the Euro against all the major currencies in which the Group operates, and particularly the Dollar and the Japanese Yen.

      In 2002, 51% of the Group’s expenses were incurred in Euro, while 84% of net sales was derived in currencies outside the so-called Euro zone (i.e. the twelve countries participating in the Euro since December 31, 2001). In particular, approximately 65% and 32% of the Group’s total net sales and expenses included in cost of sales and operating expenses were denominated in Dollars.

      The effects of fluctuations in the exchange rates of the Euro against the Dollar and the other currencies in which the Group generates sales, in the period between sales invoicing and the actual receipt of cash from sales, are reflected in the line item “Foreign exchange gains (losses), net”.

      The Group’s strategy is to reduce exchange rate risk, but not to completely eliminate the effects of exchange rate fluctuations. The Group’s policy is not to take speculative positions through forward currency contracts. The Group has not experienced significant gains or losses arising from its hedging activities. The Group considers that a currency exposure exists, and aims to hedge such currency exposure, where there is a material difference in the relative proportion of costs incurred and sales in such currency. Accordingly, the Group enters into hedging contracts pursuant to which it sells foreign currencies for Euro at negotiated exchange rates. Since 1995, the Group has been applying such specific policy to hedge the Group’s estimated sales denominated in foreign currencies, in particular sales in Dollars and Japanese Yen.

      The Company defers unrealized gains and losses on foreign exchange contracts until the future sales are recognized. Gains and losses relating to foreign exchange contracts are recognized in the line item “Foreign exchange gains (losses), net”.

Back to Contents

      In December 1999 the Group’s Italian companies entered into foreign exchange contracts to hedge current accounts receivables and a portion of 2000 sales denominated in Japanese Yen and in Dollars. The total amount hedged was Japanese Yen 1,185 million (€11,565 thousand) and $15 million (€14,529 thousand). In September 2000, the Group’s Italian companies entered into foreign exchange contracts to hedge current accounts receivable and a portion of 2000 and 2001 sales denominated in Japanese Yen and in Dollars. The total amount hedged was Japanese Yen 884 million (€9,767 thousand) and $14.4 million (€16,430 thousand). In the first four months of 2001, the Group entered in foreign exchange contracts to hedge 7.5 million of sales in Dollars (€8,367 thousand). In addition, in the last quarter of 2001, the Group’s companies entered into foreign exchange contracts to hedge current accounts receivable and a portion of 2001 and 2002 sales denominated in Dollars. The total amount hedged was $25 million (€28,426 thousand). In the first quarter of 2002, the Group entered in foreign exchange contracts to hedge 5.5 million of 2002 sales in Dollars (€6,433 thousand), in order to cover an additional portion of 2002 sales denominated in Dollars. In the first quarter of 2003, the Group entered into foreign exchange contracts to hedge current accounts receivable and a portion of 2003 sales denominated in Dollars and Japanese Yen. The total amount hedged was $12.5 million (€11,866 thousand), related to a portion of the Group’s estimated sales in Dollars for the first six months of 2003, and Japanese Yen 1,572 million (€12,730 thousand), related to a portion of the Group’s estimated 2003 sales in Japanese Yen.

      Assets, shareholders’ equity and liabilities of the Company’s non-Italian subsidiaries are translated, for consolidation purposes, into Euro at the year-end exchange rate. See Note 2 of “Notes to the Consolidated Financial Statements” included in this annual report. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from translation are recorded directly in shareholders’ equity and are shown as “cumulative translation adjustments” in the consolidated statements of shareholders’ equity. The balance sheet impact of such translation adjustments has been, and may be expected to continue to be, material from period to period.

      Approximately 95% and 5% of the Group’s outstanding indebtedness as of December 31, 2002 was denominated in Dollars and Euro, respectively.

      Inflation

      The Company believes that the impact of inflation was not material to the Group’s net sales or operating income in the three years ended December 31, 2002. The inflation rates in the countries where the Group’s customers are located have generally been similar to the inflation rate in Italy, which is the country in which slightly more than 50% of the Group’s costs are incurred. The annual inflation rate in Italy was 2.6%, 2.7% and 2.4% in 2000, 2001, and 2002, respectively.

      Subsequent Events

      In January 2003, the Italian companies of the Group entered into foreign exchange contracts to hedge current accounts receivable and a portion of 2003 sales denominated in Dollars and Japanese Yen. In particular, these foreign exchange contracts covered a portion ($12.5 million) of estimated sales in Dollars for the first six months of 2003 and a portion (Japanese Yen 1,572 million) of the estimated sales in Japanese Yen for the entire year 2003.

      The Company is currently considering further acquisitions, joint ventures or other strategic investments, although the Company currently has no arrangements, understandings or agreements with respect to any such acquisitions, joint ventures or investments. See Item 4.B, “Business overview — Strategy”.

B.	Liquidity and capital resources

      The following table sets forth, at the end of the periods indicated, the amounts of the Group’s net cash position expressed in thousands of Euro or thousands of Dollars:

Back to Contents

	2000	2001	2002	2002

	Euro	Euro	Euro	Dollars
Cash and cash equivalents	77,994	70,546	78,759	82,579
Marketable securities	12,451	10,457	5,261	5,516
Bank overdrafts	(25,422)	(30,617)	(26,176)	(27,446)
Current portion of long-term debt	(1,162)	(914)	(1,218)	(1,277)
Long-term debt, net of current portion	(2,916)	(2,666)	(1,336)	(1,401)

Net cash position	60,945	46,806	55,290	57,971

      The net cash provided by operating activities amounted to €32,726 thousand in 2002 (23.2% of net sales), as compared to €22,728 thousand in 2001 (14.2% of net sales) and €35,424 thousand in 2000 (20.5% of net sales).

      In 2002, the decrease in net income compared with 2001 included non-cash items such as (i) a valuation allowance against Molecular Analytics, Inc. deferred tax assets and (ii) increased depreciation mainly due to increased investments in property, plant and equipment, which did not have negative impacts on net cash from operating activities. The Group’s net cash provided by operating activities increased by 44% to €32,726 thousand in 2002, mainly due to a decrease in inventory as compared to the prior year resulting from lower production volumes in the Equipment Aggregates, increased efficiencies from restructurings and the implementation of improved inventory controls. During 2002, net cash provided by operating activities also benefited from the Group’s more effective collection of overdue accounts receivable.

      In 2001, the Group’s net cash provided by operating activities decreased by 35.8% to €22,728 thousand, mainly due to (i) a decrease in net income as compared to the prior year, (ii) an increase in other receivables and prepaid expenses primarily due to tax credits on dividends collected from the Group’s subsidiaries and prepayments of income taxes, (iii) a decrease in other payables and in trade accounts payable primarily due to a reduction in goods and services purchased and (iv) increased inventories due to the weakness in market demand. The decrease in net cash was partially offset by (A) a decrease in accounts receivable primarily due to a reduction in net sales as compared to the prior year, particularly in the second half of the year, (B) an increase in writedowns of assets due to restructuring plans relating to the Display Devices Business Area and the Analytical Technologies Business Area and (C) a writedown for impairment of a portion of the goodwill relating to Molecular Analytics and Getters Corporation of America.

      In 2002, the net cash used by investing activities amounted to €10,575 thousand as compared to €23,934 thousand in 2001. The decrease in net cash used by investing activities was mainly due to (i) a reduction in purchases of property, plant and equipment and (ii) a reduction (to zero) of acquisitions of companies paid for in cash, which was offset by an increase in proceeds from sales of marketable securities. In 2001, the net cash used by investing activities amounted to €23,934 thousand as compared to €15,209 thousand in 2000. The increase was mainly due to an increase of purchases of property, plant and equipment. In 2000, the increase in net cash used by investing activities was mainly due to an increase in the purchase of property, plant and equipment and to the acquisition of Molecular Analytics for €5,879 thousand.

      In 2002, the net cash used by financing activities amounted to €12,330 thousand as compared to €6,472 thousand in 2001. The increase was mainly due to a decrease in bank overdrafts, resulting primarily from higher cash flow provided by operating activities, partially offset by lower dividends paid. In 2001, the net cash used by financing activities amounted to €6,472 thousand as compared to €2,293 thousand in 2000. The increase was mainly due to an increase in dividends paid and to the purchase of the Company’s own shares. This increase was partially offset by an increase in bank overdrafts.

      There have been no significant changes to the Group’s policy with respect to the level of financing provided by suppliers or to customers in the past three years.

      The level of cash flows allows the Group to finance all of its investments, while maintaining a positive net cash position. The equity to tangible fixed assets ratios for 2000, 2001 and 2002 were 3.2, 2.6 and 2.5, respectively.

Back to Contents

      The Group’s capital expenditures totaled €15,446 thousand in 2002, as compared to €23,887 thousand in 2001 and €14,221 thousand in 2000. In 2002, capital expenditures were primarily made for improvements at the Group’s production facilities to increase manufacturing capacity and for new laboratory instrumentation. To a lesser extent, capital expenditures were also incurred in 2002 for the completion of the construction of a new office building in Lainate (Italy) used as the Group’s corporate headquarters, for the completion of new buildings in Avezzano and in Shanghai, for the expansion of the production facility in South Korea, and for hardware replacement related to the Group’s information system. The reduction in Group’s capital expenditures is due primarily to certain non-recurring investments in buildings that were completed in 2002 but which were mainly incurred during the previous year. In 2001 and 2000, capital expenditures were mainly made for the construction of a new office building in Lainate (Milan, Italy), the completion of the manufacturing facility at Avezzano (Italy) and the construction, which was completed in 2002, of a new manufacturing facility in Shanghai (People’s Republic of China).

      The Company expects significant capital requirements over the next several years and plans to fund such requirements with cash derived from operations and available funds. In addition, to support further innovation, the Company intends to continue to allocate a substantial portion of its net sales to research and development activity. The Company is currently considering acquisitions, joint ventures or other strategic investments, although the Company currently has no arrangements, understandings or agreements with respect to any such acquisitions, joint ventures or investments.

      The Company believes that its cash position, funds generated from operations and funds available from its existing borrowing arrangements, will be sufficient to meet the Company’s requirements for working capital and capital expenditures for the foreseeable future.

      The liquidity index (current assets less cash and liquid securities, divided by current liabilities less bank overdrafts and current portion of long-term debt) was 2.3, 3.0 and 2.7 in 2000, 2001 and 2002, respectively.

      Income taxes paid during the year increased from €6,382 thousand in 2000 to €10,570 thousand in 2001, and decreased to €6,315 thousand in 2002. The decrease in income taxes paid in 2002 was mainly due to lower income before taxes and to lower payment of balances relating to income taxes for fiscal year 2001 attributable to some of the Group’s companies. The increase in income taxes paid in 2001 was mainly due to the payment of balances relating to income taxes for fiscal year 2000 attributable to some of the Group’s companies.

      Contractual Obligations and Other Commercial Commitments

      The following tables set forth the amounts of contractual obligations and other commercial commitments of the Group as of December 31, 2002, in thousands of Euro:

Contractual Obligations	Payments Due by Period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-Term Debt	2,554	1,218	423	913	—
Capital Lease Obligations	1,180	1,163	17	—	—
Operating Leases	3,255	1,322	1,535	398	—

Total Contractual Cash Obligations	6,989	3,703	1,975	1,311	—

Other Commercial Commitments	Total	Amount of Commitment Expiration per Period

	Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years

Lines of Credit	26,176	26,176	—	—	—
Stand-by Letters of Credit	583	567	16	—	—
Guarantees	20,030	9,550	8,284	1,873	323

Total Commercial Commitments	46,789	36,293	8,300	1,873	323

Back to Contents

      The following table sets forth the amounts of guarantees provided by the Group as of December 31, 2002, in thousands of Euro:

Guarantees	2002

Lease guarantees	6,192
Bank guarantees	12,511
Bank loan guarantee	534
Other	793

Total guarantees provided by the Group	20,030

      “Lease guarantees” includes guarantees issued by the Company for the benefit of the Company’s subsidiary located in Avezzano (Italy). These guarantees represent commitments by the Company that future lease payments will be made by Saes Advanced Technologies S.p.A. to a third party. In the event that Saes Advanced Technologies S.p.A. defaults on such lease payments, Saes Getters S.p.A. is responsible for the lease obligation. The lease guarantees expired in March 2003.

      “Bank guarantees” includes guarantees issued by banks to the Italian tax authorities on behalf of the Group’s Italian companies for VAT reimbursements. In the event that the banks are required to honor the guarantees and make payments to the Italian tax authorities on the Group’s behalf, the Group is required to reimburse the banks for such guaranteed amounts. These bank guarantees generally have terms of five years.

      The Company has guaranteed 100% of the outstanding bank loan amount ($1,600 thousand) of its proportionally consolidated subsidiary, Nanjing Saes Huadong Getters Co. Ltd. In the event that the subsidiary defaults on the repayment of this loan, Saes Getters S.p.A. is responsible for paying the outstanding loan amount, of which 65% is already reflected as a liability in the Group’s financial statements and 35% of which would be paid on behalf of third parties without recourse. The “Bank loan guarantee” amount of €534 thousand reflected in the above table therefore represents the portion of this guarantee made by the Company on behalf of third parties as of December 31, 2002. This bank guarantee expired on the loan due date of April 22, 2003.

      Quantitative and Qualitative Disclosures about Market Risk

      The Company is exposed to financial risk resulting from fluctuations in interest rates and currency rates. The Company seeks to minimize these risks through regular operating and financing activities and, where appropriate, through use of derivative financial instruments. During the year ended December 31, 2002, the Company’s use of derivative financial instruments was limited and related solely to hedges of certain currency positions.

      Currency Rate Risk

      The Group’s operations are denominated in various foreign currencies and consequently the Company is exposed to exchange rate fluctuations that may have an impact on its cash flows and financing activities. In particular, the Company is exposed to foreign exchange movements, primarily in Dollars, Japanese Yen, British Pounds, Korean Won, Chinese Renminbi, Singapore Dollars and Taiwan Dollars. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of commitments and anticipated transactions. The Company uses forward contracts to hedge certain anticipated foreign currency cash flows. The Company’s exposure to foreign currency rates exists primarily with Dollars versus the Euro. The Company does not enter into derivative instrument transactions for trading or speculative purposes. See Item 5.A “Operating results — Impact of Changes in Exchange Rates”.

      In 2002, 51% of the Group’s total expenses were incurred in Euro, while 84% of net sales were denominated in non-Euro currencies. In particular, approximately 65% of the Group’s total net sales and 32% of the Group’s total expenses were denominated in Dollars.

      Since a large portion of the Group’s assets and liabilities are denominated in Dollars, the Company’s sensitivity to foreign currency exchange rates is mainly due to changes in the value of the Dollar against the Euro. As of December 31, 2002, approximately 60% of the Group’s total assets and 41% of the Group’s total liabilities were denominated in Euro, while approximately 21% of the Group’s total assets and 50% of the Group’s total liabilities were denominated in Dollars. Approximately 95% and 5% of the Group’s total outstanding indebtedness as of December 31, 2002 was denominated in Dollars and Euro, respectively. Because a vast majority of the Dollar outstanding indebtedness is held by the Group’s subsidiaries whose functional currency is the Dollar, the Group’s outstanding indebtedness is not materially exposed in the event of a devaluation of the Euro against the Dollar. The Company's long term debt, net of current portion, as of December 31, 2002 was entirely denominated in Euro and is not therefore exposed to fluctuations in foreign exchange rates.

Back to Contents

      The following table summarizes the forward exchange contracts in effect as of December 31, 2001, none of which exceeded one year. The table below presents the notional amounts of such contracts (in thousands of Dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts were used to calculate the contractual payments to be exchanged under these contracts. The Company had not foreign exchange contracts open as of December 31, 2002.

	2001	2002

Forward exchange contracts to sell Dollars in exchange for Euro:
Contractual amounts (Thousands of Dollars)	17,750	—

Weighted average contractual exchange rates (Dollars per €1.00)	0.8819	—

Forward exchange contracts to sell Dollars in exchange for Korean Won:
Contractual amounts (Thousands of Dollars)	7,200	—
Weighted average contractual exchange rates (Korean Won per $1.00)	1.338	—

      See additional description of the Group’s hedging strategy and forward exchange contracts in Item 5.A “Operating results — Impact of Changes in Exchange Rates”.

      Interest Rate Risk

      The Company is exposed to risks associated with changes in interest rates on its floating rate indebtedness. At December 31, 2002, 39%, or €992 thousand, of the Company’s long-term debt (including the current portion) was subject to variable interest rates. The Company does not have any interest rate swaps or hedges in place that would mitigate its exposure to fluctuations in the interest rate on this indebtedness. Each 1.0% increase in interest rates on the unhedged variable rate debt would impact pretax earnings by approximately €10 thousand.

      The table below provides information about Group’s financial instruments at December 31, 2002 that are sensitive to changes in interest rates. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations.

	2003	2004	2005	2006	Thereafter	Total

Long-term debt:

Fixed rate (Thousands of Euro)	226	223	200	204	709	1,562
Average interest rate	2.4%	2.0%	2.0%	2.0%	2.0%	2.0%

Variable rate (Thousands of Euro)	992	—	—	—	—	992
Average interest rate	2.1%	—	—	—	—	2.1%

C.	Research and development, patents and licenses

      Research, Development and Technology

      The Group is known for its expertise in the scientific fields of the reaction of gases with surfaces and metals, sophisticated alloy metallurgy and vacuum and ultra-high vacuum technologies. See Item 4.B, “Business overview — Trademarks, Patents and Proprietary Rights.” The Group also has substantial scientific expertise in the field of gas purification and impurities analysis for application in the semiconductor industry. In 2000, 2001 and 2002, the Group invested €10,561 thousand, or 6.1% of net sales, €12,302 thousand, or 7.7% of net sales, and €13,612 thousand, or 9.6% of net sales, respectively, in research and development, including, among other things, personnel costs, materials purchases, depreciation, licenses and patents expenses, and legal expenses. The above amounts do not include costs associated with the development of prototypes, the research on production processes and studies in electronic engineering to upgrade manufacturing equipment, which are otherwise accounted for in the costs of sales.

      The Company’s research and development expenses under U.S. GAAP would have amounted to €9,633 thousand, €11,213 thousand and €11,163 thousand, in 2000, 2001 and 2002, respectively. Certain licenses, patents and legal cost cannot be included as research and development pursuant to US GAAP rules.

Back to Contents

      Approximately 80 employees work in the Group’s research and development laboratories and in technical innovation functions. The Group’s central research and development laboratory is based in Lainate (Milan) Italy, and each manufacturing facility maintains local development and engineering functions and expertise. The research and development laboratories in Lainate are also responsible for the initial manufacturing stages of some technically advanced products and for specific quality control tests and other studies for both customer service and joint development contracts. Advanced development activities are also carried out in the Avezzano, Italy, manufacturing facility, at Saes Pure Gas, Inc, in San Luis Obispo, California (USA) and at Molecular Analytics, Inc., Sparks, Maryland (USA). Most laboratory employees are senior scientists or high level technicians.

      In March 2003, the Group implemented a restructuring of its research, development and innovation activities by creating the Research & Innovation Department, headed by a Chief Technology & Innovation Officer (“CTIO”) encompassing the Group’s Research, Development, Engineering, and Technology Transfer activities. Under the above organization each new project, coordinated by a project leader, will focus on market needs from the early stages of the research process to the industrialization phases. The overall innovation process will be managed following a “stage-and-gate” approach. Stages-and-gates processes break up work into sequential phases by restricting investment in the next stage until management is comfortable with the outcome of the current stage. The gate can be effective in controlling product quality and development expense. The Company believes that this approach, together with the synergies it creates among the scientific, technological and engineering functions, will reduce the time required for the innovation to result in new business. In his duties the CTIO will be assisted by a team of scientific and technology experts forming the Technology Scientific Panel (“TSP”). The role of TSP will be particularly important in the screening of ideas and opportunities for new projects. In order to guarantee that the innovation process, and in particular each major project, is in conformance to the Group’s strategies, the functions and the responsibilities of the Committee for Technical Innovation (“CTI”) have been expanded and the committee has been renamed the Innovation Project Planning Committee (“IPPC”). This committee will include, in addition to the Group CEO, the CTIO and the TSP members and key managers from the Operation, Financial, Marketing and Commercial departments. The IPPC will also be in charge of making final decisions concerning the implementation of new projects.

      The Group’s expertise has allowed it to expand into other areas. In the Components Aggregate these include getter-based product applications in vacuum devices and special alloys for lamps. Present areas of research and development activities include a new generation of getters and other products for the lamp industry, MEMS devices, opto-electronic devices, and new generations of “eco-friendly” high yield alkali metal dispensers addressed to manufacturing of OLEDs. Research in recent years has also focused on developing a new generation of non-evaporable, highly porous getters, new types of thin film getters for Plasma Display Panels, Field Emission Displays and special chemical absorbers for OLEDs. The Group also made significant progress in researching and developing a new generation of mercury dispensing products for both standard and cold cathode fluorescent lamps applications. In the Equipment Aggregate, research and development activities are aimed at special alloys and catalytic methods for purifying process gases for semiconductor manufacturing and are focused as well on innovative trace gas analysis techniques for these gases. During 2002 the Company announced and introduced into the market a new advanced instrument (“Ion Trace”) that had been developed in the previous two years at the corporate research and development laboratories, based on Ion Mobility Spectrometry and addressed to real time, on line monitoring traces of impurities in bulk gases at part-per-trillion levels. The Company also currently carries out a number of research and development activities, including diversification of the business, on projects whose nature cannot be disclosed because of non-disclosure agreements, intellectual property reasons and as a result of the price sensitive information procedures in place within the Company (see exhibit “Price Sensitive Information Procedures”). Present areas of research and development activities include special alloys for novel applications, innovative gas monitoring technologies and new materials for gas purification.

      The central research and development laboratory at Lainate is a training ground for many of the Group’s managers and executives who can apply the expertise they have gained to the production, sales and marketing areas of the Group.

Back to Contents

      Customers often approach the Group with specific research and development needs and the Group cooperates with clients to resolve technical problems and develop new products or new applications for existing products and technologies. These activities form an important component of the Group’s research and development work. Agreements are entered into with regard to the scope of the activities and the use of any resulting inventions or manufacturing processes. In addition, the Group seeks to combine its internal expertise with that of outside entities through standard or specifically negotiated cooperation agreements. In 2002, the Group entered or continued cooperation agreements with corporations and advanced public and private research institutes and universities, such as the University of Trieste, the Polytechnic of Milan, the Italian Research Council (“CNR”), and the Italian National Agency for New Technologies (“ENEA”). The Group also cooperates in a joint collaboration with other important European industries in various projects funded by the European Community concerning advanced types of MEMS, FEDs and OLEDs. The Group believes these relationships will lead to new applications for its existing products, as well as the discovery of new products. During 2002 the Company signed two research and development agreements with European industrial partners for diversification projects in the catalytic and electronic fields, respectively.

D.	Trend information

      The Components Aggregate

      Display Devices Business Area

      In 2002, the Group’s net sales of getters for color Cathode Ray Tubes in the Display Devices Business Area increased approximately 14%, net of exchange rate effects, with respect to the previous year. This increase was mainly due to stronger market demand following a recession in the market during 2001. This increase took place in spite of the continued penetration of LCD monitors for computer displays, and can also be attributed to a decline in prices of such LCD displays by almost 50%. As a result, the Company devoted strong attention to the Chinese market, which is already the Group’s largest world market for evaporable getters. In addition, in 2002 monochrome getters used for tubes mounted in projection TV sets experienced an appreciable increase in sales.

      The Color Cathode Ray Tube (“CCRT”) price/performance ratio is a strength for standard displays. Although CCRT technology is a mature technology, further minor improvements are still possible. Current flat panel technologies do not have the same favorable price/performance ratios as those of the CCRT configurations. Certain developing flat display technologies obviate the need for getters. However, the Group has been involved in research and technical cooperation with manufacturers of other alternative display technologies being developed or marketed in limited volumes during recent years to create an image through very thin flat display electron tubes, such as PDPs, OLEDs and FEDs. FED devices need advanced getters while OLEDs require getter dryers. In addition, some PDPs manufacturers have elected to use getters. Finally, LCD uses special backlights for retro-illumination that require the Company’s products. The Company believes that these display technologies are likely to use sophisticated evaporable or non-evaporable getters.

      The CCRT technology is entering a phase where cost of labor is a key parameter to maintain profits. Japan has not been the leading market producer in years, and only few companies still manufacture Cathode Ray Tubes in Japan. Most Japanese production has been transferred to China and South East Asia. Korean domestic production has also started to show signs of slowdown, largely due to the steady increase in Chinese production capacity of Cathode Ray Tubes for computers and large size tubes for general television applications. However, Chinese factories are mostly joint ventures between Chinese partners and well known companies such as LG.Philips Displays, Samsung, Matsushita, Sony and Toshiba. In addition, during 2002 two new factories owned by the largest CCRT manufacturers were established in Hungary and the Czech Republic. A certain reduction of Mexican production (both in terms of relocation to Asia and shut downs) is currently taking place. These changes follow the closure or relocation of important U.S. plants occurred in previous years. China is now by far the leading CCRT producer worldwide. Plans for introduction of High Definition Television (“HDTV”) are in progress and demographic changes, including rural population moving to cities has lead to increased demands for technology products: ten million computers were sold in China in 2002. While the market for televisions is not expected to continue to grow as in the past few years, the computer display tubes production is increasing. In addition, now that China is a member of the World Trade Organization, Chinese exports are expected to become more and more aggressive. The Company is optimistic about the potential for growth in the Chinese market, where it believes to achieve an approximately 95% market share with a major contribution of the production output from the factory in Nanjing, China, pursuant to the NSHG Joint Venture, a joint venture in which the Company owns a 65% equity interest.

Back to Contents

      Demand for evaporable getters for Cathode Ray Tubes depends upon the demand for televisions in developed countries, which is contingent on the creation of new households, replacement purchases for more advanced models, television sets adopting screens with “true flat” geometry, household purchases of multiple television sets and the introduction of new technologies like high-definition television. In developing countries, demand for television sets is instead driven mainly by economic development, which leads to higher purchasing power. Demand for computer monitors is driven by many of these same factors. These typically involve replacement purchases to upgrade existing computer systems and associated technologies.

      Industry sources and Company information estimate that approximately 270 million Cathode Ray Tubes were sold globally in 2002, an increase from the approximately 250 million units sold in 2001. With the exception of 2001, the demand for CCRT has increased in the past years, partially as a result of the decrease in the price of all sizes of television sets, the improvement in picture quality and the growth of emerging market economies, including China, India, many Southeast Asian countries and Latin America. This growth rate also stemmed from an increased demand for personal computers that require color monitors. Even if it is still generally recognized that Cathode Ray Tubes technology will continue for quite a long time, clear signs of alternative technologies’ penetration cannot be neglected, particularly in the computer monitors segment. Averaging the market projections of different specialized market studies, combined with the historical trends of this market and information collected directly by the Company, the Group believes that for the next four years, the average production rate for both consumer and monitor applications of Cathode Ray Tubes, is expected to remain stable or at least grow slightly. The Company projects that until 2005 the decrease in sales of tubes for computer monitors should be outweighed by an increase in sales of tubes for TV applications. This is projected despite the expected growth of LCD monitors for desktop computers, expected to increase in 2005 to about 60 million units from 30 million units in 2002, and the further commercial penetration of Plasma Display Panels for larger screens. Sales in the Display Devices Business Area are expected to remain stable or slightly increase in value but at a slower rate than in the past due to the flattening of the product upgrading process and requests of price reductions by large customers. However, there can be no assurance that emerging alternative display technologies will not more negatively impact demand.

      In July 2001, two of the principal customers in the Group’s Display Devices Business Area (Philips and LG Electronics) began operating a newly formed company (“LG.Philips Displays”) established as a result of the merger of their Cathode Ray Tubes businesses. In addition, in January 2003, Toshiba Corporation and Matsushita Electric Industrial Co., Ltd, both of whom are Group customers for barium getters, following a joint venture established in October 2001 to procure parts and materials for their respective manufacturing operations of color Cathode Ray Tubes and projection tubes for video projectors, agreed to further integrate their business by forming a joint venture (“Matsushita Toshiba Picture Display Co, Ltd.”) that merges both companies’ entire Cathode Ray Tubes operations, from research and development to manufacturing and sales, making it the world’s third largest Cathode Ray Tube company. The new company started operations on April 1, 2003. There can be no assurance that other mergers will not occur in the future. This might, in turn, increase the dependence and concentration of the business of the Group on a limited number of customers with increased negotiating power.

      During 2002 the Company significantly increased its share in the worldwide market for evaporable getters used in monochrome Cathode Ray Tubes used for projection television. These projectors, used for projecting enlarged picture images onto a screen, make use of three tubes per unit, in order to combine the three base colors in a single color picture image. The market in monochrome Cathode Ray Tubes for projectors increased during 2002 and the Company estimates to produce the majority of getters required by this application.

      Light Sources Business Area

      The Group’s net sales of Light Sources increased by 42% in 2002, net of exchange rate effects, with respect to the previous year. This increase is mainly due to the significant increase of sales of mercury dispensers for Cold Cathode Fluorescent Lamps (“CCFL”), the increase of mercury dispensers for standard fluorescent lamps and stable sales of getters for discharge lamps.

Back to Contents

      The Company expects growth for the next few years in the order of 10-13% per year based primarily on sales of mercury dispensers for fluorescent lamps. During 2002 the Company increased sales of products for Cold Cathode Lamps, in particular of mercury dispensing models (“wire”). The demand for these products is driven by the great expansion of the LCD market, where the Cold Cathode Lamps are used for backlighting, and by the increasing interest of the market for conventional fluorescent lamps using low doses of mercury (“green” lamps).

      Discharge lamps. The Company believes that market trends support a long-term growth in discharge lamps of approximately 4% per year, subject to the effects of short period cycles related to the general economic conditions. The faster growing segments will likely remain the sodium high pressure and the metal halide lamps. These lamps benefit from performance characteristics such as good color rendition, long life and high energy efficiency, as required by the large installed base in nonresidential buildings. These lamps are also increasingly employed in emerging applications: compact ceramic metal halide lamps to be used in low power applications such as illumination of shop windows and commercial areas. Demand for metal halide lamps is driven by the replacement of old lamps, which are changed typically every three years, and lighting for stadiums, shop windows and monuments for which illumination is provided for the first time. From a technical point of view, no new types of discharge lamps are appearing on the market, except the compact ceramic metal halide lamps, which are gaining momentum despite being introduced only recently.

      The market for general illumination lamps is dominated by the “Big Three” of Osram, General Electric and Philips. The lamps industry is stable and mature and development tends to be incremental, characterized by work intended to improve performances, extend the product range and cut manufacturing costs. Among other things, these developments generally involve the relocation of plants to developing countries, to be more competitive by manufacturing at lower costs. The other manufacturers are strong in their local markets (Japan, Far East and Europe) but these companies might have local connections with the “Big Three,” as is the case of the joint ventures formed during 2000 in Japan for discharge lamps between Osram Melco and Toshiba. Moreover, some of the larger companies are diversifying through the development and manufacture of solid-state light sources, such as Light Emitting Diodes (“LEDs”) and LED arrays. These new products are mainly aimed at traffic signals and the automotive market, as well as some household applications. The industrial applications of such new light sources are still under development since their performances do not yet meet acceptable market requirements. Lamp makers are moving the production of low technology lamps to low labor costs areas, such as China and India. The local factories in these countries are traditionally more sensitive to the availability of cheaper products.

      The Company is now facing growing competition from Korean and Chinese getter manufacturers that offer cheaper versions of the Company’s getters based on alloys with expired patents. The Company was able to develop and patent new products that offer the lamp manufacturers substantial advantages over the previous ones. In 2000, the Company introduced to major manufacturers a new type of non-evaporable getter (the “St787 series”) capable of withstanding more critical conditions during lamp manufacturing. The customer can now skip the time-consuming step of “getter activation” and improve safety and ecological content. During 2002 the Company continued the consolidation of the use of St787 series based materials which are now widely adopted by major lamp manufacturers, and has started the promotion of getter products made up by mixtures of two alloys (“St 101” and “St 198” series), that have found acceptance by the lamp manufacturers as they allow more flexibility in the mounting position inside the lamp and simplification of the lamp processing, by reduction or elimination of the step of getter activation. The Group’s customers are introducing new upgraded models, developing low power lamps to enlarge the applications base and working to cut manufacturing costs so as to limit the penetration of lamps imported from low labor cost areas. About one third of discharge lamps manufactured in the world still use evaporable barium getters. During 2002 the trend toward adopting non evaporable getters, offering more flexibility in mounting position and not requiring the processing step of getter evaporation, has also continued. In order to maintain, and possibly further expand its current share in the market during 2002 the Company has devoted particular efforts to its customer support, and has continued the policy of developing partnership relations and long terms contracts. Continuous efforts are also devoted to improving the quality of products. In a limited number of cases a careful policy of price reductions was also implemented.

      Low-pressure discharge lamps. The demand for this type of lamp, which uses evaporable barium getters, is driven by customers replacing old lamps and lighting new or previously unlit roads. The demand for low-pressure discharge lamps is increasingly being substituted by demand for high-pressure discharge lamps because the high quality light from high-pressure lamps is often believed to outweigh their relatively high cost; however, a replacement market will continue to exist in the countries where these lamps are generally adopted due to the low cost and high efficiency for lighting streets and tunnels. Thus, despite the substitution of low-pressure discharge lamps in most countries, the Company expects that the aggregate demand for low-pressure discharge lamps will progressively decrease, albeit with a slow rate, in the future.

Back to Contents

      Cold Cathode Lamps. Cold Cathode Lamps (“CCL”) are used for retro-illuminating LCDs of laptop computers (often also called “notebook displays”), desktop computers with liquid crystal displays, scanners, arcade games, photocopiers, still cameras, and other LCD-based devices where space is a premium and efficiency is high. The Company sold to CCL manufacturers special wire-shaped versions of mercury-dispensing cathodes yielding from one to three milligrams of mercury, and it estimates, based on industrial statistics compared with the Group’s net sales, that its current market share of mercury dispensers for fluorescent CCLs is about 90%. The production of CCLs is concentrated in the Far East. The biggest manufacturers (such as Harison) are based in Japan, and new players are emerging in Korea and Taiwan. The Japanese CCL companies are independent; although, they are controlled by and have close technical relations with well-known Japanese lamp companies. Only small companies are active in the rest of the world.

      LCD are also available in sizes up to 30 inches for desktop monitors and flat TV sets. During 2002 the LCD market for notebook displays increased by about 20% in units, while that of desktop monitors increased by 90% in units with respect to the previous year. The Company believes that the trend for the future is for a further expansion of the notebook market and further marked expansion of desktop monitors. According to specialized industrial market sources, LCD monitors are expected to grow at a 49% compound annual growth rate up to 2006. LCD monitors overtook Cathode Ray Tube monitors in 2002 on revenue basis and are expected to overtake them on a units basis in 2004. In addition, during 2002 television sets with LCD screens made their appearance into the consumer market with sales in the range of two million pieces. This market sector is also showing a trend toward expansion. In terms of units the LCD displays, for all applications, are expected to exceed 125 million pieces in 2005 as compared to about 65 million units in 2002. This trend is also a result of attempts to reduce the production costs of LCD displays. LCD screens above 15 inches which are used in desktop computers and in emerging TV applications, adopt more than one retro illumination lamp; thus, the trend towards larger screens will require more of the Company’s products.

      Standard Fluorescent Lamps. In 1997 the Company introduced the TQS in order to comply with the stringent manufacturing and environmental disposal regulations for standard fluorescent lamps. The TQS is a special strip that dispenses virtually the exact quantity of mercury to sustain the life of the lamp. The market penetration of TQS has continued through 2002 and includes an important customer in Japan. Although still limited to a small fraction of the standard fluorescent lamps manufactured in the world (the so called “green lamps”), the adoption of TQS is expected to increase as compliance by manufacturers with more stringent regulations, approved by the European Parliament in November 2002 for implementation by the middle of 2006, becomes necessary. The regulations govern the maximum quantity of mercury allowed in the lamps and the residual mercury content allowed for safely disposing of the lamps at the end of their life. Further expansion of the TQS market is also likely as lamp manufacturers implement voluntary mercury content limits because of increasing concern about pollution problems.

      Electronic Devices & Flat Panels Business Area

      During 2002 the Group’s net sales in theElectronic Devices & Flat Panels Business Area decreased by approximately 8%, net of the exchange rate effects, with respect to the previous year. This result is mainly due to the lower sales of Dryer Capsule Assemblies for the Laser Pump Module (“LPM”) used in optical amplifiers for submarine transmissions via fiber cables.

      Dryer Capsule Assemblies. The Group’s lower sales results in the Electronic Devices & Flat Panels Business Area in 2002 are mainly due to the continued recession during 2002 in the telecommunications industry, following the strong downward trend of the previous year, as well as the parallel recession in the semiconductor industry. Capital spending constraints and significant delays in deployment of higher speed communication technologies caused considerable decreases in opto-electronic components, including LPMs. According to specialized industrial sources the opto-electronic component industry experienced a decline in revenues of 67% between 2000 and 2002. Most of the major telecommunication companies have severely slowed down new investments, largely as result of difficult financial conditions. As a consequence of business restructurings and repositioning, during 2002, two of the most important manufacturers of opto-electronic components, Agere Systems and Northel Networks sold substantial portions of their opto-electronics component business, including LPMs, to TriQuint Semiconductor Inc. (US) and Bookham (UK), respectively. Following the severe downturn during 2001 and the continued stagnation during 2002, market specialists for optical components predictions for the near future growth vary from a flat market during 2003 to a slight growth market, commencing during the second part of 2003 as inventories are finally depleted and as the market begins to see new system orders. A modest increase with single-digit rates is foreseen for 2004 through 2006, which is more conservative than the double digit predictions of a year ago. The Company expects that its sales of the Dryer Capsule Assemblies in this market could accordingly increase in the future, mainly in the less sophisticated but much larger terrestrial sector, where the Company is currently sampling and qualifying its products to major industrial producers.

Back to Contents

      Porous Getters and Alkali Metal Dispensers. Sales of porous getters and alkali metal dispensers increased during 2002 by about 8% and 11%, respectively. Demand for these products should further increase at a rate of about three to four percent per year as a result of Company’s customers entering into important military contracts. X-ray image intensifiers are used for medical applications, and demand is primarily driven by new technology, with new purchases and replacement purchases of existing technology forming a stable market. Current demand for X-ray image intensifiers is stable, and the Company expects this stability to continue in the next several years. Overall demand for night vision devices is driven by military demand and commercial applications of the so-called “uncooled” new versions. The United States is the largest market for the alkali metal dispensers used in night vision devices, extensively used in military applications and in emerging automotive market applications. Demand for photo-multipliers is primarily driven by new technology, with new purchases and replacement purchases forming a stable market. The Company expects the sales of getters and alkaline dispensers for traditional applications (such as X-ray image intensifiers, photomultipliers, pressure transducers, X-ray tubes) to increase with an average compound growth rate of 4% in the next few years.

      New applications for non-evaporable getters are expected during the next four years including, for example, in vacuum sealed Micro Electron Mechanical Systems (“MEMS”) and in new types of opto-electronic devices. According to several market surveys and the unanimous consensus of experts, MEMS represent one of the fastest growing technologies, with massive applications in automotive, telecommunication, opto-electronic and other industries. In order to reduce the manufacturing costs and increase the productivity, the MEMS industry is increasingly adopting well proven semiconductor manufacturing processes, such as photolithography masking, etching and patterning, as well as the use of silicon wafers as base materials for manufacturing the active part of the MEMS. This technology is often referred as “wafer level MEMS.” In order to comply with the gettering needs of this new industry the Company has developed a method consisting of a silicon or glass wafer with a getter deposited into specific recesses. Currently the Company is providing samples of this new product to a number of customers, including large industries active in the automotive, opto-electronic and electronic fields. The Company estimates that, with sales starting in 2004, this market could eventually bring additional getter business worth a few million dollars per year.

      Flat Display Devices. During 2002 the Company experienced increasing but still marginal getters sales for Plasma Display Panels (“PDPs”). PDPs are commercially available but still quite expensive; however, they seem to be in line as the future choice for large-screen (above 42 inches) television and commercial displays. In 2002 approximately 600,000 PDP units were sold worldwide. Industry sources estimate this market in 2005 to 2006 to be between five and eight million units. In terms of gettering products this might represent a market of approximately five to 10 million dollars per year. Despite the Company’s products and limited sales for these applications, the overall benefits of adopting a getter in these displays are currently under scrutiny by some potential customers. An important advantage of adopting the getter would be the possibility of reducing the duration of the manufacturing process of the device by using the getter as an “in-situ pump.” The Company is currently testing/providing samples of advanced types of thin film getters, capable to withstand treatments at high air temperatures.

      There are also doubts about the future of Field Emission Displays, which are another type of vacuum based flat display device, because their life is uncertain and their complex cathodic structure is not conducive to mass production. Currently some industries are studying new approaches to the cathodic structure of these devices based on “carbon nanotubes” which are promising from both the technical and manufacturing cost point of view. These Field Emission Displays, which need advanced getters, are geared at portable computers and industrial instrumentation, but, if their technical problems are solved, they could eventually find a home in the screen sizes segment of the television market (from 27 inches to 40 inches), where high costs make it difficult to adopt LCDs or PDPs.

      In addition, during 2002, the Company further promoted the initial sale of a special chemical absorber, called GDO, for the Organic Light-Emitting Diodes (“OLED”), a new family of flat displays that is expected to find massive use in cellular phones and automotive displays. The market of OLED is now forecasted to reach between 30 and 40 million units by the end of 2005, which is substantially less than what was foreseen by the market surveys of previous two years. The reason for the lowered expectations is that this technology is maturing with a slower than expected pace, due to the not yet satisfactory long term reliability in color aging, operational lifetime and less than expected decrease scaling in manufacturing costs. As a result, most OLED manufactures decided to postpone until the second half of 2003 or until 2004 the mass production of these new displays. The Company is in contact with, and has provided getter samples to most major producers and has sufficiently invested so as to be able to meet the expected growth in demand. However the Company is a new entrant into this market in which competitive products already exist.

Back to Contents

      Vacuum Systems and Thermal Insulation Business Area

      In 2002, the Group’s net sales in the Vacuum Systems and Thermal Insulation Business Area increased by about 20%, net of exchange rate effects, with respect to the previous year. This was due to increased sales of getters pills for metal vacuum bottles in Japan and China.

      Despite increased customer contacts, sales in the Vacuum Insulated Panel segment were still marginal. The Company believes this may be due in part to delays in the release of new European energy standards for refrigerators and boilers. Future expectations are moderately positive due to the progressive increase of vacuum insulated panels applications in areas outside traditional applications (domestic refrigerators), such as in domestic boilers, oil transportation lines, the expansion of UHV vacuum process applications, an increase in special pumps for portable instrumentation, getter applications in oil recovery industry (which normally expands when the international price of oil rises), and other types of devices such as energy storage vacuum insulation devices.

      Getter Pumps and Modules. Growth in the market for getter pumps and modules is tied to the overall scientific research market which, for large physics projects, depends upon whether the political, industrial and scientific communities in the major industrial countries decide to invest additional resources to study elementary particles, the use of X-ray light for diagnostic or industrial application, new sources of energy and storage methods. During 2002 funding for both small scale and large scale physics projects was drastically reduced, and this is likely to negatively influence sales for these applications during 2003. During 2002, the Company increased the selling of its porous disk pump, tailor-made for portable instruments by combining mass spectrometers and gas chromatographs. These portable Gas Chromatograph Mass Spectrometers (“GCMS”) are used by “Emergency Response” teams, including, after September 11, 2001, homeland security applications. Sales for the pumps developed for these GCMS are expected to grow as a result of sales of new units and of the sales of replacement pumps.

      In Situ Getter Pumps and WaferGetterTM. In the mid-1990s the Company introduced the InsiTorr® Fast Pump, for use in Physical Vapor Deposition (“PVD”) machines and, more recently an evolution to the InsiTorr® Fast Pump concept, called “WaferGetterTM Pump”. The function of these pumps is to provide an additional pumping device inside the process chamber, which helps create a lower base pressure in a shorter time, as well as a cleaner environment. Since these products are not universally required by the industrial vacuum manufacturing equipment but, rather, serve specific needs of a limited number of customers, the Company expects that in the next few years the sales of these products will be quite limited.

      Metal Vacuum Bottles (Thermoses). In addition to an increase in sales of getters for vacuum bottles during 2002, getter products were also sold for other thermally insulated evacuated devices such as rice boilers and evacuated pipes. Moreover, the Company was able to re-conquer a slight share of business from the Chinese and Korean competition thanks to the good quality of its products, and the introduction of a new getter alloy, which reduced manufacturing costs. Demand for metal vacuum bottles (thermoses) depends upon how vacuum insulation technology can be applied to new but related products and to the emergence of new markets such as rice boilers and containers for hot and cold food. The primary market for metal vacuum bottles is Asia, and the Company believes that new markets offer potential for modest growth primarily due to price competition by Chinese getter suppliers, the possibility of using less sophisticated getters or materials with expired intellectual property protection, and a decrease in acceptable quality standards whereby customers are accepting cheaper products with reduced insulation lifetime and the saturation of Japan’s domestic market.

      Vacuum Insulations. Starting in 1997 the Company began marketing getters for Vacuum Insulated Panels for the home refrigeration market. Vacuum Insulated Panels may replace traditional foam insulation in today’s household and industrial refrigerators and freezers. Vacuum Insulated Panels have started to be adopted in other applications requiring efficient thermal vacuum insulation, such as vending machines for cold and hot beverages, sport bottles, bio-medical freezers and advanced insulated shipping containers. Possible future applications can be developed in domestic water heaters, refrigerated trails and reefers for food transportation, and the construction industry. In addition, during 1999, the Company began capitalizing on the extensive know how accumulated in several years of dealing with the vacuum insulation technology, processing procedures and state-of-the-art materials by starting a pilot production of Vacuum Insulated Panels. The Company materialized sales of industrial quantities of CombogetterTM in 2000 and introduced new models with characteristics segmented to the main applications. During 2001, the Company has also materialized initial sales of Vacuum Insulated Panels. However, in spite of emerging new applications of the Vacuum Insulated Panels concept, market adoption during 2001 and 2002 was slower than expected, due to time consuming qualification tests and lack of familiarization with a new technology by potential customers, the high cost of this technology when compared with less efficient but cheaper traditional insulations, and the delay in releasing new energy standards for refrigerators and boilers.

Back to Contents

      Over the last few years, the Company identified a market opportunity and commenced selling industrial quantities of non-evaporable getters for the oil industry. These non-evaporable getters are used for vacuum insulation pipes in oil recovery from partially exploited deep wells. Sales in this field are limited in value and strongly dependent upon oil prices. The current level of such prices allows the Company to expect an increase in sales of getters for the next two or three years.

      New applications for non-evaporable getters are also expected during the next four years as, for example, in energy storage devices and in hermetic packages for electronic devices.

      The Equipment Aggregate

      Pure Gas Technologies Business Area

      The Group’s net sales in the Pure Gas Technologies Business Area decreased by approximately 50% in 2002, net of exchange rate effects, with respect to the previous year.

      The semiconductor industry is cyclical and subject to gross unbalances in supply and demand, amplified by wafer size transitions, as is the case of the current transition from 200mm to 300mm wafer size, and new processing technologies. During 2001 the semiconductor industry experienced the worst recession in its 30-year history. The semiconductor capital equipment market was more affected and decreased by about 41%. Several factors explain the severity of this recession. First the growth rates reported in 2000 reflected widespread double ordering, which resulted in excess inventories. At the same time, the sheer amount of investments made by chipmakers led to a significant build-up of excess capacity, which started to materialize just at the time when chip producers realized that they could safely rely on their existing component inventories. Second, the recession coincided with a general macroeconomic slowdown, exacerbated by the tragic events of September 11, 2001. The two largest end markets, PCs and telecommunications, accounting together for 52% of total chip consumption, have been dramatically affected. The PC market contracted for the very first time in history. This situation persisted during the first part of 2002, with big companies delaying investments in new factories. Cellular handset manufacturers have reduced orders for components by 38% in volume compared with 2000.

      Global semiconductor revenues for 2002 were approximately $141 billion, a modest 1.3% increase from 2001 level. In 2002, the global capital equipment business sector – the sector most related to the Company’s Pure Gas Technologies and Analytical Technologies Business Areas – experienced a 32% decline over 2001. Capital spending is characterized by a delay of several months with respect to the trends of the global semiconductor industry, both in economic upturns and downturns. There is a general consensus that during 2002 the semiconductor industry hit the bottom and that the environment is ready for recovery during 2003. In December 2002 the Semiconductor Industry Association (“SIA”) was predicting that semiconductor revenues would have risen about 20% during 2003, with Asia Pacific being the world’s fastest growing market. According to the Semiconductor Equipment and Material International (“SEMI”) industry statistics, released in December 2002, the equipment market was forecasted to grow by about 15% percent in 2003 as compared to 2002. Asia should be the region with the highest growth (approximately 16%), followed by North America (approximately 11%) and Europe (approximately 11%). A further expansion of the equipment market of approximately 22% was forecasted for 2004, however, a flattening of the market, with a modest growth of 4% was expected for 2005. Based on semiconductor industry statistics available at the end of February 2003, other industry sources now take a more conservative approach, predicting that the slowdown in the market will continue into the first half of 2003. Recent predictions are forecasting an increase of the semiconductor revenues by about 9% during 2003, as compared with the previous year. In particular, capital expenditures are not expected to increase until late 2003, resulting in a growth of approximately 7% in 2003 as compared to 2002. Specialized marketing sources predict that the industry will build about 15 new factories by 2004. Other sources predict a less conservative figure, with about 65 new factories built by 2005, 55% of them in Asia. Most of these new factories will process 300 mm wafers.

Back to Contents

      The mobile phone handset application industry should continue to be the major driver of the semiconductor market, with business spending on information technology products returning in the second half of 2003 to fuel chip demand and help a return to strong growth. Although high value-based growth is gone for the semiconductor market due to semiconductor content saturation in electronics equipment, consumption will continue to increase. Personal computers will likely continue to drive demand for semiconductors. The replacement PC market in advanced economies is three to four years, and the last cycle occurred in 1999. Information technology investment has historically taken nine to twelve months to recover after cash flows are depleted. Therefore, a recovery in information technology spending is predicted for the second half of 2003. Digital home appliances and automotive applications will also help to spur demand moving forward. In particular, semiconductor content in automobiles will increase as a result of improved safety, environmental performance and entertainment applications in the next few years. It remains that the average growth rate of the semiconductor industry in the last 20 years was about 16% and there is no reason to believe that an average double digit trend will not continue in the foreseeable future.

      Growth in the Pure Gas Technologies Business Area is largely dependent upon growth and product development in the semiconductor industry. In the newer higher density manufacturing processes, more complex semiconductors require greater gas purity and cleaner conditions inside semiconductor production machines in order to achieve anticipated yields. The Group’s Pure Gas Technologies Business Area products are designed to function in such environments. As geometries have decreased to below 0.25 microns, impurity specifications have generally dropped from 10 parts per billion in 1994 to one part per billion in 1997. This decreasing trend has slowed and further reduction of impurity specification in bulk gases is not expected to occur in the near future. However, the Company’s products comply with even more stringent residual impurity specifications, below one part per billion. In addition, the Company believes further possibilities exist for expanding its gas purification business, as advanced gas purification technologies can be adopted for carbon dioxide used in liquid form for wafer cleaning purposes and for specialty gases. Also, advanced purification technologies are becoming increasingly necessary in other fields related to semiconductor applications, such as the production of Light Emitting Diodes (“LED”), liquid crystals manufacturing, magnetic recording media manufacturing and fiber optics.

      Analytical Technologies Business Area

      The Group’s net sales of the Analytical Technologies Business Area decreased by about 31% in 2002, net of exchange rate effects, with respect to the previous year.

       The reasons for the sales contraction with respect to the previous year were primarily the result of persistent strong recession in the semiconductor industry. In addition, the slowdown in the world economy also negatively impacted sales of Analytical Technologies products in other industrial sectors.

       The Analytical Technologies Business Area products are designed to function in newer manufacturing processes for higher density and more complex semiconductors that require greater gas purity and cleaner conditions inside semiconductor production machines and in the clean rooms were such machines are located, in order to achieve anticipated yields. The Analytical Technologies Business Area manufactures single analyzers for in-line monitoring of large gas plants in semiconductor factories and other industries aimed at hydrocarbons and carbon monoxide, ammonia, amines and hydrogen halides detection to the parts-per-billion level. It also manufactures multi-gas analytical system, for in-line monitoring of moisture, oxygen, carbon monoxide and hydrocarbons in large gas plants in semiconductor factories consisting of several cabinets where single analyzers, manufactured by the Company and/or produced by third parties under OEM agreements, are inter-linked by a data control system. In addition to its own products, the Equipment Aggregate distributes stand-alone instruments for oxygen and moisture detection, manufactured by a leading third-party (Delta F Corporation of Woburn, Massachusetts) as well as, in mainland China only, toxic gases multipoint detectors manufactured by another leading third party (Zellweger Inc. of Lincolnshire, Illinois).

Back to Contents

      During 2002, the Company announced and introduced into the market a new advanced instrument (“Ion Trace”) developed at its corporate research and development laboratories, based on Ion Mobility Spectrometry and addressed to real time, on line monitoring traces of impurities in bulk gases. The Company believes that this new instrument offers advantages in terms of performances, ease of use, competitive price, when compared with more complex, multi-gas single instruments. During 2002, the Company also introduced special analytical systems devoted to the parts-per-billion level detection of air borne molecular contaminants (“AMC”) and volatile organic contaminants (“VOC”) such as ammonia, amines and hydrogen halides, inside the clean rooms of the semiconductor plants. The Company believes that these new products are likely to significantly contribute to the improvement of the revenues of the Business Area during the next two to three years.

      The Company’s advanced analytical technologies can be also adopted in specialty gases, for monitoring trace impurities found in photolithography apparatuses used in semiconductor manufacturing as well as for detecting traces of corrosive gases in pollution monitoring applications.

      Besides semiconductor applications, low detection limits monitoring capabilities are becoming increasingly necessary in other industrial fields, such as fiber optics and in scientific research laboratories. The Company believes that diversification of analytical business in other areas, besides semiconductor application, will result in an increase of sales in the medium period and will reduce the Equipment Aggregate’s dependence on the cyclical nature of the semiconductor business.

      Facilities Technologies Business Area

      During 2002, the Group’s net sales attributable to the Facilities Technologies Business Area, primarily conducted through the Company’s subsidiary, FST, decreased by approximately 36%, net of exchange rate effects, with respect to the previous year.

      At the beginning of 2002 FST was heavily concentrated in its traditional business, i.e., providing QA/QC services to the semiconductor industry. When it became clear that end user companies such as the FST’s major customer, Intel, planned strong cuts in capital spending from 2001 levels, as a consequence of overcapacity and lack of recovery in the world demand for chips, FST modified its market strategy by implementing a concentrated effort to secure business in the bio-pharmaceutical market for QA/QC services, and started to offer specialized temporary employment “staff augmentation” services. In addition, during 2002, FST started a diversification business, linked to its experience in supplying and coordinating specialized manpower for construction management, in telecommunication towers erection for wireless and cellular applications. These measures did lessen, to some extent, the impact of stagnation in the traditional QA/QC business in the semiconductor industry. For the next few years FST plans to continue to play a leading role in the quality control, quality assurance and maintenance services offered to semiconductor facilities, including increasing its market share in the bio-pharmaceutical industry. The Company also plans to expand its new business in staffing augmentation services and telecommunication towers erection.

      Production, Selling Prices and Inventory

      The total production of goods during 2002, when compared with the previous year, was in line with the dynamic of sales. In 2002, the selling prices of the products belonging to the Components Aggregate were stable, with minor price reductions in certain products of the Display Devices and Light Sources Business Areas. In the Equipment Aggregate, a major program launched in 2000 to improve the design of its medium- and large-sized purifiers was completed in 2001. Its goal was to offer its products with a more competitive performance/price ratio. During 2002, the Company started a new project aimed at further optimizing the engineering, manufacturing and material costs of these purifiers. The Company has pursued this effort in an attempt to enable it to maintain profitability while granting special discounts in some large bids, mainly in Asia, where competitive prices by local companies were extremely low.

      During 2002, the Group maintained inventory of semi-finished and finished products for approximately six weeks of average sales, without substantial variations with respect to the previous year.

Back to Contents

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

      Pursuant to the Company’s By-laws, the Board of Directors must be composed of three to fifteen members. On April 23, 2003 the annual ordinary shareholders meeting was convened to elect the new Board of Directors. The shareholders resolved upon the number of directors, confirming 14 members. The term of appointment of the current directors expires upon approval by the Company’s shareholders of the financial statements for the year ending December 31, 2005.

      On April 23, 2003 Mr. Paolo della Porta was appointed as Chairman of the Board of Directors and President, Mr. Massimo della Porta as Vice President, Managing Director and Group Chief Executive Officer, Giulio Canale as Managing Director and Group Deputy Chief Executive Officer. On April 23, 2003 Mr. Giuseppe Rolando was confirmed as Group Chief Financial Officer.

      The following table sets forth the names of the members of the Board of Directors of the Company and the principal executive officers of the Group as of April 23, 2003.

Name	Position within Company or Group	Years with The Group	Age

Board of Directors
Emilio Christillin Paolo della Porta*	Honorary President Chairman of the Board of Directors and President	49 54	82 79
Massimo della Porta*	Vice President, Managing Director, Group Chief Executive Officer and Group Chief Technology & Innovation Officer ^	14	42
Giulio Canale*	Managing Director, Group Deputy Chief Executive Officer, Group Subsidiaries Director and Equipment Aggregate Group Director	13	42
Giuseppe Rolando*	Director and Group Chief Financial Officer	33	62
Stefano Baldi**	Director	16	52
Roberto Berger***	Director	9	42
Guido Canale**	Director	51	73
Evelina Christillin	Director	7	47
Umberto Colombo	Director °	6	75
Giuseppe della Porta**	Director	38	76
Adriano De Maio***◊	Director °	2	62
Andrea Gilardoni ◊	Director	25	47
Gianluca Spinola	Director	9	70
Renato Ugo***	Director °	3	64
Officers
Bruno Ferrario*	Group R&D Director	36	62
Maurizio Alberini*	Group Chief Operation Officer	14	60
Giancamillo Mazzeri*	Group Business Area Director – Components Aggregate	22	47
Livio Rosai*	Group Strategic Marketing Director	34	62
Luca Coccioli*†	Group Legal General Counsel	10	41
Filippo Cutillo*	Group Human Resources Director	1	40

*	Member of the Corporate Management Committee.
**	Member of the Compensation Committee.
***	Member of the Audit Committee.
°	Independent Director
◊	Andrea Gilardoni was a member of the Audit Committee until July 12, 2002 when he resigned from the Audit Committee, although he continued to be a member of the Board of Directors. He was replaced on the Audit Committee by Adriano De Maio, who was appointed on July 26, 2002. See Item 4.C, “Board Practices – Audit Committee”.
†	Resigned effective as of February 28, 2003.
^	Title changed effective March 2003.

Back to Contents

      Mr. Emilio Christillin has served as chairman of the Board of Directors and President since 1954, when he joined the Group. He graduated in mechanical engineering in 1944. He became honorary President in 1997. Mr. Emilio Christillin is the father of Evelina Christillin, the brother-in-law of Guido Canale and the uncle of Giulio Canale.

      Mr. Paolo della Porta joined the Group in 1949, after graduating in engineering from Milan Polytechnic. He served as Vice Chairman, Managing Director and Chief Executive Officer since 1954. He served as President since 1997 and as Chief Executive Officer from 1997 to 2002. He is the father of Massimo della Porta, the brother of Giuseppe della Porta, the uncle of Andrea Gilardoni and the brother-in-law of Stefano Baldi (See Item 7.A, “Major shareholders”).

      Mr. Massimo della Porta has served as Director since 1994 and Vice President and Managing Director since 1997. Beginning in March 2003, he was appointed as Group Chief Technology & Innovation Officer. In addition, on April 23, 2003 he was appointed as Group Chief Executive Officer. He joined the Group in 1989, after graduating from Rome Polytechnic with a degree in engineering. He is the son of Paolo della Porta, the nephew of Giuseppe della Porta and the cousin of Andrea Gilardoni (See Item 7.A, “Major shareholders”).

      Mr. Giulio Canale has served as Director since 1994 and Managing Director since 1997. On April 23, 2003 he was appointed Group Deputy Chief Executive Officer. He joined the Group in 1990. He graduated from Genoa University in 1991 with a degree in economics. He is the nephew of Emilio Christillin and Guido Canale and the cousin of Evelina Christillin (See Item 7.A, “Major shareholders”).

      Mr. Giuseppe Rolando has served as Director since 2000. He joined the Group in 1971 and became Chief Financial Manager in 1975. He served as General Manager from 1992 until September 30, 2001, and he has been Group Chief Financial Officer since 1992. Mr. Rolando is a Certified Public Accountant in Italy.

      Mr. Stefano Baldi has served as Director since 1987. He received a law degree from Università di Trieste in 1973. He is brother-in-law of Paolo della Porta (See Item 7.A, “Major shareholders”).

      Mr. Roberto Berger has served as Director since 1994. He graduated from Boston University in 1983 with a B.A. in economics and earned his MBA from INSEAD, Paris in 1986. He is President of Berger Trust S.p.A., one of the Company’s Major Shareholders (See Item 7.A, “Major shareholders”). He is member of the Board of Directors of Mater Bi S.p.A. He is Director of Airport Key Corporation (Florida, U.S.) and of 123 Jump Com. Inc. (Florida, U.S.).

      Mr. Guido Canale has served as Director since 1952, when he joined the Group. He is the brother-in-law of Emilio Christillin and the uncle of Giulio Canale and Evelina Christillin (See Item 7.A, “Major shareholders”).

      Ms. Evelina Christillin has served as Director since 1996. She received a degree in literature from the University of Turin, where she is an associate professor, and a Doctorate degree from Bari University. She is the Vice President of the Italian Foundation Committee for the organization of the XX Olympic Winter Games. She is the daughter of Emilio Christillin, the niece of Guido Canale and the cousin of Giulio Canale (See Item 7.A, “Major shareholders”).

      Prof. Umberto Colombo served as Director since 1997. He received his Doctorate degree in Physical Chemistry, summa cum laude, from Pavia University, and earned his Fulbright Fellowship at MIT (Massachussets Institute of Technology), Department of Chemical Engineering. Prof. Colombo is chairman of Novamont S.p.A. and of Alcantara S.p.A. He is member of the Board of Directors of Telecom Italia S.p.A., ACEA S.p.A., Kenyx S.p.A., SNIA S.p.A. and Energy Conversion Devices (Michigan, U.S.). He is an Independent Director.

      Prof. Giuseppe della Porta has served as Director since 1965. He received his M.D. in 1950. He is member of the Board of Istituto Superiore della Sanità. He is the brother of Paolo della Porta and the uncle of Andrea Gilardoni and Massimo della Porta (See Item 7.A, “Major shareholders”).

      Prof. Adriano De Maio has served as Director since 2001. He received his degree in Electronic Engineering, from Milan Polytechnic in 1964. He served as Dean of Milan Polytechnic from 1994 to 2002. He is member of the Board of Directors of CESAER (Conference of European Schools for Advanced Engineering Education and Research) and President of IReR (Istituto Regionale di Ricerca della Lombardia). He is an Independent Director.

Back to Contents

      Prof. Andrea Gilardoni has served as Director since 1994. He is professor of business, economics and management at Bocconi University in Milan. Prof. Gilardoni graduated from Bocconi University in 1978 with a degree in business administration and he studied at Harvard University and Sussex University. He is the nephew of Paolo della Porta and Giuseppe della Porta and the cousin of Massimo della Porta (See Item 7.A, “Major shareholders”).

      Mr. Gianluca Spinola has served as Director since 1994. He received his technical certificate in 1952. He is Director of Desis S.A. (Luxembourg), one of the Company’s Major Shareholders (See Item 7.A, "Major shareholders") and of Invicta S.p.A.

      Prof. Renato Ugo has served as Director since 2000. He received his Degree in Industrial Chemistry from Milan University and received his degree honoris causa from Potsdam University (New Jersey, U.S.). He is professor of inorganic chemistry at University of Milan. He is member of Accademia Nazionale dei Lincei and a member of the Technical Scientific Committee (CTS) at Minister of Universities, Science and Technology. He has served as chairman of the Italian Association for Industrial Research since 1983. He is an Independent Director.

      Mr. Bruno Ferrario has served as Group Research and Development Manager since 1992 and he has also served as Group Research and Development Director since 1997. He also served as Deputy General Manager from 1992 to 2001. He joined the Group in 1967. Mr. Ferrario has authored or co-authored several patents and scientific and technical publications. He received a degree in physics from the University of Milan.

      Mr. Maurizio Alberini has served as Group Production Manager and as Group Chief Operation Officer since 1997. He also served as Deputy General Manager from 1992 to 2001. He received a degree in electrotechnical engineering in 1972 from Padua University.

      Mr. Giancamillo Mazzeri has served as Group Business Area Director, Components Aggregate, since 1999. He has also served as Display Devices Business Area Manager since 1997. He joined the Group in 1982. He received a degree in physics from the University of Milan.

      Mr. Livio Rosai has served as Group Marketing Manager since 1992 and as Group Strategic Marketing Director since 1997. He joined the Group in 1970. He received a degree in physics from the University of Milan.

      Mr. Luca Coccioli has served as Group Legal General Counsel since 1992 when he joined the Company. He received a law degree from Milan University and worked at the law firm of Pavia & Ansaldo in Milan. In 1999 he attended an Executive Management Program at Pennsylvania State University (Pennsylvania, U.S.). Mr. Coccioli resigned effective February 28, 2003.

      Mr. Filippo Cutillo has served as Group Human Resources Director since September 2002 when he joined the Company. He received a law degree from Catholic University in Milan and he attended several Executive Management Programs.

      No officer of the Company was selected pursuant to any arrangement or understanding between him and any person other than the Company.

      Statutory Auditors

      Pursuant to Italian law and the Company’s By-laws, in addition to appointing the Board of Directors, shareholders also appoint the Company’s Board of Statutory Auditors, which is composed of three independent experts in accounting matters and two alternates. The Board of Statutory Auditors appoints a chairman among its members. In accordance with Italian law, each member of the Board must provide evidence that he or she is in good standing and meet certain professional requirements. The Board of Directors acknowledged on March 19, 2003 that each member of the Board of Statutory Auditors met the professional requirements established by law.

      As of April 23, 2003 the Board of Statutory Auditors is comprised of Pierluigi Martinelli, Vincenzo Donnamaria and Antonio Rossetti de Scander, with Piero Angelo Bottino and Alessandro Martinelli as alternates. The Board’s term of appointment will expire upon approval by the Company’s shareholders of its Consolidated Financial Statements and Annual Report for the year ended December 31, 2005.

Back to Contents

       The Board of Statutory Auditors is responsible for management oversight and verification that the Company complies with applicable Italian law and its By-laws. The Board of Statutory Auditors must also verify the accounting and administration structure and organization of the Company and control its appropriateness for the business of the Company. The members of the Board of Statutory Auditors are jointly and severally liable with the Board of Directors of the Company for any acts or omissions of the directors if the damage resulting from such act or omission could have been avoided by the Board of Statutory Auditors’ supervision. The Board of Statutory Auditors may carry out inspections and verifications at the Company at any time.

      The members of the Board of Statutory Auditors must be present at the meetings of the Board of Directors and at the shareholders’ meetings and must also attend the meetings of the Company’s executive committee, if any. They remain in office for a three-year term and may be re-elected for consecutive terms. They may be removed only for cause and with court approval. The Board of Statutory Auditors meets at least every three months.

      The Board of Statutory Auditors may report serious breaches of the duties of the Directors to competent Italian courts and is required to notify CONSOB (the Italian Securities Exchange Commission that regulates security markets, public offering transactions and the information required from listed companies in Italy) without delay of any irregularities found in the course of performing its duties.

      External Auditors

      Italian Legislative Decree No. 58 of February 24, 1998 (“Law 58/98”) requires companies whose shares are listed on regular markets of EU Member States to appoint a firm of external auditors to verify that (i) during fiscal year, the Company’s accounting records are correctly kept and accurately reflect the Company’s activities and (ii) the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.

      The external auditors are appointed by the ordinary shareholders’ meeting for a three year term (which may not be renewed more than twice). Such appointment must be notified to CONSOB.

      On May 4, 2001, PricewaterhouseCoopers S.p.A. was appointed for the third and last consecutive term as the Company’s external auditors for the three-year period 2001-2003.

      At the shareholders’ meeting to approve the financial statements for the year ending December 31, 2003, the Company’s shareholders will appoint a new firm of external auditors.

B.	Compensation

      The Company’s By-laws provide that the Company’s shareholders must determine the annual compensation of the Board of Directors and the Board of Statutory Auditors at the annual ordinary shareholders’ meeting. The Board of Directors then determines the distribution of compensation among the individual members of the Board of Directors and the Board of Statutory Auditors. Such distribution remains unaltered until the next annual ordinary shareholders’ meeting.

      Law 58/98 and subsequent instructions promulgated relating to such law require the Company to report in the Company’s Annual Report the total compensation paid by the Group to its Directors, Statutory Auditors and General Managers in the relevant fiscal year. The Company must also report any and all interests by Directors, Statutory Auditors and General Managers in the Company’s securities. Such information for the Group’s 2002 fiscal year was as follows (thousands of Euro):

Back to Contents

Name	Position within Company or Group	Global Gross Compensation for Fiscal Year 2002(*)

		(thousands of Euro)
Paolo della Porta	Chairman of the Board of Directors and President	572
Massimo della Porta	Vice President, Managing Director, Group Chief Executive Officer and Group Chief Technology & Innovation Officer	357
Giulio Canale	Managing Director, Group Deputy Chief Executive Officer, Group Subsidiaries Director and Equipment Aggregate Group Director	340
Giuseppe Rolando	Director and Group Chief Financial Officer	242
Stefano Baldi	Director	6
Roberto Berger (**)	Director	—
Guido Canale	Director	6
Evelina Christillin	Director	6
Umberto Colombo	Director	6
Giuseppe della Porta	Director	6
Adriano De Maio	Director	8
Andrea Gilardoni	Director	8
Gianluca Spinola	Director	6
Renato Ugo	Director	11
Pierluigi Martinelli	Statutory Auditor	39
Vincenzo Donnamaria	Statutory Auditor	29
Antonio Rossetti De Scander	Statutory Auditor	19

______________
(*)    Including Directors’ fees from the Company and its subsidiaries, salaries and any other form of compensation.
(**) Compensation was not paid to the individual but to the Company employing him.

      Aggregate compensation paid by the Group to its executive officers, excluding Directors, Statutory Auditors and General Managers, as a group was €984 thousand in 2002, excluding the accrual for termination indemnities required by Italian law only with respect to executive officers. The executive officers are beneficiaries of an incentive profit sharing plan, which extends to “strategic employees”. See Item 6.D, “Employees”.

      Members of the Board of Directors, in their capacity as Directors, and Statutory Auditors do not have the right to pension benefits or termination indemnities.

      In 2000, Mr. Paolo della Porta, Mr. Massimo della Porta and Mr. Giulio Canale entered into service agreements with the Company for the terms of their positions within the Company. Pursuant to such service agreements, each of Mssrs. Massimo della Porta and Giulio Canale are entitled to a fixed sum as liquidated damages in the event of termination of their engagement prior to the expiry date of their respective agreement.

      On September 30, 2001, Mr. Giuseppe Rolando resigned as General Manager of the Company. On the same date, Mr. Rolando entered into a service agreement with the Company for the duration of his position as Group Chief Financial Officer. Pursuant to the service agreement, Mr. Rolando is entitled to a fixed sum as liquidated damages in the event of termination of his engagement prior to the expiry date of the agreement.

      Mr. Maurizio Alberini, Mr. Bruno Ferrario and Mr. Livio Rosai entered into fixed term employment agreements on October 1, 2001, November 1, 2001, and January 1, 2002, respectively. Under the respective employment agreements, each of Mssrs. Alberini, Ferrario and Rosai is eligible to receive certain pension benefits and termination indemnities upon retirement or upon the termination of their employment, in each case in accordance with Italian law and with the terms of the national collective labor agreement for managers of industrial companies.

      The aggregate amount accrued by the Company during 2002 to provide termination indemnities for executive officers was €143 thousand.

Back to Contents

C.	Board practices

      According to the By-laws of the Company, the Board of Directors must be composed of between three and fifteen members. On April 23, 2003 the annual ordinary shareholders meeting was convened to elect the new Board of Directors. The shareholders resolved upon the number of directors, confirming 14 members, comprising executive directors and non executive directors, among whom three are “Independent”, as required by Borsa Italiana S.p.A. (the Italian regulatory body which manages the Italian regulated financial markets) for companies listed on the market segment called Segmento Titoli con Alti Requisiti (“STAR”). Beginning in 2003, Directors’ independence is annually assessed by the Board of Directors on the basis of the information provided by each interested party, and the results of such assessments are promptly made public to the market.

      Directors are elected at the ordinary meeting of the shareholders to serve terms not exceeding three years. The term of appointment of the current Board of Directors, elected on April 23, 2003, expires upon approval by the Company’s shareholders of the financial statements for the year ending December 31, 2005. Directors may be re-elected for consecutive terms.

      The executive officers of the Company and its subsidiaries are appointed by the Board of Directors of the respective company and serve at the discretion thereof.

      The Board of Directors has the power to approve related party transactions, as established by Italian law. The Company’s Code of Conduct sets general criteria for identifying transactions which require the approval of the Board of Directors. In particular, any decision to approve significant transactions (including, in particular, those with related parties), falls within the exclusive jurisdiction of the Board of Directors, which must provide sufficiently detailed information about such transactions at the shareholders’meeting, so as to allow a full understanding of the advantages and costs to the Company of entering such transactions. “Significant transactions” are defined by the Company’s code of conduct as any transactions that can have an impact of a strategic nature on the Company’s business trends or affect it significantly (higher than the 10% of the consolidated shareholders equity).

      The Board of Directors is required to approve in advance any transactions with related parties, including inter-company transactions, other than transactions conducted in the normal course of business or transactions concluded under standard conditions. “Transactions conducted in the normal course of business” are deemed to be those that, with respect to their nature or object, are not extraneous to the normal business trends of the Company and those transactions that do not have particular critical characteristics or risks inherent to the nature of the counterpart, or timing of the transaction. “Transactions concluded under standard conditions” are those concluded under the same conditions as applied by the Company to any party. See Item 7.B, “Related party transactions”.

      Corporate Governance

      Code of Conduct. In 1999 Borsa Italiana S.p.A. issued a Report prepared by the “Committee for the Corporate Governance of Listed Companies”, including a Code of Conduct for listed companies (the “Preda Code”) taking into account international principles of best practice. The Preda Code is voluntary, not mandatory and is characterized by a high degree of built-in flexibility, allowing it to be adapted to companies’ different needs. In July 2002, Borsa Italiana S.p.A. approved revisions to the Preda Code and issued a revised version.

1 According to the Company Code of Conduct, as revised in 2003 to incorporate the changes made by Borsa Italiana S.p.A. to its “Code of Conduct for listed companies” in 2002 and according to the relevant regulation, independent directors are members of the Board who:
i) do not have and have not recently entertained (in the periods below specified) significant business relationships (i.e. of a significance able to influence their autonomous judgment) either directly or indirectly or on behalf of third parties, with the Company, its subsidiaries, the executive directors or the shareholder or group of shareholders who controls the Company. “Significant business relationships” mean: a) commercial relationships entertained, in the current or previous year including through controlled companies and/or in which the director holds executive positions; b) professional services rendered, in the current or previous year, even provided in associated form; c) any employment relationship or a position of executive director held in the previous three years. Relationships described in a) and b) above are not deemed relevant if effected pursuant to prevailing market conditions and if not able to influence the autonomous judgment of the concerned directors.
 ii) neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling him or her to control the Company or exercise a significant influence over it nor participate in shareholders’ agreements to control the Company.
iii) are not spouses, cohabitants, relatives or kinsmen, within the second degree, of an executive director of the Company or shareholder controlling the Company or of persons referred to in i) or ii) above.

Back to Contents

      Moreover, in order to be listed on Borsa Italiana S.p.A.’s market segment called Segmento Titoli con Alti Requisiti (“STAR”), to which the Company was admitted on April 2, 2001, the Company issued its own Code of Conduct in early March 2001 to comply with regulations promulgated by Borsa Italiana S.p.A. and with Corporate Governance standards. The Code was revised in February and March 2003 to take into account the revisions made by Borsa Italiana S.p.A. to the Preda Code in 2002.

      In the Company’s Code of Conduct, the Company confirmed that its business and affairs are managed under the direction of its Board of Directors, whose balanced composition, through the participation of executive directors and non-executive directors, some of which are independent, promotes the fair governance of the Company. The Code requires that the Company monitor its performance and prevent conflicts of interest. The Company also confirmed the existence of an internal structure committed to investor relations, which is responsible for establishing and keeping a dialogue with shareholders and institutional investors generally.

      Internal Control System. The internal control system is the set of processes serving to monitor the efficiency of the Company’s operations, the reliability of financial information, compliance with laws and regulations, and the safeguarding of the Company’s assets.

      The Board of Directors is responsible for the Company’s internal control system and is required to establish the guidelines for the system, to periodically check that it is adequate and working properly, and to verify that the main risks the Company may face are identified and managed appropriately.

       The Chairman and the Managing Directors are required to identify the main risks the Company is exposed to and to submit them to the Board of Directors for its examination. They are also required to implement the guidelines laid down by the Board of Directors through the planning, operation and monitoring of the internal control system, of which they set the relative procedures, and must appoint one or more persons in charge of the internal control system, providing them with appropriate resources.

      The individuals appointed to run the internal control system shall not hierarchically report to an operating director, and shall inform the Managing Directors, the Audit Committee (see below) and the Board of Statutory Auditors of their activities.

      The internal control system of the Company encompasses an independent auditing function charged with the task of checking the efficacy of the Group’s operational and administrative internal procedures, of verifying that such procedures are followed, of guaranteeing the correctness and reliability of financial records, and of identifying, forestalling and limiting, as far as possible, financial and operational risks and fraud at the Company’s expense. See Item 15 “Control and Procedures”.

      Audit Committee. The Board of Directors established an Audit Committee made up of the following non-executive directors: Roberto Berger, Adriano De Maio and Renato Ugo. Adriano De Maio was appointed to the Committee on July 26, 2002 to replace Andrea Gilardoni, formerly a member of the Committee, who resigned on July 12, 2002. As of July 26, 2002, the majority of the Audit Committee was independent (as defined and in accordance with applicable Italian regulations). On April 23, 2003 the Board of Directors confirmed Roberto Berger, Adriano De Maio and Renato Ugo as members of the Audit Committee. The task of the Audit Committee is to assist the Board in performing its supervisory duties, with respect to the Company’s internal control system, giving advice and making proposals on such matters. In particular, the Audit Committee is required to assess the work program prepared by individuals in charge of internal control system and to receive their periodic reports and, together with the heads of administration and the Company’s external auditors, to assess the appropriateness of the adopted accounting standards with a view to the preparation of the consolidated financial accounts of the Company. The Audit Committee also assesses remarks, if any, contained in periodic reports issued by the individuals in charge of the internal control system, in the reports of the Board of Statutory Auditors or raised by any one of them. The Committee is required to report to the Board of Directors on its activity and the adequacy of the internal control system at least once every six months, when the annual and semi-annual statements are approved. The Audit Committee is also required to assess the work done by the external auditing firm also with reference to the independence of its judgment, including the work program set forth for the audit and the results and recommendations thereof as set out in the auditors’ report and their letter of suggestions. The Audit Committee must assess the proposals put forward by auditing firms to obtain the audit engagement. In addition, the Audit Committee is in charge of monitoring the correct implementation of corporate governance procedures and monitoring any changes in the Italian regulations which might have an impact on the Company’s corporate governance.

Back to Contents

      The Audit Committee is presided and convened by its eldest (in age) member who regularly reports to the Board of Directors. The eldest (in age) member convenes the meeting without formalities (even orally) and without prior notice. The Chairman of the Board of Statutory Auditors or any other auditor appointed by the Chairman participates in the Audit Committee meetings. The Chairman of the Board of Directors, the Managing Directors and the individual(s) appointed to run the internal control system of the Company may be invited by the Audit Committee to attend meetings. At the shareholders’ meeting on April 23, 2003, the shareholders of the Company resolved to fix the compensation for the members of the Audit Committee, at an annual sum of €4,150 for each member and of €6,000 for the eldest member presiding on the Committee.

      Compensation Committee. The Board of Directors appointed a Compensation Committee made up of the following three non-executive directors: Guido Canale, Giuseppe della Porta and Stefano Baldi. On April 23, 2003 the members of the Compensation Committee were confirmed. The task of the Compensation Committee is to submit proposals to the Board of Directors regarding compensation and other terms of employment for managing directors and executive employees based on performance reviews. In proposing compensation policies, the Compensation Committee considers a number of factors, including the basic salaries and benefits available to managing directors and executive employees of other similar companies and the need to ensure managing directors’ commitment to the continued success of the Company by means of incentive schemes.

      The Compensation Committee is convened and presided by the eldest member who regularly reports to the Board of Directors. The eldest member convenes the meeting without formalities (even orally) and without prior notice.

      Price Sensitive Information Procedures. The Chairman of the Board of Directors and Managing Directors are required to ensure the correct handling of confidential or proprietary information, as defined by Law Decree 58/98. To this end, on December 19, 2002, the Board of Directors adopted procedures for internal handling and disclosure to third parties of information concerning the Company, with special reference to price-sensitive information, as defined by the aforementioned Law Decree.

      Internal Dealing. Rules of the Markets Organized and Managed promulgated by Borsa Italiana S.p.A., which became effective in July, 2002 established an obligation for listed companies to adopt a binding code of conduct addressing duties and restrictions for transactions effected by individuals that by virtue of their position have access to material information. On December 19, 2002, the Company adopted an Internal Dealing Code of Conduct, which became effective on January 1, 2003 to govern reporting and other notification obligations with respect to transactions involving financial instruments carried out by individuals that, by virtue of the position they held, have access to relevant information. Under the Code, such individuals have to report any and all relevant transactions relating to financial instruments of the Company on a quarterly basis, or immediately upon reaching certain thresholds. The Code also sets some black-out periods during which the individuals subject to the Code are not allowed to effect transactions with respect to Company’s securities. Information will be provided by the Company every quarter or, in case of significant-value transactions, without delay, in compliance with the terms and as set by regulations promulgated by Borsa Italiana.

      Code of Ethics. The Company has not yet adopted a written Code of Ethics, applicable to its principle executive officers, but it is working on written standards that are reasonably necessary to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; compliance with applicable governmental laws, rules, and regulations; the prompt internal reporting of code violations to an appropriate person or persons identified in the code; and accountability for adherence to the code.

      Disclosure Committee. The Company has formed a Disclosure Committee to ensure (i) that the information required to be disclosed in this Annual Report is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure and (ii) that information required to be disclosed in this Annual Report is recorded, processed, summarized and reported within the time periods specified by the SEC. The Disclosure Committee is made of the following individuals: the Group Chief Financial Officer, the Group Controller, the Group Treasurer, the Group Legal Counsel, the Investor Relations Manager, the Internal Auditor, and the Group Strategic Marketing Director. The Committee has the following duties and powers:

Back to Contents

•	soliciting, gathering and evaluating information related to the Company and its subsidiaries in order to capture all of the disclosure information required to be disclosed under the Exchange Act;
•	determining the reliability of the information gathered and materiality of such information in light of the Company’s disclosure obligations;
•	checking that the disclosure is consistent with the Company’s financial statements and that the financial information contained is informative and reasonably reflects the underlying transactions and events;
•	discussing and including any additional disclosure necessary to provide investors with a materially accurate and complete picture of the Company’s financial condition, results of operations and cash flows;
•	drafting the Annual Report and presenting it for review to the CEO and CFO;
•	consulting, if and when needed, with external consultants or law firms;
•	consulting with the CEO and CFO as needed to assist such officers with complying with their certification obligations;
•	preparing, updating and managing a detailed time and responsibility schedule for the Annual Report that identifies dates and deadlines that are important to the process of gathering and evaluating information and that provides for detailed assignments to be given to the members of the Disclosure Committee and/or other employees;
•	evaluating, under the direction of the CEO and CFO, whether the Company’s system of disclosure controls and procedures within 90 days prior to the filing of the Annual Report is effective to ensure that information required to be disclosed in Exchange Act filings is recorded, processed, summarized and disclosed on a timely basis; and
•	in general, do all acts needed to complete, in a timely manner, the Annual Report.

D.      Employees

      As of December 31, 2002, the Group had 1,093 total employees (including 65% of the employees of the NSHG Joint Venture, which had 98 employees as of December 31, 2002). The Group employed an average of 1,083 employees for the year ended December 31, 2002. Approximately 67% of the Group’s workforce is devoted to manufacturing activities, approximately 8% to research and development and approximately 25% to selling, administration and other activities.

The breakdown of the Group’s employees by professional category at the end of the three last fiscal years is as follows:

	Year Ended December 31,

	2000	2001	2002

Managers	63	63	65
Employees	618	579	488
Workers	519	500	540

Total	1,200	1,142	1,093

      The breakdown of the Group’s employees by geographic area at the end of the three last fiscal years is as follows:

	Year Ended December 31,

	2000	2001	2002

Italy	543	551	562
Other Europe	19	17	18
North America	423	344	276
Asia	215	230	237

Total	1,200	1,142	1,093

Back to Contents

      The decrease in employee number in 2002 is mainly due to the restructuring processes implemented by the Group. The implementation of the restructuring process, particularly with respect to the Components Aggregate, led to the merger of Getters Corporation of America into Saes Getters USA and to a reduction of approximately 60 employees in the first half of 2002. In addition, the persisting downward trend characterizing the semiconductor market in 2002 impacted negatively on the Equipment Aggregate work force, mainly on Saes Pure Gas, Inc., while FST Consulting International, Inc. increased its employee numbers to cope with investments necessary to enter a new market segment.

      The Group’s manufacturing workers and employees located in Italy are covered by collective bargaining agreements. None of the Group’s employees outside of Italy are covered by collective bargaining agreements. The Company believes that the Group has excellent relations with its employees and has not experienced any significant work stoppages during the past five years. Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the representative national union. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The most recent national collective bargaining agreement covering all of the Group’s manufacturing employees in Italy was entered on June 8, 1999 and its provisions expired on December 31, 2002. The Company believes that the renewal of the national collective contract will not affect the consolidated good relations with its employees.

      In order to maintain quality, the Group invests in the continuous training and qualification of its employees. Many of the Group’s employees are required to attend conferences, symposia and specialized courses, as well as to travel extensively abroad in order to meet the Group’s customers.

      Italian, Japanese and Korean law provides that, upon termination of employment, employees are entitled to receive certain severance indemnity payments based on their length of employment. As of December 31, 2002, the Group had accrued reserves of €7,969 thousand in respect of such termination indemnity liabilities, such reserves being equal to the amounts required by Italian, Japanese and Korean law.

      The Group has created a “strategic employee” category that consists of approximately 150 key employees from the different countries in which the Group operates. These employees are divided into professionals, managers, senior managers and executives, and are awarded an incentive bonus. The incentive plan is based on two elements: the ratio of the Group’s operating income to sales and the achievement of individual goals established at the beginning of the year. This incentive program enables strategic employees to receive a bonus of up to a maximum of 40% of their base salary.

E. Share ownership

      The following tables set forth the names of the members of the Board of Directors of the Company and their share ownership in the Company:

	Ordinary Shares owned at December 31, 2002*

Name and Position	Full Ownership of Ordinary Voting Shares	Voting rights with respect to additional Ordinary Shares	Total voting rights Ordinary Shares	Percentage with respect to Ordinary Shares
Paolo della Porta (Chairman of the Board of Directors and President)	264,589	1,750,002	2,014,591	14.52

Massimo della Porta (Vice President, Managing Director, Group Chief Executive Officer and Group Chief Technology & Innovation Officer)	387,000	—	387,000	2.79

Giulio Canale (Managing Director, Group Deputy Chief Executive Officer, Group Subsidiaries Director and Equipment Aggregate Group Director)	333,834	325,334	659,168	4.75
Giuseppe Rolando (Director and Group Chief Financial Officer)	11,000	—	11,000	0.08
Stefano Baldi (Director)	236,500	—	236,500	1.70
Guido Canale (Director)	169,534	271,000	440,534	3.18
Evelina Christillin (Director)	535,000	—	535,000	3.86
Giuseppe della Porta (Director)	31,000	200,000	231,000	1.66
Andrea Gilardoni (Director)	28,924	71,666	100,590	0.72
Gianluca Spinola (Director)	643,083	—	643,083	4.63
Renato Ugo (Director)	3,350	—	3,350	0.02

*owned personally or by the spouse.

Back to Contents

	Savings Shares at December 31, 2002

Name and Position	Ownership of Savings Shares	Percentage with respect to Savings Shares
Paolo della Porta (Chairman of the Board of Directors and President)	100,000	1.04
Massimo della Porta (Vice President, Managing Director, Group Chief Executive Officer and Group Chief Technology & Innovation Officer)	500	0.005
Giuseppe Rolando (Director and Group Chief Financial Officer)	18,000	0.19
Stefano Baldi (Director)	1,000	0.01
Giuseppe della Porta (Director)	10,000	0.10

      There are no options to purchase securities from Company or subsidiaries.

Item 7. Major Shareholders and Related Party Transactions

      Items 7 “Major Shareholders and Related Party Transactions” contains a brief summary of the main issues of Italian law applicable to listed companies. If required, holders of, and prospective investors in, the Savings Shares and the ADS should seek independent and full advice from their own legal counsel.

A.	Major shareholders

      As of April 23, 2003, the Company’s stock consists of 13,874,930 Ordinary Shares and 9,625,070 Savings Shares.

      Each Share has a nominal value of €0.52 and the aggregate nominal value of the Company’s stock is equal to €12,220,000, always consisting of a total of 23,500,000 shares. See also Item 10.B, “Memorandum and articles of association”.

Back to Contents

      The Company is controlled by a group of Major Shareholders which consists primarily of the members of three families, the Baldi, Canale and della Porta families, who have been instrumental to the operation and development of the Company since 1947, and who have maintained their controlling interest since that time. The three families, together with Berger Trust S.p.A. and Desis S.A. (collectively, the “Major Shareholders”) are parties to a Shareholders’ Agreement (the “Shareholders’ Agreement”) which currently covers 7,946,776 of the Ordinary Shares, representing approximately 57.3% of the authorized and issued voting securities of the Company. The Shareholders’ Agreement limits the ability of each participant to transfer his or her or its Ordinary Shares subject to the restrictions of the Shareholders’ Agreement by granting rights of first refusal with respect to such shares, first to members of the same family as the selling shareholder and second, for any remaining shares, to the other participants in proportion to their respective ownership of Ordinary Shares subject to the restrictions of the Shareholders’ Agreement. The Shareholders’ Agreement also requires the Major Shareholders to act in concert with respect to certain limited actions taken at shareholders’ meetings in the event of a hostile public tender offer. The Shareholders’ Agreement was signed in December 1999, superseding a previous agreement, and was automatically renewed on December 15, 2002, for all subject parties for a single three year term, until December 15, 2005.

      Under Italian securities law and the regulations promulgated by Commissione Nazionale per le Società e la Borsa (“CONSOB”) – the Italian Securities Exchange Commission that regulates security markets, public offering transactions and the information required from listed companies in Italy – any direct or indirect holding in excess of 2%, 5%, 7.5%, 10%, and subsequent multiples of five, of the voting shares of a listed company must be notified to such company and to CONSOB within five days of the effectiveness of the transaction triggering such obligation to notify. In addition, any reduction under the above mentioned thresholds must be notified within the same time period.

      For purposes of the disclosure requirements referred to above: (i) a person’s holding must include both the shares owned by such person, even if the voting rights belong or are assigned to third parties, and the shares whose voting rights belong or are assigned to such person; (ii) a person’s holding shall also include both the shares owned by nominees, trustees or subsidiary companies and the shares of which the voting rights belong or are assigned to such persons; (iii) shares registered in the names of or endorsed to trustees and those whose voting rights are assigned to an intermediary in connection with collective or individual portfolio management services are not to be attributed to the persons controlling the trustee or the intermediary. For the purposes of the disclosure requirements for 5%, 10%, 25%, 50% and 75% thresholds, the calculation of holdings shall also include issued and subscribed shares that a person may buy or sell on his own initiative, either directly or through nominees, trustees or subsidiary companies. Shares that may be acquired by exercising conversion rights or warrants shall be included in the calculation only if the acquisition can be made within sixty days.

      The following table sets forth, to the extent determinable, certain information regarding those persons, groups and corporations holding more than 2% of the Company’s Ordinary Shares, as of December 31, 2002. The Savings Shares are held in bearer form and consequently the identity of the holders of the Savings Shares and their addresses are unknown, except for directors of the Company who are required to hold Savings Shares in registered form.

	Owned at December 31, 2002 (including shares outside the Shareholders’ Agreement)

Shareholder	Total of voting rights* Ordinary Shares	Percentage with respect to Ordinary Shares
della Porta Family:
della Porta Paolo	1,828,602	13.18
della Porta Luigi Lorenzo**	387,000	2.79
della Porta Massimo**	387,000	2.79
della Porta Carola Rita***	395,000	2.85
della Porta Alessandra****	395,000	2.85
Others (individually less than 2%)	432,590	3.11
Total	3,825,192	27.57

Canale Family:
Canale Guido	440,534	3.18
Canale Orietta	420,532	3.03
Canale Giulio	659,168	4.75
Christillin Maria Francesca	535,000	3.86
Christillin Evelina	535,000	3.86
Others (individually less than 2%)	260,266	1.87
Total	2,850,500	20.55

Baldi Family (individually less than 2%):
Total	854,925	6.16

Berger Trust S.p.A.	1,062,800	7.66

Desis S.A.	643,083	4.63

* This amount includes both the shares owned by the shareholder and the shares whose voting rights belong or are assigned to such shareholder.
** Also owns 875,001 Ordinary Shares, the voting rights of which are assigned to Paolo della Porta.
*** Also owns 100,000 Ordinary Shares, the voting rights of which are assigned to Patrizia Strambio de Castillia.
**** Also owns 100,000 Ordinary Shares, the voting rights of which are assigned to Giuseppe della Porta.

Back to Contents

      As of December 31, 2002, the ADSs represented approximately 15% of the total number of the Savings Shares and the number of registered shareholders in the U.S. was nine. Moreover, on the basis of the available information, as of the same period there were 152 U.S. shareholders of which there were 143 shareholders holding shares in street name in the United States.

      Italian law – Shareholders Agreements

      In accordance with Law 58/98, certain agreements among shareholders of a listed company or of its parent company must be reported to CONSOB within five days of entry into force of such agreements, must be made known to the public through the publication of an abstract in Italian newspapers within ten days and must be filed with the Registro delle Imprese (the registry held by the Italian Chamber of Commerce where all companies must be registered) within fifteen days of entry into such agreements. Failure to comply with the above provisions will render such agreements null and void, and the shares covered by such agreements cannot vote.

      The shareholders agreements covered by Law 58/98 are defined as those which: (i) regulate prior consultation for the exercise of voting rights in a listed company or its parent company; (ii) contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe shares; (iii) provide for the purchase of shares or securities that contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe shares; or (iv) have as their object or effect the exercise (including joint exercise) of a dominant influence over the company.

      Any shareholders’ agreement of the nature described above may have a maximum term of three years or, if executed for an unlimited term, can be terminated by a party upon six months’ prior notice. In case of a public tender offer, a party to these agreements is free to withdraw from them without notice.

      Law 58/98 provides that in the event of a tender offer, participants of a shareholders’ agreement may elect to sell their interests even if the shareholders’ agreement forbids or limits their right to sell.

B.	Related party transactions

      No member of the Board of Directors or Board of Statutory Auditors, 10% shareholder or senior officer (including any relative or spouse of any such person’s families), nor any enterprise over which any such person is able to exercise a significant influence, has had any interest in, or was a party to, any material transactions with any company in the Group involving goods, services or assets during the last fiscal year other than: (i) a consultancy agreement for corporate and tax issues entered into with a consulting firm of which a Statutory Auditor is a partner, for a total amount of €94 thousand and (ii) the service agreements entered into between the Company and each of Paolo della Porta, Massimo della Porta, Giulio Canale and Giuseppe Rolando, as more fully described in Item 6.B, “Compensation.”

Back to Contents

C.	Interests of experts and counsel

      Not applicable

Item 8. Financial Information

A.	Consolidated statements and other financial information

      Financial Statements

      See Item 18, “Financial Statements.”

      Legal Proceedings

      On December 28, 2001 the Company filed a complaint in San Jose, California, against Aeronex, Inc. a manufacturer of purification solutions, alleging that Aeronex infringed upon the Company’s U.S. patent No. 5,716,588 which broadly relates to ammonia purification systems and processes utilizing iron-manganese getter materials. In April 2002, the Company amended the complaint to include claims that Aeronex also engaged in unfair competition and false advertising with respect to its marketing practices in connection with the infringing products and processes. In July 2002, Aeronex counterclaimed that the Company’s ammonia purifiers were an infringement of an Aeronex patent. The Company believes that the ongoing litigation will not have any material adverse affect on its business or prospects.

      Other than as disclosed in this annual report, there are no other current or pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their assets or properties is subject which, either individually or in the aggregate, are expected by the Company to have a material adverse effect on its consolidated financial position, liquidity or results of operations.

      Dividends

See Item 3.A, “Selected Financial Data – Dividends”.
B.	Significant changes

      None

Item 9. The Offer and Listing

A.	Offer and listing details

      The table below sets forth the high and low official prices (published by Borsa Italiana S.p.A. and representing the weighted average of the trading prices for all trades effected on a trading day) for the Savings Shares, the Ordinary Shares and the Preference Shares on the Mercato Telematico Azionario (“MTA”) and the high and low closing prices of the ADSs on The Nasdaq Stock Market.

	ADSs		Savings Share		Ordinary Share		Preference Share

Period	High	Low	High	Low	High	Low	High	Low
	(Dollars)		(Euro)		(Euro)		(Euro)

March 2003	5.510	5.000	5.127	4.674	7.846	7.137	—	—
February 2003	5.260	5.000	5.486	4.972	7.789	7.204	—	—
January 2003	5.501	5.260	5.848	5.105	8.413	7.399	—	—
December 2002	6.200	5.250	5.960	5.104	9.119	8.004	—	—
November 2002	6.200	5.420	5.895	5.176	8.894	7.681	—	—
October 2002	5.420	3.932	5.634	4.375	7.975	6.313	—	—

2003
First Quarter	5.510	5.000	5.848	4.674	8.413	7.137	—	—
2002
Fourth Quarter	6.200	3.932	5.960	4.375	9.119	6.313	—	—
Third Quarter	6.890	3.932	6.840	4.540	9.117	7.558	—	—
Second Quarter	7.740	6.700	8.652	6.528	12.274	9.007	—	—
First Quarter	7.521	6.220	8.694	7.503	12.906	10.776	—	—
2001
Fourth Quarter	7.500	5.000	8.297	5.394	12.160	8.389	—	—
Third Quarter	7.650	4.750	8.903	5.106	16.701	8.741	—	—
Second Quarter	9.100	7.260	10.127	8.635	19.324	15.763	—	—
First Quarter	9.625	7.000	10.645	7.709	22.300	15.666	—	—

2002	7.740	3.932	8.694	4.375	12.906	6.313	—	—
2001	9.625	4.750	10.645	5.106	22.300	8.389	—	—
2000	10.750	5.250	12.738	5.026	28.040	12.371	17.689	11.829
1999	6.125	3.750	5.684	3.806	13.548	7.516	11.672	6.400
1998 (1)	13.875	4.750	12.800	3.800	20.080	6.080	17.770	7.700

(1) Starting January 1, 1999, official prices of Savings Shares, Ordinary Shares and Preference Shares are published by Borsa Italiana S.p.A. (the Italian regulatory body which manages the Italian regulated financial markets) exclusively in Euro. In order to compare prices quoted in Italian Lira during 1998, prices for such period have been converted into Euro at the official exchange rate of €1 = Lit. 1,936.27.

Back to Contents

      During 1997, holders of Preference Shares were granted an option to convert Preference Shares into Savings Shares at a ratio of one Preference Share for each Savings Share. Elected conversions were completed in November 30, 1997 and resulted in 260,650 shares converted.

      The extraordinary shareholders meeting held on April 28, 2000 resolved to exchange Preference Shares into Ordinary Shares at an exchange ratio of one Ordinary Share for one Preference Share. A special meeting of holders of Preference Shares on May 10, 2000 approved such exchange. As of April 23, 2003, the Company’s stock consists of 13,874,930 Ordinary Shares and 9,625,070 Savings Shares.

B.	Plan of distribution

      Not applicable

C.	Markets

      The Ordinary Shares and the Savings Shares have been listed and traded on the Mercato Telematico Azionario (“MTA”) of the Borsa Italiana S.p.A. since 1994 and 1995, respectively. Since June 5, 2000 the Preference Shares, which were traded on the same Stock Market since 1986, are no longer traded. On April 2, 2001 the Company joined the new segment of the Mercato Telematico Azionario (“MTA”) of the Borsa Italiana S.p.A., called STAR (Segmento Titoli con Alti Requisiti). The new market segment is reserved for small and medium capitalization companies operating successfully in the traditional sectors of the economy and meeting stricter and more specific requirements with respect to transparency, liquidity and corporate governance.

       Currently there is no public trading market for the Ordinary Shares or the Preference Shares in the United States. In May 1996, the Company listed its Savings Shares on The Nasdaq Stock Market in connection with the offering of 3,500,000 Savings Shares. The Savings Shares are traded in the form of American Depositary Shares and are listed on The Nasdaq Stock Market under the symbol of “SAESY”. Each ADS represents one Savings Share. Citibank N.A. is the Company’s Depositary for the purposes of issuing American Depositary Receipts evidencing American Depositary Shares.

D.	Selling shareholders

      Not applicable

Back to Contents

E.	Dilution

      Not applicable

F.	Expenses of the issue

      Not applicable

Item 10. Additional Information

      Item 10 “Additional Information” contains a brief summary of the main issues of Italian law applicable to listed companies. If required, holders of, and prospective investors in, the Savings Shares and the ADS should seek independent and full advice from their own legal counsel.

A.	Share capital

      Not applicable

B.	Memorandum and articles of association

      The Company is incorporated under Italian law and under the name of SAES Getters S.p.A. and is registered with the Registro delle Imprese (the registry held by the Italian Chamber of Commerce where all companies must be registered) of Milan (Italy) under the VAT number 00774910152.

      Pursuant to article 7 of the Company By-laws, the Company’s purpose is the manufacturing of getters, any equipment for the creation of high vacuum, material based on special metals and alloys, as such and as components of products for the electronic, electrotechnical and chemical businesses. The Company may project, build and sell machinery, equipment and plants within the scope of its activity as above defined. The Company may conduct experimental research, provide technical and scientific advice, acquire and sell licenses and market any kind of product mentioned above. The Company may also perform any activity deemed necessary or useful by the Board of Directors in order to fulfill the Company’s purpose and objects, as well as acquiring directly or indirectly interests in third parties’ companies or organizations.

      Conflicts of Interests

      Under Italian law, a director is forbidden from pursuing his or her own interests or third parties’ interests conflicting with company’s interests. In case of conflicts of interests, the director must inform the Board of Directors and the Board of Statutory Auditors and, according to the Company’s Code of Conduct, as revised in February 2003, directors who have an interest, even if only potential or indirect, in a transaction with related parties shall promptly inform the Board in detail of the existence of the interest and of the related circumstances, so that the other directors can be fully informed about the extent and importance of such interests. Moreover the director informing the Board must abandon the Board meeting when the proposal, contract, or other arrangement in which the director is materially interested is discussed.

      Pursuant to Italian law, a resolution taken by one or more directors with a conflict of interest is voidable upon action of directors who voted against the resolution, directors who were not present at the meeting and statutory auditors, in the event the resolution may harm the company and subject to the fact that there was no majority required to pass the resolution without the vote of the director(s) with a conflict of interest.

      Shares

      As of April 23, 2003, the Company’s stock consisted of 13,874,930 Ordinary Shares and 9,625,070 Savings Shares, each with a nominal value of €0.52.

Back to Contents

      Ordinary Shares grant the right to vote in every shareholders meeting, both ordinary and extraordinary, to their holders.

      Savings Shares or ADSs are held in bearer form and consequently the identity of the holders of Savings Shares and their addresses are unknown, except for directors and officers of the Company who are required to hold Savings Shares in registered form. Under Italian law and in accordance with the By-laws of the Company, the holders of the Savings Shares or ADSs do not have the right to attend or vote at ordinary or extraordinary shareholders’ meetings but only have voting rights at special meetings of holders of the Savings Shares. Special meetings must be called within two months from the issuance of Savings Shares and may be called by the Board of Directors of the Company or by the representative of the holders of the Savings Shares at their discretion or upon the request of the holders of 1% of the authorized and issued Savings Shares. Special meetings must be called to approve settlements of disputes between holders of Savings Shares and the Company and in the event the rights of the holders of the Savings Shares may be adversely affected by a resolution approved at a meeting of shareholders. Resolutions for the appointment of the representative of the holders of the Savings Shares and to protect in general their interests with the Company may be adopted by favorable vote of the holders of at least 20% of issued Savings Share upon first notice or 10% of issued Savings Share upon second notice. In the event a resolution is not taken after such second notice, Italian law provides for a third notice, in which case resolutions require the favorable vote of the majority of holders of issued Savings Share present at the meeting. Resolutions for settlements of disputes between holders of Savings Shares and the Company and resolutions which may adversely affect the rights of the holders of the Savings Shares, must always be adopted by favorable vote of the holders of at least 20% of issued Savings Share.

      At a special meeting on April 23, 2002, holders of Savings Shares authorized the appointment of Mr. Giovanni Cova Minotti as representative of holders of Savings Shares for the period 2002-2004. Mr. Cova Minotti had already been representative of holders of Savings Shares for the period 1999-2001. His address in such capacity is c/o SAES Getters S.p.A., Viale Italia 77, 20020 Lainate (MI), Italy.

      Holders of Savings Shares or ADSs do not have the right to tender Savings Shares to a bidder in connection with a tender offer for all or part of the Ordinary Shares. See Item 3.D, “Risk factors — No Right to Participate in Compulsory Tender Offers”.

      According to the By-laws, Savings Shares or ADSs are entitled to a preferred dividend equal to 25% of their face value. If a lesser amount is paid in any year, holders are entitled to the unpaid amount for a period of two years. In the event that dividends are paid to holders of Ordinary Shares, as to the remaining available profits, holders of Savings Shares or the ADSs have a preferential right to receive a dividend per Share equal to 3% of their face value greater than that received by holders of the Shares.

      Public Tender Offers

      Under Italian law, a public tender offer must be made by any person that, by reason of purchase of shares, holds more than 30% of the voting stock of a listed company; the public tender offer must cover the whole voting stock of the company. The offer must be launched within thirty days from the date on which the 30% threshold was exceeded, and must be launched at a price equal to the greater of the average of the weighted average of the market price for the shares in the previous twelve months or the highest price paid for the shares by the offeror in the same period. CONSOB enacted regulations that govern these provisions in greater detail by establishing, in particular, a number of exemptions from the duty to launch a tender offer. Such regulation expressly provides that the exemption shall be granted (i) when another person holds a controlling stake in the company; (ii) in respect of transfers of shares among related persons; and (iii) in cases of acquisitions and break-ups and in other instances. Italian law provides, however, that the acquisition of an interest above 30% of the voting stock of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched to acquire (i) all of the Ordinary Shares; or (ii) 60% or more of the voting stock of the company. The provision under (ii) in the preceding sentence, however, is available only if (i) the tender offer has been approved by the majority of the shareholders of the company (excluding the current majority shareholder); and (ii) the offeror (its subsidiaries, controlling persons, related companies and other persons connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the voting stock of the company in the preceding 12 months; CONSOB is authorized to ensure compliance with these conditions before allowing the offer to be launched. However, such provision expressly states that after the offer has been completed, the offeror nevertheless will become subject to the duty to launch an offer of 100% of the voting stock if, in the course of the subsequent 12 months, (i) it (or its affiliates) has purchased more than 1% of the voting stock of the company; or (ii) the company has passed a resolution to effect a combination or break-up. Finally, any person or entity holding 90% or more of the voting stock of a company must launch an offer on the remaining shares unless, within four months, certain minimum free float requirements are met. Shares held in breach of these rules cannot vote and must be sold within 12 months.

Back to Contents

      Proxies

      Proxy solicitation is possible. Solicitation can be engaged in by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder (generally, one or more shareholders who own and have owned at least 1%, or such lesser percentage determined by CONSOB, of the company for more than six months).

      Proxies may be collected by a shareholders’ association provided that such association has been formed by notarized private agreement, does not carry out business activities and is made up of at least 50 individuals each of whom owns not more than 0.1% of the company’s voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions expressed by each member who has granted a proxy to the association. CONSOB has established provisions that govern the transparency and the proper performance of the solicitation and the collection of proxies.

      Shareholders’ Ordinary and Extraordinary Meetings

      Meetings of shareholders may be either ordinary meetings or extraordinary meetings. Shareholders’ meetings may be called by the Board of Directors or by the Board of Statutory Auditors. Shareholders’ meetings must be called upon the request of holders of 10% of the issued Ordinary Shares. Following the receipt of such request, the Board of Directors may, however, resolve, in the interest of the company, not to convene a meeting. In this case, the chief judge of the relevant court, on appeal by the shareholders who have asked for such meeting, can order by decree, having conferred with the Board of Directors and the Statutory Auditors, that such meeting be convened. All holders of Ordinary Shares and Preference Shares that are duly registered in the shareholders’ register are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Each holder will be entitled to cast one vote for each share held. Votes may be cast personally or by proxy.

      Ordinary shareholders meetings must be convened at least once a year to approve the annual financial statement of the Company, which meeting must be convened within four months after the end of the financial year to which such statements relate or, when particular reasons allow, within six months after the end of such financial year. At ordinary shareholders’ meetings, the shareholders resolve upon dividend distributions, if any, appoint Directors and Statutory Auditors; determine their remuneration and vote on the liability of Directors and Statutory Auditors and any business matters submitted by the Directors, although the appointment of Directors and Statutory Auditors and the determination of their remuneration need not take place at every annual meeting. The attendance quorum required, in person or by proxy, for an ordinary meeting upon first call is 50% of the total number of issued Ordinary Shares, while on second call there is no quorum requirement. Resolutions at the ordinary meetings may be adopted, in both first and second calls, by the affirmative vote of the holders of a majority of the Ordinary Shares represented at such meeting.

      Extraordinary meetings of shareholders may be called to pass upon, among other things, proposed amendments to the by-laws, capital increases, mergers, demergers, issuance of debentures, appointment of liquidators and similar extraordinary actions. Attendance quorums for extraordinary shareholders’ meetings are shareholders’ representing more than 50% of the issued and outstanding Ordinary Shares and Preference Shares, on first call, more than one third, on second call, and more than 20% on third call. As to voting majorities, on any call, the affirmative vote of at least two thirds of the shares represented at the meeting is required to pass a resolution of an extraordinary shareholders’ meeting.

      Shareholders are informed of all meetings to be held by publication of a notice in the Gazzetta Ufficiale, the official gazette of the Republic of Italy, at least 30 days before the date fixed for the meeting. As mentioned above, such notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any meeting on third call, which must be held within 30 days of the previously adjourned meeting, if not already made, must be published at least eight days prior to the date of the meeting.

Back to Contents

      Resolutions adopted at a shareholders’ meeting are binding on all shareholders. However, each absent or dissenting shareholder has the right, under Italian law, to ask a court to annul resolutions taken in violation of applicable laws or the By-laws. In addition, in a limited number of cases (including the merger of a listed company with an unlisted company in which the shareholders of the listed company will receive shares of the unlisted company in exchange for their listed shares) applicable law grants dissenting and absent shareholders the right to obtain the redemption of their shares by the company at the average market price of the shares during the previous six month period.

      Limitation on Voting and Shareholding

      There are no limitations imposed by Italian law or the Company’s By-laws on the rights of non-residents or foreign persons to hold or vote the Company’s Ordinary Shares or Savings Shares, other than the limitations that would generally apply to all of the Company’s shareholders.

      Minority Shareholders’ Rights

      Each shareholder may, within three months, challenge any resolution on which he, she or it did not vote (except in the case in which he, she or it abstained) or in respect of which he, she or it dissented on the basis that it was not adopted in conformity with applicable law or the By-laws. Directors and statutory auditors may also challenge shareholders’ resolutions on this basis. In a limited number of cases (including a resolution approving a merger or demerger which involves distribution of unlisted shares), applicable Italian laws grant dissenting and absent shareholders the right of redemption of their shares from the issuer at a price equal to the average market price during the six months prior to the exercise of such redemption. In addition, under Italian law a single shareholder may bring action against members of a Board of Directors in respect of damages directly suffered for negligence or wilful misconduct.

      Each shareholder may bring to the attention of the Board of Statutory Auditors facts or acts that are deemed wrongful. If such shareholders represent more than 2% of the share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the next shareholders’ meeting. Shareholders representing more than 5% of the share capital have the right to report major irregularities to the relevant court. In addition, pursuant to Law 58/98, in respect of listed companies, holders of at least 5% of the shares who have been registered in the shareholder’s register for at least six months may commence derivative suits before the competent court against members of Board of Directors, Board of Statutory Auditors and general managers. The Company may waive or settle the suit unless shareholders holding at least 5% of the shares vote against such waiver or settlement.

      Pursuant to the slate voting system, introduced in the By-laws in accordance with Law 58/98, if the Board of Statutory Auditors has up to three members, minority shareholders may appoint one member; and if the Board of Statutory Auditors has more than three members, minority shareholders may appoint up to two members.

      Shareholders may examine certain documents made available at Company’s registered office in connection with a Shareholders’ meeting, which has already been convened, and obtain the relevant copies of such documents at their own expense.

      Purchase by the Company of its Own Shares

      The Company may purchase its own shares, subject to certain conditions and limitations provided by Italian law. Shares may be purchased out of profits available for dividends or out of distributable reserves, in each case, as appearing on the latest shareholder approved financial statements. Further, the Company may only repurchase fully paid shares. Such purchases must be authorized by shareholders at an ordinary meeting. The number of shares to be acquired, together with any shares previously acquired by the Company or any subsidiaries it may have, may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and outstanding and the aggregate purchase of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be resold within one year of the date of purchase. Similar limitations apply with respect to purchases of the shares of the Company or any subsidiaries it may have.

Back to Contents

      A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet and such reserve is not available for distribution unless such shares are sold or cancelled. Shares purchased and held by the Company may be resold only pursuant to a resolution of the shareholders adopted at an ordinary meeting. Shares owned by the Company are not entitled to voting, but they can be counted for quorum purposes in shareholder meetings. Dividends and other rights, including pre-emption rights, attaching to the shares will accrue to the benefit of other shareholders.

      Law 58/98 provides that the purchase of its own shares and the purchase of shares of a listed company by its subsidiaries must take place by way of a public tender offer or on the market, in a manner agreed with Borsa Italiana S.p.A. (the Italian regulatory body which manages the Italian regulated financial markets) which must ensure the equality of treatment among shareholders. Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employee of its controlling company or subsidiaries.

      At the shareholders’ meeting on April 23, 2003 the shareholders of the Company authorized, in accordance with Articles 2357 and 2357-ter of the Italian Civil Code, the purchase by the Company of its own shares over a period of 18 months at a price per share which is not less than €0.52 and not greater than €30 provided that the aggregate number of shares acquired shall not exceed 2,000,000 and the net amount for the acquisition does not exceed €10,500,000. The shareholders’ meeting also authorized the disposal by the Company of shares acquired by the Company.

      During 2002, the Company purchased 114,478 Ordinary Shares and 75,356 Savings Shares in accordance with shareholders’ resolutions adopted at the ordinary shareholders’ meeting on April 23, 2002. As of March 31, 2003, the Company held 191,128 Ordinary Shares and 173,306 Savings Shares in its treasury. The cost of such shares was €2,505 thousand in the aggregate.

      Subscription Rights

      New shares may be issued pursuant to a resolution of shareholders at an extraordinary meeting. Under Italian law shareholders have a preferential right to subscribe for (i) a new issue of shares and (ii) debentures convertible into shares (iii) any other warrants or rights entitling holders to acquire shares in proportion to their respective shareholdings. Subject to certain conditions, in order to avoid capital dilution, such right may be waived or limited by a resolution taken by shareholders at an extraordinary meeting by the affirmative vote of more than 50% of the outstanding shares entitled to vote at such extraordinary meeting. Such percentage applies to all calls of the meeting.

      Liquidation Rights

      Under Italian law, subject to the satisfaction of the claims of all other creditors, shareholders are entitled upon liquidation to a distribution of all the remaining liquidated assets of the Company, in proportion of the nominal value of their shares. According to the By-laws, holders of Savings Shares or ADSs are entitled to a priority right to distribution upon liquidation up to the nominal value of their Shares. Thereafter, if there are surplus assets all shareholders rank equally in the distribution of such surplus assets.

      Form and Transfer of Shares

      Pursuant to Legislative Decree No 213 of June 24, 1998 (Law “213/98”) and CONSOB regulations, it is no longer possible for a shareholder to obtain the physical delivery of share certificates representing shares of Italian listed companies. Shares of Italian listed companies are no longer represented by paper certificates and the transfer and exchange of shares takes place exclusively through a book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by CONSOB regulations as: (i) an Italian or EU based bank; (ii) a non-EU bank authorized by the Bank of Italy to operate in the Italian market; (iii) a SIM (securities dealing firm); (iv) an EU investment company; (v) a non-EU based investment company authorized by CONSOB to operate on the Italian market; (vi) an Italian fund management company; (vii) a stock broker; (viii) the company which has issued the shares; (ix) the controlling shareholder of the company which has issued the shares; (x) the Bank of Italy; (xi) an EU or non-EU entity operating a centralized clearing system; (xii) a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of Law 58/98; (xiii) a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree of 1 September 1993; (xiv) the Italian Postal Company (Poste Italiane S.p.A.); or (xv) Cassa Depositi e Prestiti (a state-owned entity mainly responsible for extending loans to public administration bodies). The Intermediary will in turn deposit the shares with Monte Titoli (a centralized securities clearing system owned by the Bank of Italy and certain of the major Italian banks and financial institutions) or with another company authorized by CONSOB to operate a centralized clearing system. To transfer shares under the system introduced by Law 213/98, the owners of Shares are required to give instructions to their Intermediaries. If the transferee is a client of the transferor’s Intermediary, the Intermediary will simply transfer the shares from the transferor’s account to the account of the transferee. If, however, the transferee is a client of another Intermediary, the transferor’s Intermediary will instruct the company operating a centralized clearing system to transfer the shares to the account of the transferee’s Intermediary, which will then register the shares on the transferee’s account.

Back to Contents

      If a shareholder needs to provide ownership of his/her/its shares, he/she/it can ask the Intermediary for a certificate stating that the Intermediary is holding the shares on deposit in the shareholder’s account. The Intermediary must issue the certificate within five days of the request and will not be allowed to transfer the corresponding shares until the certificate loses its validity or is returned.

      Shareholders are allowed to exercise their rights only after they have deposited their share certificates with an Intermediary and authorized it to deposit the shares with a company operating a centralized clearing system.

C.	Material contracts

      The Company and its subsidiaries have had transactions in the normal course of business with various other corporations. The amount of business involved in these transactions has not been material in relation to the businesses of the Company or its subsidiaries. See Item 7.A, “Major shareholders”, for the description of the Shareholders’ Agreement.

D.	Exchange controls

      There are currently no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction and may export cash, instruments of credit and securities, in foreign currency and in Euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

      Residents and non-residents of Italy may effect any investments, disinvestments and other transactions entailing any transfer of assets to and from Italy, subject to the following provisions. Investments, disinvestments and any transfer of cash or bearer securities to and from Italy for amounts exceeding €12,500 must be made through a banking or other authorized intermediary, including banks located outside Italy. Certain procedural requirements are, however, imposed by law. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €12,500 in one year without using domestic authorized banks and other financial intermediaries must disclose them in their annual tax declarations. Non-corporate residents must also give details in their tax declarations of financial assets held outside Italy at the end of the financial year and of transfers in excess of €12,500 to, from, within and between foreign countries in connection with such assets during the financial year. No declaration is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. For corporate residents, there is no requirement for such declaration because such information is contained in their financial statements.

      Authorized banks, financial and trust companies and other professional intermediaries are required to maintain records of transfers of cash and bearer securities in excess of €12,500 into and out of Italy made on behalf of individuals, non-profit entities and business enterprises. Such records must be kept for five years and may be inspected at any time by Italian tax and judicial authorities.

      There can be no assurance that the present regulatory environment in or outside Italy will endure or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

E.	Taxation

      Item 10 “Additional Information” contains a brief summary of certain statutory and other information that is not covered elsewhere in the document, including, among other things, certain tax law issues under Italian and U.S. law applicable to listed companies. If required, holders of, and prospective investors in, the Savings Shares and the ADS should seek independent and full advice from their own legal counsel.

Back to Contents

      The following is a summary of certain U.S. federal income and Italian tax matters. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase or hold Savings Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Savings Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company. The summary does not discuss the treatment of Savings Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a beneficial owner carries on business or performs personal services in Italy.

      The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report, which are subject to change. Investors and prospective investors in Savings Shares or ADSs should consult their own advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of Savings Shares or ADSs, including, in particular, the effect of any state, local or other national tax laws.

      For purposes of the summary, beneficial owners of Savings Shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners that are also residents of Italy.

      For purposes of the Income Tax Convention, the current estate tax convention between the United States and Italy (the “Estate Tax Convention”) and the United States Internal Revenue Code of 1986, as amended, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the Savings Shares represented by those ADSs.

      For purposes of Italian taxation, the term “resident” means tax-resident individuals, corporations, partnerships or other commercial entities under Italian domestic law and any “double taxation treaty” provisions, if applicable. Special tax rules apply to investment funds in Italy.

      Italian Taxation

      Income Tax

      Dividends paid to shareholders who are not residents of Italy are subject to withholding tax of 27% where they do not relate to permanent establishments of foreign bodies. Such a rate is reduced to 12.5% in case the underlying shares are savings shares. Up to four-ninths of the tax withheld may be recovered by a non-resident shareholder different from savings shares holder from the Italian treasury upon provision of evidence of full payment of income tax on such dividends in his or her country of residence in an amount at least equal to the total refund claimed. As an alternative, the possibility of applying the double taxation treaty regime providing for a lower withholding tax rate is available (see further). In connection with the abolition of the equalization tax, starting from January 1, 2001, shareholders resident in Italy are entitled to a tax credit equal to 56.25% of the gross amount of the dividend received to the extent that the dividend has been fully subject to regular taxation, with some exemptions provided by applicable law. Due to the reduction of the corporate tax rate to 34%, the above mentioned tax credit will be then reduced to 51.51%. The new rate will be applicable where the resolution concerning the dividend distribution occurs in the financial periods following the one in course at January 1, 2003.

      The equalization tax ensures that the tax credit provided to an Italian resident shareholder is matched to the actual tax paid by the company on profits distributed. As a result of this abolition, the shareholder will have a full tax credit to the extent that the distributing company has paid tax on the distributed profit. The dividend and the tax credit are included in taxable income of the Italian resident shareholder, and the tax credit is deductible from relative tax due. In order to transfer to resident shareholders particular tax relief granted to the company, dividends, even not fully taxed, may be entitled to a tax credit, subject to certain limitations. The nature of the dividend attributed to the shareholder, together with the dividend distributed, is certified by the Company.

Back to Contents

      Individuals who are resident of Italy and who are holders of insignificant shareholdings may elect, upon formal request, for the application of a substitute tax of 12.5%, thereby excluding the dividend from taxable income. See Item 10.E, “— Capital Gains Tax”. With the exception of bearer savings shares, Italian resident shareholders may elect to avoid the withholding tax and to include the dividend in their taxable income.

      The 27% withholding tax on dividends received by a non-resident shareholder may be reduced by virtue of an applicable double taxation treaty in force between Italy and the country of residence of the recipient. In order to obtain a reduced rate of withholding under an applicable tax treaty, a holder will generally have to file an application with the Company requesting the reduced rate of withholding under the specified treaty, together with a certification by the tax authorities of the holder’s country of residence that the holder is a resident of that country, is taxed on such income in that country and that, as far as is known to such tax authority, the holder has no permanent establishment of fixed base in Italy. Certain tax treaties may alternatively provide for the filing of specified forms with the Italian tax authorities in order to obtain a refund of taxes withheld in excess of the applicable treaty rate. Italy has concluded income tax conventions with over 50 foreign countries, including all members of the EU, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and the Far East. It should be noted, however, that treaties are not applicable if the holder is a tax-exempt entity or a transparent entity such as, with a few exceptions, a partnership or investment funds.

      Under the income tax convention between the United States and Italy, dividends derived and beneficially owned by a U.S. resident who holds less than 10% of the Company’s shares are subject to an Italian withholding tax at a reduced rate of 15%, provided that the dividends are not effectively connected with a permanent establishment in Italy through which such resident carries on a business or a fixed base in Italy through which such resident performs independent personal services. In the case of ADSs, eligible ADS holders who are U.S. residents and comply with the certification procedures described below will, depending on when such certification is provided, either receive dividends reflecting withholding at the reduced rate of 15% or receive dividends reflecting withholding at the rate of 27%. In the latter instance, those holders will then be entitled to claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a “treaty payment”). The certification procedure will require the ADS holder to obtain from the U.S. Internal Revenue Service a form of certificate (Form 6166) with respect to each dividend payment. Certification requests are generally processed by the U.S. Internal Revenue Service within 30 days from the date of receipt; however, there may be delays. Accordingly, in order to be eligible for the procedure described below, eligible ADS holders should begin the process of obtaining Form 6166 as soon as possible after receiving instructions from the Depositary on how to receive the reduced rate of withholding or claim a treaty payment.

      The Depositary’s instructions, which will be sent to all eligible ADS holders on or about March 1 of each year, will specify certain deadlines for delivering to the Depositary any documentation required to obtain a treaty payment or a reduced rate of withholding, including the certification that the eligible ADS holders must obtain from the U.S. Internal Revenue Service. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the eligible ADS holders should deliver the required documentation directly to the Depositary. The Company and the Depositary have agreed that if the required documentation is received by the Company through the Depositary at least five business days prior to the date set for the payment of dividends on the ADSs and such documentation satisfies the requirements for a reduced rate of withholding, the Company will pay the dividend amounts in respect of all ADSs owned by such beneficial owner reflecting such reduced withholding rate (i.e., 15.0% for U.S. beneficial owners). With regard to those beneficial owners of ADSs as to whom the required documentation has not been received by the Company within such term, the amount initially made available to the Depositary for payment to such beneficial owner will reflect withholding at the 27% rate. In such case, the eligible beneficial owner of ADSs will be entitled to claim an additional payment (i.e., for U.S. beneficial owners, a payment equal to 12% of the dividends). The Company and the Depositary have agreed that, if the required documentation is received by the Company up to 30 days prior to the date upon which the Company is required to forward to the Italian tax authorities the withheld amounts (which is currently each February 5 of the succeeding year in which the dividend was paid) and such documentation satisfies the requirements for a treaty payment, the Company will as soon as practicable after receipt of such certification by the Company pay such treaty payment to the Depositary for the benefit of the eligible beneficial owners of ADSs. After such deadline, the treaty payment must be claimed directly from the Italian tax authorities rather than through the Depositary. Expenses and extensive delays have been encountered by non-Italian residents seeking refunds from the Italian tax authorities.

Back to Contents

      Transfer Tax

      The stamp tax relief for the transfer of shares and ADSs, where at least one party of the transfer contract was a non-Italian resident, is no longer in force. With few exceptions, the transfer tax is currently payable at the following rates:

•	1.40 ‰ (€0.072 per €51.65 or fraction thereof) of the price at which the Savings Shares or ADSs are transferred when the transfer is made between private individuals or through the intervention of intermediaries other than banks or other investment services companies or stock brokers or SIMs;
•	0.50 ‰ (€0.025 per €51.65 or fraction thereof) of the price at which the Savings Shares or ADSs are transferred when the transfer is made either (i) between private persons and banks or other investment companies or stock brokers or SIMs or (ii) between private persons through the intervention of such professional intermediaries; and
•	0.12 ‰ (€0.0061 per €51.65 or fraction thereof) of the price at which the Savings Shares or ADSs are transferred when the transfer is made between banks or other investment companies or stock brokers or SIMs.

      The mere change of the depositary (i.e., Monte Titoli or DTC) not involving a transfer of the ownership of the transferred Savings Shares or ADSs will not trigger the Italian transfer tax.

      As of January 1, 1998, an exception to the transfer tax on securities was introduced and applies inter alia, to the following:

•	contracts concluded in regulated markets regarding the transfer of securities, shares, quotas and participations in corporations of any kind, including contracts between a qualified intermediary and his principal and between qualified intermediaries;
•	off-market transactions regarding securities listed on a stock exchange, provided that such transactions occurred:
a)	between banks or other investment companies or stock brokers or SIMs;
b)	between the subjects mentioned in (a) above, on the one hand, and non-resident persons or entities on the other hand; and
c)	between the subjects mentioned in (a) above, even if non-resident, on the one hand and undertakings for collective investment in transferable securities, on the other hand;
•	contracts related to sales of securities occurring to the context of a public offer (“offerta pubblica di vendita”) aimed at listing the securities on a stock exchange, or involving financial instruments already listed on a stock exchange; and
•	contracts regarding unlisted securities concluded between non-residents and banks or other authorized investment services companies or stock brokers or SIMs.

      Capital Gains Tax

      The tax treatment for disposals of securities made by Italian resident individuals and non-Italian resident individuals and companies, who do not carry on any trade or business in Italy throughout a permanent establishment or fixed base to which the ADSs or Savings Shares are attributable, depends on the relevant categories as follows:

•      disposal of significant shareholdings – taxation at the rate of 27% of the gain;

•      disposal by Italian resident of insignificant shareholdings of shares listed on regulated markets – taxation at the rate of 12.5% of the gain;

Back to Contents

•      disposal by non-Italian resident owners of non significant shareholdings listed on regular markets are not taxable.

      The criteria in order to distinguish significant and non-significant shareholdings have been amended. A significant shareholding is defined as the sale in any twelve month period of a participating interest representing more than:

•      2% of the voting rights (or 5% of the capital) of companies listed on the regulated markets; or

•      20% of the voting rights (or 25% of the capital) of other Italian companies and entities, i.e. non-listed companies. Savings Shares, which do not give the right to vote, are always considered as non-significant shareholding.

      A shareholding is defined as “non-significant shareholding” where it does not exceed the threshold as set forth in the preceding sentence.

      The above-mentioned gain on the disposal of shareholdings is determined as the difference between the disposal price and the cost or purchase value of the assets, increased by costs related to their production, including inheritance and gift tax, but excluding interest payable. Special rules for the calculation of the cost basis are applicable where the assets have been acquired by gift or inheritance or within an employment relationship.

      With respect to disposals of securities made by Italian resident companies and commercial bodies, the capital gain may:

•      increase taxable income which is subject to a tax rate equal to 34%;

•      be subject to separate taxation at a rate equal to 19% if the shareholding has been held by the shareholder and registered as long term investments in the last three balance sheets relating to the last three preceding financial periods. In order to apply separate taxation, additional conditions, however, are required.

      Different regimes for the actual taxation of the capital gain realized by resident individuals exist when the shareholdings are held through an Italian intermediary. The main features vary depending on the timing of taxation (cash-based versus accrued-based taxation); the election of an intermediary as withholding agent; and the possibility of compensating capital losses with gains, to the extent that two main separate aggregates are kept: gains and losses deriving from significant shareholdings and those deriving from non-significant interests.

      Double taxation treaties may reduce or eliminate CGT. Pursuant to the income tax convention between the United States and Italy, a U.S. resident will not be subject to CGT unless the Savings Shares or ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Savings Shares may be required to produce appropriate documentation establishing that the above-mentioned conditions of non-taxability pursuant to the convention have been satisfied.

      Inheritance and Gift Tax

      Inheritance tax is no longer applicable in Italy on transfers of Savings Shares and ADSs occurring after October 25, 2001.

      Italian gift tax is no longer applicable on transfers of Savings Shares and ADSs in favor of a spouse, direct descendants and relatives and other relatives up to the fourth degree.

      Italian gift tax is payable on transfers of Savings Shares and ADSs by reason of a donation in favor of subjects that are different from those mentioned ones, even if the Savings Shares or the ADSs are held outside Italy, where the donors are Italian residents at the time of the taxable event. However, the tax is applicable only for the part of the gross value of the transferred good exceeding €180,760 at a rate equal to the tax rates provided for the registration tax.

      Where an Italian tax resident is beneficiary of the transfer deed, such deed, even if stipulated abroad, must be duly registered within 60 days at the Registry Office.

Back to Contents

      Double taxation treaties may reduce Italian gift tax. Under the estate tax convention between the United States and Italy, a credit for the amount of any estate tax imposed by Italy and attributable to the Savings Shares or ADSs will, subject to certain limitations, be allowed against the tax imposed in respect of the Savings Shares or ADSs by the United States on the estate of a deceased person who, at the time of death, was a national of or domiciled in the United States. There is currently no gift tax convention between Italy and the United States.

      United States Taxation

      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Savings Shares and ADSs held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities, financial institutions, life insurance companies, persons holding Savings Shares or ADSs as part of a hedging or conversion transaction or a straddle or whose functional currency is not the United States Dollar. The summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The discussion below is based on the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

      As used in this section, the term “U.S. Taxpayer” means a beneficial owner of Savings Shares or ADSs who or that is (i) a citizen or resident of the United States; (ii) a United States domestic corporation; or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of such owner’s world wide income.

      For the purposes of the Code, U.S. Taxpayers who own ADSs will be treated as owners of the underlying Savings Shares.

      Dividends

      Distributions (including treaty payments) paid on the Savings Shares or ADSs representing such Savings Shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, but will not be eligible for the dividends received deduction generally allowed to corporations. To the extent that a distribution exceeds the Company’s earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Taxpayer’s tax basis in the Savings Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Taxpayer on a subsequent disposition of the Savings Shares or ADSs), and thereafter as a capital gain. A U.S. Taxpayer must include in gross income, on the date of receipt by the U.S. Taxpayer (in the case of Savings Shares) or by the Depositary (in the case of ADSs) the gross amount of such dividends, including any Italian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Taxpayer by the Italian tax authorities. The amount of any dividend (or treaty payment) paid in Euro will equal the Dollar value of the Euro received, calculated by references to the exchange rate in effect on the date the distribution is received regardless of whether the Euro are converted into Dollars and U.S. Taxpayers may recognize foreign currency gain or loss (generally treated as U.S. source ordinary gain or loss) upon the disposition of such Euro measured by the differences between such Dollar value and the amount realized on such disposition.

      Subject to certain conditions and limitations, Italian tax withheld from dividends will be treated as a foreign income tax eligible for credit against the U.S. Taxpayer’s U.S. federal income tax liability. However, a U.S. Taxpayer will not be entitled to a deduction or foreign tax credit with respect to Italian tax that may be refunded to a U.S. Taxpayer pursuant to the income tax convention between the United States and Italy or Italian law. Accordingly, a U.S. Taxpayer who is eligible for, but does not apply to receive, a treaty payment will not be able to claim a deduction or foreign tax credit for that portion of Italian taxes withheld in excess of 15% of the dividend (i.e., 12% of the dividend), and the deduction or credit may be further limited to the extent that the U.S. Taxpayer is entitled to, but fails to apply for and to exhaust all effective and all practical remedies for, any additional refund of Italian tax withheld under the provisions of Italian law (as discussed above under “— Italian Taxation — Income Tax”). For the purposes of computing the foreign tax credit, dividends paid on the Savings Shares or ADSs will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or, in the case of certain U.S. Taxpayers, “financial services” income.

Back to Contents

      Passive Foreign Investment Company

      A foreign corporation is a Passive Foreign Investment Corporation (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The Company believes that it is not a PFIC and does not expect to become a PFIC in the future for United States federal income tax purposes. This conclusion is a factual determination made annually and thus subject to change.

      If the Company were a PFIC in any year during which a U.S. Taxpayer owned Savings Shares or ADSs, the U.S. Taxpayer would be subject to additional taxes and interest on any excess distributions received from the Company and any gain realized from the sale or other disposition of Savings Shares or ADSs (regardless of whether the Company continued to be a PFIC).

      A U.S. Taxpayer has an excess distribution to the extent that distributions on Savings Shares or ADSs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Taxpayer’s holding period for the Savings Shares or ADSs). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated rateably to each day in the U.S. Holder’s holding period for the Savings Shares or ADSs; (ii) amounts allocated to the period before the first day of the taxable year in which a foreign corporation becomes a PFIC, as well as amounts allocated to the current taxable year, are taxed as ordinary income; and (iii) amounts allocated to the foreign corporation’s prior taxable years, during which the foreign corporation was a PFIC, are taxed at the highest applicable marginal rate in effect for each year, and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

      If the Company were a PFIC, U.S. holders of interests in a holder of Savings Shares or ADSs may be treated as indirect holders of their proportionate share of the Savings Shares or ADSs and may be taxed on their proportionate share of any excess distribution or gain attributable to the Savings Shares or ADSs. An indirect holder also must treat an appropriate portion of its gain on the sale or disposition of its interest in the actual holder as gain on the sale of Savings Shares or ADSs.

      As an alternative to the excess distribution regime described above, United States shareholders of a foreign corporation that qualifies as a PFIC may elect to treat their interest in the PFIC under the Qualified Electing Fund (“QEF”) rules. A shareholder who has made a QEF election must annually include in income a pro rata share of the PFIC’s earnings and profits. The income recognized by the shareholder is categorized as ordinary income or capital gains in accordance with the character of the income as generated by the PFIC. Income recognised by a shareholder with respect to a QEF election also serves to increase the shareholder’s basis in the PFIC stock. Further, U.S. investors having made a QEF election may receive capital gain treatment upon any gain received in disposing of their PFIC stock.

      Additionally, if stock in a PFIC which is owned by a U.S. Taxpayer is “marketable stock” at the close of the taxable year, an election may be made to include as ordinary income (or loss, not to exceed ordinary income previously recognized) the excess of the fair market value of such stock over the adjusted basis of such stock (or the excess of such basis over the fair market value of such stock). Income (or loss) recognized as the result of such an election increases (or decreases) the U.S. Taxpayer’s basis in the PFIC stock. The election will apply to the tax year for which it is made and all subsequent tax years unless the stock ceases to be marketable or the IRS allows the election to be revoked. In general, the tax and interest charge rules for PFIC’s that are not QEF’s generally do not apply to a U.S. Taxpayer for tax years for which this election is in effect.

      Sale or Exchange of Shares

      In general, a U.S. Taxpayer will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of Savings Shares or ADSs equal to the difference between the amount realized on the sale or exchange (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency) and the U.S. Taxpayer’s adjusted basis in the Savings Shares or ADSs, as the case may be. In the case of individual, estate or trust Taxpayers, long-term capital gain tax rates (which are lower than the regular tax rates) will generally apply if the Taxpayer holds the capital asset more than one year. U.S. corporate Taxpayers are taxed on net capital gains at the regular corporate tax rates. Any such gain realized by a U.S. Taxpayer generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Back to Contents

      Deposits and withdrawals of Savings Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

      Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid in respect of the Savings Shares or ADSs or the proceeds received on the sale or exchange of the Savings Shares or ADSs within the United States by non-corporate U.S. Taxpayers. Backup withholding may apply to payments to a U.S. Taxpayer of dividends or the proceeds of a sale or other disposition of Savings Shares or ADSs, if such holder fails to provide an accurate taxpayer identification number upon request, to certify that such holder is not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to a U.S. taxpayer will be allowed as a credit against the U.S. Taxpayer’s United States federal income tax liability.

F.	Dividends and paying agents

      Not applicable

G.	Statement by experts

      Not applicable

H.	Documents on display

      The documents concerning the Company referred to in the present annual report may be inspected at the registered offices of the Company, at Viale Italia 77, Lainate (Milan), Italy.

      The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. In accordance therewith, the Company is required to file reports, including annual reports on Form 20F and periodic reports on Form 6K, and other information with the U.S. Securities and Exchange Commission. These materials, including Form 20F, are available for inspection and copying at the Commission’s public reference facilities in Washington D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

I.	Subsidiary information

      Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

      See Item 5.B, “Operating results — Quantitative and Qualitative Disclosures about Market Risk”.

Item 12. Description of Securities Other than Equity Securities

      Not applicable

Back to Contents

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.      Not applicable.

B.      Not applicable.

C.      Not applicable.

D.      Not applicable.

E.      Use of Proceeds

      As of December 31, 2002, the offering under File No. 333-4398 has terminated and all of the offering proceeds registered thereunder (totaling $54,308,810 after deducting expenses) have been applied.

Item 15. Controls and Procedures

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

      Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.

      There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

      Not applicable

Item 18. Financial Statements

      Reference is made to Item 19.A for a list of all financial statements filed as part of this annual report.

Back to Contents

Item 19. Exhibits

Index to Exhibits

99.1	List of Subsidiaries of the Company (attached to printed document)
99.2	By-laws of the Company, as amended on April 28, 2000 (Italian and English), incorporated by reference to the exhibits filed with the Company’s Annual Report on Form 20F, filed with SEC on May 4, 2001
99.3	Shareholders Agreement dated December 28, 1999 (Italian and English), incorporated by reference to the exhibits filed with the Company’s Annual Report on Form 20F, filed with SEC on May 4, 2001
99.4	Deposit Agreement dated as of May 22, 1996 between SAES Getters S.p.A. and Citibank N.A. as Depositary and Holders and Beneficial Owners of American Depositary Receipts incorporated by reference to the exhibits filed with the Company’s Registration Statement Form F-1, filed with SEC on May 4, 1996
99.5	Company’s Code of Conduct, incorporated by reference to the exhibits filed with the Company’s Form 6Kk filed with SEC on February 18, 2003
99.6	Company’s Internal Dealing Code of Conduct, incorporated by reference to the exhibits filed with the Company’s Form 6K filed with SEC on February 18, 2003
99.7	Price Sensitive Information Procedures, incorporated by reference to the exhibits filed with the Company’s Form 6K filed with SEC on April 23, 2003

      The Company agrees to provide the Securities and Exchange Commission, upon request, with a list showing the number and a brief identification of each material foreign patent for an invention not covered by a United States patent.

Back to Contents

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAES Getters S.p.A.

By:	/s/ Paolo della Porta

Paolo della Porta
Chairman of the Board, President
and Group Chief Executive Officer

Date: April 23, 2003

Back to Contents

Back to Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders
of SAES Getters S.p.A.

      We have audited the accompanying consolidated balance sheets of SAES Getters S.p.A. (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with international standards on auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAES Getters S.p.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Italy.

      The accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Italy, which vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences and adjustments required to conform consolidated net income for each of the three years in the period ended December 31, 2002 and consolidated shareholders’ equity as of December 31, 2002 and 2001 to U.S. GAAP are set forth in Note 23 to the consolidated financial statements.

PricewaterhouseCoopers S.p.A.

Milan, Italy,
April 4, 2003

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2002
(Thousands of Euro or thousands of Dollars, except per share data)

	2001	2002	2002

ASSETS	Euro	Euro	Dollars
			(translation for convenience)
Current assets:
Cash and cash equivalents	70,546	78,759	82,579
Marketable securities (Note 5)	10,457	5,261	5,516
Accounts receivable (Note 6)	28,588	25,568	26,808
Other receivables and prepaid expenses (Note 7)	12,471	12,606	13,217
Deferred income taxes (Note 8)	4,593	5,579	5,850
Inventories (Note 9)	31,093	24,709	25,907

Total current assets	157,748	152,482	159,877

Property, plant and equipment, net (Note 10)	67,756	67,141	70,397
Other investments (Note 11)	432	—	—
Intangible assets, net (Note 12)	17,114	13,325	13,971
Deferred income taxes (Note 8)	3,937	1,236	1,296
Other assets	1,155	1,104	1,158

Total assets	248,142	235,288	246,699

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank overdrafts (Note 13)	30,617	26,176	27,446
Current portion of long-term debt (Note 16)	914	1,218	1,277
Trade accounts payable	9,459	10,176	10,670
Other payables (Note 14)	11,426	9,717	10,188
Accrued liabilities and deferred income	2,793	2,521	2,643
Income taxes payable (Note 15)	3,180	3,653	3,830

Total current liabilities	58,389	53,461	56,054

Long-term liabilities:
Long-term debt, net of current portion (Note 16)	2,666	1,336	1,401
Accrual for termination indemnities (Note 17)	9,488	9,932	10,414
Other	139	97	101

Total long-term liabilities	12,293	11,365	11,916

Total liabilities	70,682	64,826	67,970

Commitments and contingencies (Note 19)
Shareholders’ equity (Note 21):
Capital stock, represented by 13,874,930 Ordinary Shares and 9,625,070 Savings Shares, nominal value €0.52 each at December 31, 2001 and 2002	12,220	12,220	12,813
Legal reserve	2,444	2,444	2,563
Paid-in capital in excess of nominal value	40,797	39,567	41,486
Reserves from revaluation of assets	3,026	3,026	3,173
Reserve for treasury stock on hand	1,230	2,505	2,626
Other reserves and retained earnings	105,765	106,135	111,283
Cumulative translation adjustments	11,978	4,565	4,785

Total shareholders’ equity	177,460	170,462	178,729

Total liabilities and shareholders’ equity	248,142	235,288	246,699

The accompanying notes are an integral part of the consolidated financial statements

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2000, 2001 and 2002
(Thousands of Euro or thousands of Dollars)

	2000	2001	2002	2002

	Euro	Euro	Euro	Dollars
				(translation for convenience)

Net sales	172,552	160,169	141,208	148,057
Cost of sales	88,356	85,594	79,752	83,620

Gross profit	84,196	74,575	61,456	64,437

Operating expenses:
Research and development	10,561	12,302	13,612	14,272
Selling	20,155	23,088	20,590	21,589
General and administrative	19,637	22,227	17,225	18,061

Total operating expenses	50,353	57,617	51,427	53,922

Operating income	33,843	16,958	10,029	10,515

Non-operating income (expenses):
Interest and other financial income, net (Note 22)	1,240	1,653	1,425	1,494
Foreign exchange gains, net (Note 22)	917	2,683	292	306
Equity in earnings (losses) of equity method investee	14	39	(14)	(15)
Other income (expenses), net (Note 22)	1,068	(4,969)	(637)	(667)

Total non-operating income (expenses)	3,239	(594)	1,066	1,118

Income before taxes	37,082	16,364	11,095	11,633
Income taxes (Note 22)	9,841	2,278	4,631	4,856

Net income	27,241	14,086	6,464	6,777

The accompanying notes are an integral part of the consolidated financial statements

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 2001 and 2002
(Thousands of Euro or thousands of Dollars)

	2000	2001	2002	2002

	Euro	Euro	Euro	Dollars
				(translation for convenience)

Cash flows from operating activities:
Net income	27,241	14,086	6,464	6,777
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,992	13,883	15,013	15,741
Write down of assets	15	3,472	313	328
Provision for inventory obsolescence	387	1,072	837	878
Provision for bad debts	281	809	359	377
Unrealized loss on marketable securities	—	49	26	27
Accrual for termination indemnities	1,848	2,095	2,951	3,094
Equity in losses (earnings) of equity method investee	(14)	(39)	14	15
Net losses (gains) on disposal of property, plant and equipment	(1,329)	22	88	92
Deferred income tax expense (benefit)	(1,082)	(3,673)	1,714	1,797

	40,339	31,776	27,779	29,126
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(8,289)	8,169	2,661	2,790
Decrease (increase) in other receivables and prepaid expense	571	(5,330)	(134)	(140)
Decrease (increase) in inventories)	(5,038)	(3,895)	5,547	5,816
Increase (decrease) in trade accounts payable	2,420	(2,897)	614	644
Increase (decrease) in other payables	3,899	(3,182)	(1,709)	(1,792)
Increase (decrease) in accrued liabilities and deferred income	268	937	(272)	(285)
Increase (decrease) in income taxes payable	2,012	(969)	473	495
Payments of termination indemnities	(758)	(1,881)	(2,233)	(2,341)

Net cash provided by operating activities	35,424	22,728	32,726	34,313

Cash flows from investing activities:
Purchases of property, plant and equipment	(14,221)	(23,887)	(15,446)	(16,195)
Proceeds from sales of property, plant and equipment	3,007	510	248	260
Purchases of marketable securities	—	—	—	—
Proceeds from sales of marketable securities	2,819	3,175	6,445	6,757
Purchases of intangible assets	(945)	(1,391)	(2,291)	(2,402)
Decrease (increase) in other assets	10	176	469	492
Cash paid on investments net of cash acquired	(5,879)	(2,517)	—	—

Net cash used by investing activities	(15,209)	(23,934)	(10,575)	(11,088)

Cash flows from financing activities:
Dividends paid	(4,763)	(9,860)	(5,980)	(6,270)
Share buyback	—	(1,230)	(1,274)	(1,336)
Increase (decrease) in bank overdrafts	3,137	5,195	(4,441)	(4,656)
Proceeds from long-term debt	—	—	1,057	1,108
Repayments of long-term debt	(1,191)	(716)	(1,777)	(1,863)
Other	524	139	85	89

Net cash used by financing activities	(2,293)	(6,472)	(12,330)	(12,928)

Effect of exchange rate differences	(1,014)	230	(1,608)	(1,685)

Increase (decrease) in cash and cash equivalents	16,908	(7,448)	8,213	8,612
Cash and cash equivalents at beginning of the year	61,086	77,994	70,546	73,967

Cash and cash equivalents at end of the year	77,994	70,546	78,759	82,579

Supplemental disclosure of cash flow data:
Cash paid during the year for:
Interest	1,637	1,511	668	700
Income taxes	6,382	10,570	6,315	6,621

The accompanying notes are an integral part of the consolidated financial statements

Back to Contents

	2000	2001	2002	2002

	Euro	Euro	Euro	Dollars
Details of acquisitions and other changes in consolidation area:
Assets	9,243	—	—	—
Liabilities (1)	(3,364)	2,517	—	—

Cash paid	5,879	2,517	—	—
Less cash acquired	—	—	—	—
Cash paid on investments net of cash acquired	5,879	2,517	—	—

(1) In 2000 this item included notes to sellers of €3,046 thousand. The balance of €2,517 thousand was paid to sellers in 2001. The difference between cash paid in 2001 and notes to sellers as of December 31, 2000 was primarily due to a reduction of the purchase price subsequent to the date of the acquisition.

The accompanying notes are an integral part of the consolidated financial statements

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2000, 2001 and 2002
(Thousands of Euro, except per share data)

	Capital Stock						Legal Reserve	Paid-in Capital in Excess of Nominal Value	Reserves from Revaluation of Assets	Reserve for Treasury Stock on hand	Other Reserves and Retained Earnings	Cumulative Translation Adjustments	Total

	Ordinary		Preference		Savings

	Shares	Euro	Shares	Euro	Shares	Euro

Balance, December 31, 1999	13,656,180	7,053	218,750	113	9,625,070	4,971	2,427	51,297	1,265	—	69,961	8,659	145,746

Appropriation of 1999 income:
Dividends (€0.196 for each of the 13,656,180 Ordinary Shares, €0.207 for each of the 218,750 Preference Shares and €0.212 for each of the 9,625,070 Savings Shares)											(4,763)		(4,763)
Conversion of Preference Shares into Ordinary Shares at the ratio of one Ordinary Share for one Preference Share	218,750	113	(218,750)	(113)									—
Right issue following conversion of share capital into Euro		49				34					(83)		—
Reserves from revaluation of assets									1,761		(70)		1,691
Transfer to reserve for purchase of treasury stock								(10,500)			10,500		—
Unrealized gain from translation of foreign subsidiaries’ financial statements												1,113	1,113
Net income for the year											27,241		27,241

Balance, December 31, 2000	13,874,930	7,215	—	—	9,625,070	5,005	2,427	40,797	3,026	—	102,786	9,772	171,028

Appropriation of 2000 income:
Dividends (€0.413 for each of the 13,874,930 Ordinary Shares and €0.429 for each of the 9,625,070 Savings Shares)											(9.860)		(9,860)
Legal reserve							17				(17)		—
Transfer to reserve for treasury stock on hand										1,230	(1,230)		—
Unrealized gain from translation of foreign subsidiaries’ financial statements												2,206	2,206
Net income for the year											14,086		14,086

Balance, December 31, 2001	13,874,930	7,215	—	—	9,625,070	5,005	2,444	40,797	3,026	1,230	105,765	11,978	177,460

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2000, 2001 and 2002, Continued
(Thousands of Euro, except per share data)

	Capital Stock						Legal Reserve	Paid-in Capital in Excess of Nominal Value	Reserves from Revaluation of Assets	Reserve for Treasury Stock on hand	Other Reserves and Retained Earnings	Cumulative Translation Adjustments	Total

	Ordinary		Preference		Savings

	Shares	Euro	Shares	Euro	Shares	Euro

Balance, December 31, 2001	13,874,930	7,215	—	—	9,625,070	5,005	2,444	40,797	3,026	1,230	105,765	11,978	177,460
Appropriation of 2001 income:
Dividends: €0.25 for each of the 13,874,930 Ordinary Shares (of which treasury stock n.76,650)											(3,450)		(3,450)
€0.2656 for each of the 9,625,070 Savings Shares (of which treasury stock n.97,950)											(2,530)		(2,530)
Transfer to reserve of treasury stock on hand										1,275	(1,275)		—
Transfer to reserve for purchase treasury stock								(1,230)			1,230		—
Unrealized gain from translation of foreign subsidiaries’ financial statements												(7,413)	(7,413)
Other movements											(69)		(69)
Net income for the year											6,464		6,464

Balance, December 31, 2002	13,874,930	7,215	—	—	9,625,070	5,005	2,444	39,567	3,026	2,505	106,135	4,565	170,462

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

      SAES Getters S.p.A. (the “Company”) headquartered in Lainate, Milan, Italy, is an Italian public company listed on the Mercato Telematico Azionario (“MTA”) of the Borsa Italiana S.p.A.

      In May 1996, the Company issued 3,500,000 Savings Shares in the United States and Canada in the form of American Depositary Shares (“ADS”). Each ADS represents one Savings Share. Since May 1996, the ADSs of the Company have been listed on The Nasdaq Stock Market.

      The Company is the world leader in getter technology used to create and maintain vacuum and purified gas environments. High vacuum and purified gas environments are required in the production of a wide range of products in several high to medium technology industries, as well as in scientific applications, such as traditional electronics, semiconductors, lighting, telecommunications, aerospace and appliances and laboratory physics experiments.

      The Group’s primary products are: “getters”, which are used to improve and maintain a vacuum, gas purifiers, which are used to remove trace impurities from process gases, and gas analyzers apparatuses, which are used to detect residual trace impurities in such gases. A getter is a device composed of metal or a metal alloy which exhibits a chemical affinity for specific gases and, when introduced into an evacuated device, absorbs the targeted gaseous molecules present, creating and maintaining an appropriate vacuum or, when used for gas purification purposes, creating a highly purified gas.

      The Company is organized into two “Aggregates”: the Components Aggregate and the Equipment Aggregate.

      Substantially all of the Group’s manufacturing of its gas purifiers currently takes place in a single production facility located in San Luis Obispo, California. Substantially all of the Group’s manufacturing of stand-alone instruments and integrated analytical systems is carried out in a single production facility located in Sparks, Maryland. All of the Group’s processing of barium alloy, the primary material used in the production of evaporable getters, takes place in a single production facility located in Avezzano, Italy.

2. Summary of Significant Accounting and Reporting Policies

      Basis of Presentation

      The consolidated financial statements of the Company have been prepared in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, the Italian National Professional Accounting Board, (collectively, “Italian GAAP”). Italian GAAP differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Note 23.

      The preparation of the financial statements in conformity with Italian GAAP requires management to make certain estimates and assumptions, which affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

      The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by Regulation S-X of the United States Securities and Exchange Commission (the “SEC”).

      Following the adoption of a different presentation for some items in 2002, the corresponding amounts for the previous years have been reclassified to conform to the current year’s presentation.

      A statement of cash flows is not required under Italian law. The statement of cash flows has been prepared in accordance with U.S. GAAP using the indirect method. The Company began to publish its consolidated financial statements in Euro beginning in the second quarter of 2001. The consolidated financial statements for the years ended December 31, 2001 and 2002 are published in Euro.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Consolidated financial data relating to prior years, which were originally published in Lire, have been translated into Euro using the fixed exchange rate of €1.00 = Lit. 1,936.27. In this annual report, references to "Dollars" or "$" are to the currency of the United States, references to "Euro" or “€” are to the common European currency and references to “Lira”, “Lire” or “Lit.” are to the former currency of Italy which, as of February 28, 2002, is no longer legal tender in Italy.

      Principles of Consolidation

      The consolidated financial statements include the accounts of SAES Getters S.p.A., and its wholly-owned subsidiaries (collectively, the “Group”): Saes Advanced Technologies S.p.A., Saes Getters USA, Inc. (and its wholly-owned subsidiary Saes Pure Gas, Inc.), Saes Getters Japan Co. Ltd., Saes Getters Korea Corporation (37.48% directly owned and 62.52% indirectly through Saes Getters International Luxembourg S.A.), Saes Getters Singapore Pte Ltd., Saes Getters (Deutschland) GmbH, Saes Getters (GB) Ltd., Saes Getters France S.a.r.l., Saes Getters International Luxembourg S.A. (99.92% directly owned and 0.08% indirectly through Saes Advanced Technologies S.p.A.) and its wholly-owned subsidiaries (FST Consulting International, Inc., Molecular Analytics, Inc., Saes Getters Technical Service (Shanghai) Co., Ltd. and Saes Getters Ireland Limited).

      Investments in which the Company has significant restrictions in its ability to control (due to the fact that, notwithstanding the majority ownership, the subsidiary Bylaws grant the minority shareholder substantive participating rights which allow them to perform corporate actions and require unanimity of consent for certain resolutions that are significant to directing and carrying on activities in the ordinary course of business) are accounted for under line by line proportional method (Nanjing Saes Huadong Getters Company Limited, the “NSHG Joint Venture”, 65% owned).

      The financial statements of each of the foreign subsidiaries have been converted to Italian GAAP.

      Unrealized intercompany profits, losses, and related tax affects are eliminated, together with all intercompany receivables, payables, revenues, and expenses arising on transactions between consolidated companies which have not been realized with third parties.

      The financial statements of foreign subsidiaries have been translated into Euro by applying the exchange rates prevailing at December 31, 2001 and 2002 to the respective balance sheet items and the average exchange rates for 2000, 2001 and 2002 to the corresponding income statement accounts. The translation effect has been reflected in the shareholders’ equity caption “Cumulative translation adjustments”.

      Cash and Cash Equivalents

      Cash and cash equivalents consist of cash on hand and short-term deposits with banks, with original maturities of less than 90 days.

      Marketable Securities

      Marketable securities are stated at the lower of cost or market value. For the Italian companies of the Group, market value is determined by the average market price during the last month of the period presented. For all other subsidiaries, market value is determined as the price on the last day of the year. If a market price is not available, market value is determined by references to securities with similar characteristics or management’s best estimate.

      Marketable securities include investments with original maturities of less than 90 days. In addition, securities with maturities greater than one year are classified as current assets since it is not the Company’s intent to hold these securities to maturity. The Company considers these investments to be highly liquid.

Marketable securities also include the Group’s repurchases of shares of its own common stock, which are reflected as treasury stock and are recorded at cost.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Inventories

      Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out (FIFO) basis, and inventories include the direct costs of materials and labor and variable and fixed indirect costs. Provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts. If market conditions are less favourable than those projected by management, additional inventory reserves may be required.

      Property, Plant and Equipment

      Property, plant and equipment are stated at cost, except for certain fixed assets (mainly buildings, machinery and equipment) of the Group which were revalued in accordance with applicable Italian monetary revaluation laws in 1975, 1983, 1991 and 2000. Revaluations have been reflected in the shareholders’ equity caption “Reserves from revaluation of assets”.

      Depreciation is provided on a straight-line basis using annual rates that approximate the estimated useful economic lives of the related assets. The rates applied are as follows:

Buildings	2.5-3%
Machinery and equipment	10-25%
Furniture, fixtures and other	7-25%

      Major renewals and improvements are capitalized. Ordinary maintenance and repairs and minor improvements that do not extend asset lives are expensed as incurred.

      Gains and losses recognized on sales of fixed assets are recorded in the period in which the asset is sold.

      At December 31, 2001 and 2002, no property, plant and equipment were pledged as collateral.

      As permitted by Italian law, leased property, plant and equipment are considered operating leases and the payments are charged to operations when incurred.

      Accounts Receivable and Payable

      Accounts receivable are recorded at their net realizable value. Accounts payable are recorded at their nominal value.

      Foreign Currency Transactions and Translations

      Receivables and payables in foreign currency, as well as all bank accounts, securities and other financial items in foreign currency are recorded in local currency at the historical rate of exchange existing at the date of the related operations.

      Exchange gains and losses realized at collection of receivables in foreign currency, payment of payables in foreign currency, bank accounts operations in foreign currency, loan payments in foreign currency and selling of securities in foreign currency are reflected in the income statement caption “Foreign exchange gains (losses), net”.

      Accounts receivable and payable denominated in foreign currencies are reflected at the year-end exchange rates. The resulting gains and losses are recorded in the statement of income. An exception exists for long-term accounts receivable and payable. At period end, when the translation of all existing long-term accounts receivable and payable in foreign currency to local currency using rates of exchange existing at the financial statements date results in a net gain, such gain is included in the caption “Accrued liabilities and deferred income”.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Intangible Assets

      The excess of the cost over the fair value of net assets of purchased businesses is recorded as goodwill and is amortized on a straight-line basis over periods of 10 years or less. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives, generally from three to five years. Goodwill is periodically reviewed for impairment. The carrying value of goodwill would be deemed to be impaired if the carrying amount of a reporting unit (including goodwill) exceeds its fair value. If goodwill is deemed to be impaired, the impairment charge is measured using the goodwill’s estimated fair value.

      Accrual for Termination Indemnities

      The accrual for termination indemnities has been computed according to the provisions of law, national collective labor contracts and local labor contracts.

      Under Italian law, deferred compensation accrues in favor of employees which they (or in the event of their death, their heirs) are entitled to collect upon termination of employment. The amount payable related to each year’s service is calculated (approximately 1/13th of total remuneration) on the basis of the employee’s remuneration for that year and is subject to annual revaluations based on increases in the Italian cost-of-living index (“ISTAT”). Accordingly, the amount accrued represents the benefits to which each employee is entitled if the employee were to separate from the Company immediately.

      The Group has additional termination indemnity plans for employees of certain Group companies. The annual accrual is based upon specific criteria contained within the employees’ contracts.

      Net Sales and Revenue Recognition

      Net sales in the consolidated statements of income are represented by gross sales from operations, net of sales returns, allowances and discounts. Sales returns and discounts are recorded as a reduction of revenue in the period in which the related sales are recognized. Revenues from other sources are recorded as “other income”. Revenue from sales is recognized upon delivery of the related goods or completion of the services or the contract work in progress.

      Professional Service Activities

      Revenues from professional service activities related to quality assurance, quality control and material inspection of the gas distribution systems in the semiconductor and other industries, and revenues from service consisting in supplying and coordinating specialized manpower in connection with the construction of telecommunication towers are recorded as gross sales from operations, net of sales allowances and discount, as work is performed and expenses are incurred. Revenues recognized but not yet billed to clients have been recorded in line “accounts receivable, trade” in the balance sheet.

      Research and Development Costs

      Research and development costs are expensed in the period in which they are incurred. Investment grants from government agencies are deferred and recognized as income in the period in which the research expenditure is incurred.

      Advertising Costs

      All advertising costs are expensed in the period in which they are incurred.

      Income Taxes

      Income taxes currently payable are provided for on the basis of reasonable estimates of the liability for the year, in accordance with the existing legislation of the countries in which the Group operates.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable in the fiscal years in which these temporary differences are expected to be recovered or settled.

      As a result of the introduction of accounting principle No. 25 issued by the Italian National Professional Accounting Board, as from January 1, 1999 deferred tax assets and advance taxes relating to tax loss carry-forwards and temporary differences are also recognized to the extent that a “reasonable certainty” exists that future taxable income will be available against which they can be utilized.

      Certain fixed assets were revalued by the Company to amounts in excess of historical cost with a corresponding amount included in “Reserves from revaluation of assets”. In accordance with Italian tax legislation, a substitute tax was paid on certain of the reserves depending on the year of revaluation, at the time the fixed assets were revalued. This substitute tax paid entitles the Company to deduct for tax purposes the depreciation on the revalued assets. Should such reserves be distributed in the future, Italian national tax (IRPEG) would be payable at the rate in force at the moment of distribution. Pursuant to Italian GAAP rules, no deferred taxes have been provided for in relation to such domestic subsidiary revaluation reserves, since it is not foreseen that the reserves will be distributed in the foreseeable future.

      Foreign Exchange Contracts

      The Company enters into foreign exchange contracts to reduce the risk that the eventual net cash inflows in foreign currency resulting from sales to foreign customers will be adversely affected by changes in exchange rates. Deferred gainsand losses are recognized when the future sales are recognized. The Company does not enter into foreign exchange contracts for speculative purposes.

      Investment Tax Credits

      Investment tax credits are reflected as a reduction of income tax expense in the year the Group’s income taxes payable are reduced.

3. Translation of Euro Amounts into Dollars Amounts

      The financial statements are stated in Euro. Translations of Euro amounts into Dollars are included solely for the convenience of the reader, using the Noon Buying Rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002, which was €1.00 = $1.0485. The convenience translations should not be construed as a representation that the Euro amounts have been, could have been, or could in the future be, converted into Dollars at this or any other rate of exchange.

4. Restricted Bank Deposits

      As of December 31, 2001 and 2002, the following bank deposits were subject to withdrawal restrictions (in thousands of Euro).

	2001	2002	Remarks

Cash and cash equivalents:
KorAm Bank	21	15	Guarantee for loans for employee

      Restricted bank deposits are classified as cash and cash equivalents in the balance sheet.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5. Marketable Securities

      As of December 31, 2001 and 2002, the carrying amount of marketable securities was €10,457 thousand and €5,261 thousand, respectively. As of December 31, 2002, marketable securities primarily include quotas of investment funds denominated in Euro. They also include an amount of €2,505 thousand of treasury stock repurchased during the years 2001 and 2002 to increase liquidity and to maintain the trend of trading activity traditionally achieved by the Company’s share.

The following table sets forth the number of shares of treasury stock and their cost as of December 31, 2001 and 2002:

	2001		2002

	Number of Shares (units)	Cost (Thousands of Euro)	Number of Shares (units)	Cost (Thousands of Euro)

Treasury stock held by SAES Getters S.p.A.
– Ordinary Shares	76,650	692	191,128	1,598
– Savings Shares	97,950	538	173,306	907

Total treasury stock	174,600	1,230	364,434	2,505

      The Company considers this investment to be highly liquid.

6. Accounts Receivable

      Accounts receivable amounted to €28,588 thousand and €25,568 thousand as of December 31, 2001 and 2002, respectively, net of the allowance for doubtful accounts of €1,527 thousand €819 thousand as of December 31, 2001 and 2002, respectively. Included in accounts receivable, are unbilled revenues which amounted to €1,194 thousand and €1,168 thousand as of December 31, 2001 and 2002, respectively.

7. Other Receivables and Prepaid Expenses

      Other receivables and prepaid expenses at December 31, 2001 and 2002, consisted of the following (in thousands of Euro):

	2001	2002

Receivables from tax authorities	3,568	4,885
VAT receivables	5,090	4,863
Deposits	72	56
Prepaid expenses	1,079	1,074
Accrued income	116	110
Other items	2,546	1,618

Total other receivables and prepaid expenses	12,471	12,606

      As of December 31, 2002, receivables from tax authorities were primarily related to tax credits on dividends collected from the Group’s subsidiaries and prepayments of income taxes. These receivables will be partially utilized against the payment of 2002 income taxes.

8. Deferred Income Taxes

      During 1997, significant tax reforms have been introduced by the Italian Government. These changes include the introduction of a regional production tax (“IRAP”), a dual income tax, abolition of the equalization tax and reform of the stock transfer tax.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

On December 24, 1997, the Italian parliament approved IRAP to be effective January 1, 1998. The effect was that the local tax of 16.2% (“ILOR”), as well as other taxes (i.e. tax on equity), were abolished and replaced by IRAP at a rate of 4.25%. Effective January 1, 2001, the national tax (“IRPEG”) was reduced from 37% to 36%, resulting in a tax rate of approximately 40.25% for 2001 and 2002. The largest impact of this legislation was that it changed the basis upon which certain items are taxed or deemed non-deductible. The calculation of taxable income for IRPEG purposes remained unchanged. However, in order to calculate income for IRAP purposes, certain adjustments are necessary for items that are now non-tax deductible (generally all employee costs, interest and certain accruals). Consequently, the Company’s effective tax rate may differ from the cumulative statutory tax rate of approximately 40.25% in 2001 and 2002.

      Effective January 1, 2003 IRPEG has been reduced from 36% to 34%, resulting in a new tax rate of approximately 38.25%. Deferred tax assets and liabilities as of December 31, 2002 were adjusted to take into consideration the new tax rate.

      The total amount of the deferred income taxes amounted to €8,530 thousand and €6,815 thousand as of December 31, 2001 and 2002, respectively, and primarily represented the tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The non-current portions of the deferred income taxes are €3,937 thousand and €1,236 thousand as of December 31, 2001 and 2002 respectively.

9. Inventories

      Inventories as of December 31, 2001 and 2002 consisted of the following (in thousands of Euro):

	2001	2002

Raw materials and others	13,008	10,576
Work in progress	6,981	5,809
Finished goods	13,235	10,764

	33,224	27,149
Inventory valuation allowance	(2,131)	(2,440)

Total inventories	31,093	24,709

      The Company’s inventory valuation allowance for obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10. Property, Plant and Equipment

      Property, plant and equipment as of December 31, 2001 and 2002 consisted of the following (in thousands of Euro):

	2001	2002

Property, plant and equipment:
Land and buildings	27,195	33,825
Machinery and equipment	95,728	97,127

	122,923	130,952

Less: Accumulated depreciation
Buildings	(7,330)	(7,747)
Machinery and equipment	(57,635)	(58,046)

	(64,965)	(65,793)

Property, plant and equipment, net:
Land and buildings	19,865	26,078
Machinery and equipment	38,093	39,081

	57,958	65,159

Construction-in-progress	9,798	1,982

Total property, plant and equipment, net	67,756	67,141

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Property, plant and equipment includes the revaluation of certain assets pursuant to Italian law. The gross amount of such revaluations at December 31, 2001 and 2002 amounted to €3,697 thousand and €3,637 thousand, respectively. The net book value of revalued fixed assets at December 31, 2001 and 2002 amounted to €1,736 thousand and €1,405 thousand, respectively.

11. Other Investments

      Other investments amounted to €432 thousand as of December 31, 2001. This value was related to the Group’s investment in Japan Getters Inc. joint venture, which was owned 50% by Saes Getters Japan Co. Ltd. and 50% in the aggregate by Japan Metals & Chemicals Co. Ltd. and Mitsui & Co. Ltd. and was accounted for using the equity method. Japan Getters Inc. sold non-evaporable getters and provided related services to its customers. In 2002, Japan Getters Inc. was liquidated.

12. Intangible Assets

      The balances for intangibles as of December 31, 2001 and 2002 were comprised of the following (in thousands of Euro):

	2001	2002

Goodwill	17,304	15,587
Trademarks and licenses	2,470	2,579
Patents	1,307	1,374
Other costs	3,966	7,811
Deferred charges	9,321	10,986

	34,368	38,377
Less: Accumulated amortization	(17,254)	(25,012)

Total intangible assets, net	17,114	13,325

      The line item “goodwill” primarily relates to the acquisitions of Trace Analytical, Inc. (merged into Molecular Analytics, Inc. in 2002) and FST Consulting International, Inc. in 1998, PCP, Inc. (subsequently merged into Trace Analytical, Inc.) in 1999, and Molecular Analytics, Inc., in 2000. Goodwill generated in these acquisitions is amortized over ten years. The decrease in goodwill is due to currency translation differences resulting from the strenghtening of the Euro against the U.S. Dollar.

      Other costs consist primarily of start up costs and, to a lesser extent, personnel and training costs. Deferred charges consist primarily of purchased computer software and leasehold improvements.

13. Bank Overdrafts

      As of December 31, 2001, the Group had uncollateralized overdrafts of €30,617 thousand. At December 31, 2002 the Group had uncollateralized overdrafts denominated in Dollars amounting to $27.5 million (€26,176 thousand). The total uncollateralized credit line facilities available at December 31, 2001 and 2002 amounted to €58,429 thousand and €46,444 thousand, respectively, of which €27,812 thousand and €20,269 thousand, respectively, were available for further borrowing. The weighted average interest rates as of December 31, 2001 and 2002 were 4.34% and 2.27%, respectively.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Other Payables

      Other payables as of December 31, 2001 and 2002 consisted of (in thousands of Euro):

	2001	2002

Vacation and other employee entitlements	5,911	4,176
Withholding taxes and equity tax payable	1,423	1,413
Social security payables	1,867	1,868
Advances from customers	123	134
Other items	2,102	2,126

Total other payables	11,426	9,717

      The decrease in the line “vacation and other employee entitlements” is mainly due to the payment of employees severance related to the restructuring plans. Total accrued severance as of December 31, 2001 was €1,319 thousand, and the remaining severance accrual was €156 thousand as of December 31, 2002. The difference between the balance as of December 31, 2001 and December 31, 2002 was paid to the Company’s employees included in the restructuring plan.

15. Income Taxes Payable

      Income taxes payable of €3,180 thousand and €3,653 thousand at December 31, 2001 and 2002, respectively, represents corporate and other taxes on income due within the next operating year.

16. Long-Term Debt

      Long-term debt, as of December 31, 2001 and 2002, consisted of the following borrowings (in thousands of Euro):

			Fair Value

	2001	2002	2002

Banca Commerciale Italiana – Shanghai	2,912	992	992
Other loans	668	1,562	1,562

Total	3,580	2,554	2,554

Less: current portion	(914)	(1,218)

Non-current portion	2,666	1,336

      The “Banca Commerciale Italiana – Shanghai” loan represents a five year long term loan with the Group’s subsidiary Nanjing Huadong Getters Co. Ltd. The total loan facility is up to a maximum of $7,400 thousand bearing interest at Libor plus 0.15%. At December 31, 2002, borrowings outstanding amounted to $1,600 thousand, denominated in Dollars bearing interest at 2.125%. Maturity date of the loan agreement is April 22, 2003. The amounts included in the table above are based on 65% of the borrowing outstanding at the end of period due to the fact that Nanjing Huadong Getters Co. Ltd. is consolidated on a proportional basis.

      The “Other loans” are denominated in Euro and include at December 2002 outstanding amounts for long-term loans for €1,345 thousand with San Paolo IMI (six-month interest rate 1%), €177 thousand with IBM Italia Servizi Finanziari (interest rate 0%) and €40 thousand with Interbanca (interest rate 4%).

      Maturities of debt are as follows:

Amount

Year ending December 31:
2003	1,218
2004	223
2005	200
2006	204
Thereafter	709

2,554

At December 31, 2001 and 2002 no long-term debt was collateralized.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17. Accrual for Termination Indemnities

      The balances for termination and other indemnities as of December 31, 2001 and 2002 consisted of the following (in thousands of Euro):

	2001	2002

Obligatory employees’ termination indemnities	7,874	7,970
Other termination indemnities	1,614	1,962

	9,488	9,932

18. Defined Contribution Plans

      Saes Getters USA, Inc. (“Saes USA”) has established the Saes Getters 401(k) Plan (the “Plan”) which has been adopted also by its wholly owned subsidiary Saes Pure Gas, Inc. and by its sister companies FST Consulting International, Inc. and Molecular Analytics, Inc.

      Under the Plan provisions, eligible employees may contribute an amount up the maximum IRS allowed limit on compensation on a pre-tax basis. The Company makes matching contributions up to 4.0% of an employee’s compensation. The Companies can also make discretionary contributions to the 401K Plan, which are allocated based on the employee's level of compensation. During 2001 and 2002, Saes USA and its subsidiary for the above contribution plans expensed approximately €418 thousand and €397 thousand, respectively.

      FST Consulting International, Inc. has adopted the Saes Getters 401(k) plan. The expense related to the Plan for the years ended December 31, 2001 and 2002 was €508 thousand and €256 thousand, respectively. The contribution payable is included in accrued expenses in the Balance Sheet.

      Molecular Analytics, Inc. has adopted the Saes Getters 401(k) Plan. The expense related to the Plan for the year ended December 31, 2001 and 2002 was €93 thousand and €103 thousand, respectively. The amount related to 2001 included the expense incurred by Trace Analytical, Inc., which was merged with Molecular Analytics, Inc. in 2002.

      Effective August 1, 2001, Saes USA approved a non-qualified deferred compensation plan to provide specified benefits to a select group of management and highly compensated employees who contribute materially to the continued growth, development and future business success of the Company and its affiliated entities that sponsor this deferred compensation plan. This plan was subsequently adopted by its wholly owned subsidiary and also its sister companies FST Consulting International, Inc. and Molecular Analytics, Inc. For each year, a participant may elect to defer a minimum annual deferral amount of $2,500. Participants are permitted to defer up to a maximum of 50% of their base annual salary and up to a maximum of 100% of their bonus, commissions and severance pay. Participants of this deferred compensation plan are 100% vested in their deferral amount. SAES USA, its subsidiary, and its sister companies have all elected to fund the liabilities associated with the non qualified plan into a Trust account.

19. Commitments and Contingencies

      Commitments and contingencies as of December 31, 2001 and 2002 included guarantees made by the Group to third parties as well as commitments made to third parties (in thousands of Euro):

	2001	2002

Lease guarantees	6,192	6,192
Bank guarantees	10,752	12,511
Bank loan guarantee	1,568	534
Other	1,477	793

Total guarantees provided by the Group	19,989	20,030

Other off balance sheet items:
Leased assets	9,745	8,264
Leasing obligations	2,544	1,180
Foreign exchange contracts	28,426	—

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      “Lease guarantees” includes guarantees issued by the Company for the benefit of the Company’s subsidiary located in Avezzano (Italy). These guarantees represent commitments by the Company that future lease payments will be made by Saes Advanced Technologies S.p.A. to a third party. In the event that Saes Advanced Technologies S.p.A. defaults on such lease payments, Saes Getters S.p.A. is responsible for the lease obligation. The lease guarantees expire in March 2003.

      “Bank guarantees” includes guarantees issued by banks to the Italian tax authorities on behalf of the Group’s Italian companies for VAT reimbursements. In the event that the banks are required to honor the guarantees and make payments to the Italian tax authorities on the Group’s behalf, the Group is required to reimburse the banks for such guaranteed amounts. These bank guarantees generally have terms of five years.

      The Company has guaranteed 100% of the outstanding bank loan amount ($1,600 thousand) of its proportionally consolidated subsidiary, Nanjing Saes Huadong Getters Co. Ltd. In the event that the subsidiary defaults on the repayment of this loan, Saes Getters S.p.A. is responsible to pay the outstanding loan amount, of which 65% is already reflected as a liability in the Group’s financial statements and 35% of which would be paid on the behalf of third parties without recourse. The “Bank loan guarantee” amounts of €1,568 thousand and €534 thousand therefore represent the portion of this guarantee made by the Company on the behalf of third parties as of December 31, 2001 and 2002, respectively. This bank guarantee expires on the loan due date of April 22, 2003.

      “Leasing obligations” represent the total, inclusive of interest and the value of the final redemption, of finance leasing instalments to be paid to the leasing companies (Intesa Leasing S.p.A. €2,165 thousand and €1,069 thousand as of December 31, 2001 and 2002, respectively; Fime Leasing S.p.A. €313 thousand and €75 thousand as of December 31, 2001 and 2002, respectively). The remaining portion of €36 thousand as of December 31, 2002 is related to leasing agreements signed by Saes Getters Japan Co. Ltd. The leasing agreement made by the Company with Intesa Leasing S.p.A. has duration of 8 years and relates to the office building and manufacturing plant in Lainate (Milan). The leasing contract with Fime Leasing S.p.A. mainly relates to the building of Saes Advanced Technologies S.p.A. in Avezzano (Italy) and has duration of 8 years.

      “Foreign exchange contracts” as of December 31, 2001reflect the value of currency hedging operations entered into by Group companies to hedge sales from exchange risk of currencies fluctuation. Due to the short-term maturities of these instruments, the fair value of forward exchange contracts as of December 31, 2001, based on the prevailing exchange rates at that date, approximated the contractual value of €28,426 thousand. The Company had not foreign exchange contracts open as of December 31, 2002.

20. Lease Commitments

      The Group leases certain assets under long-term capital leases and has the option to purchase the facilities for a nominal cost at the termination of the leases. As permitted by Italian law, the costs of leased property, plant and equipment have not been capitalized at December 31, 2001 and 2002.

      Future minimum payments for leases were as follows (in thousands of Euro):

Years ending December 31, 2003	1,163
Thereafter	17

Total minimum lease payments	1,180
Less: Amount representing interest	(90)

1,090

<<<

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      In addition, the Group leases a manufacturing plant, offices, office equipment and vehicles under non-cancelable operating lease agreements which expire at various dates through fiscal year 2007. The approximate future lease payments under these leases for the five years immediately subsequent to December 31, 2002 and in aggregate are:

Years ending December 31,
Less than one year	1,322
1-3 years	1,535
4-5 years	398
After 5 years	—

Total operating lease obligations	3,255

21. Shareholders' Equity

      Capital Stock

      On April 28, 2000, the Company’s extraordinary meeting resolved to exchange its capital stock from Lire to Euro, in accordance with Italian Legislative Decree No. 213/1998. As a consequence of such resolution and of a capital increase to fix some rounding differences deriving from such exchange, the aggregate nominal value of the Company’s stock is equal to €12,220,000 represented by a total of 23,500,000 shares, nominal value €0.52 each.

      On May 11, 2000, holders of Preference Shares approved the resolution of the extraordinary shareholders meeting held on April 28, 2000 to exchange Preference Shares into Ordinary Shares at an exchange rate ratio of one Ordinary Share for one Preference Share. After such exchange, the Company’s stock consists of 13,874,930 Ordinary Shares and 9,625,070 Savings Shares.

      Savings Shares have voting rights at special meetings of holders of Savings Shares, and have no voting rights at ordinary or extraordinary meetings of shareholders. Holders of Savings Shares have the right to receive an annual preferential dividend of 25% of the nominal value of their Savings Shares. Such dividend right accumulates for a maximum of two successive years and must be paid in full to holders of the Savings Shares during such period to the extent that the Company pays any dividends. In the event that dividends are paid on Ordinary Shares, holders of Savings Shares have a preferential right to receive a dividend 3% greater (based on nominal value) than that received by holders of Ordinary Shares.

      Italian law and the Company’s by-laws provide that the holders of Savings Shares have priority over holders of Ordinary Shares to distributions upon liquidation, up to the nominal value of their Savings Shares.

      Shareholders’ Equity Reserves

      “Other reserves and retained earnings”, in conformity with Italian law on consolidated accounts, comprise all components of shareholders’ equity of the consolidated subsidiaries.

      The “legal reserve” of the Company represents earnings restricted as to the payment of dividends pursuant to the Civil Code. Under the Civil Code, 5% of the Company’s net income must be retained as a legal reserve until the reserve equals 20% of capital stock. The legal reserve amounted to €2,444 thousand at December 31, 2001 and 2002.

      Under Italian law, “paid in capital in excess of nominal value” amounts cannot be paid as a dividend if the legal reserve is not equal to 20% of the aggregate nominal value of the Company's issued capital stock.

      The “reserve for treasury stock on hand”, amounting to €1,230 thousand and €2,505 thousand at December 31, 2001 and 2002, respectively, represents the cost of the treasury stock purchased during 2001 and 2002.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Pursuant to Italian law, the purchase of the Company’s treasury stock is authorized by the shareholders meeting, which establishes the terms and conditions of issue. A separate reserve within shareholders’ equity (“Other reserves and retained earnings”) is established for the total amount approved in the shareholders’ meeting. The par value of treasury stock purchased must not exceed one tenth of share capital.

      In accordance with Italian GAAP, purchased treasury stock is recorded as an asset within the caption “Marketable securities”. In addition, a specific reserve for treasury stock “Reserves for treasury stock on hand’ is recorded for the same amount. Such specific reserve is established by means of a reclassification from the reserve created in “other reserves and retained earnings” following its approval during the shareholders’ meeting.

22. Consolidated Statements of Income

      Cost of Sales and Operating Expenses

      The following items have been expensed in cost of sales and operating expenses during the years ended December 31, 2000, 2001 and 2002 (in thousands of Euro):

	2000	2001	2002

Amortization of intangible assets	4,209	4,188	3,613
Depreciation of tangible assets	8,783	9,695	11,400
Provision for doubtful accounts	281	809	359
Leasing and rental expenses	3,595	3,928	3,476

      Non – Operating Income and Expenses

      Financial income/expense in the consolidated statements of income for the years ended December 31, 2000, 2001 and 2002, consisted of the following (in thousands of Euro):

	2000	2001	2002

Interest and other financial income, net:
Interest income	3,742	3,413	2,232
Other financial income	291	212	149
Interest expenses	(2,073)	(1,498)	(684)
Other financial expenses	(720)	(474)	(272)

Total interest and other financial income, net	1,240	1,653	1,425

Foreign exchange losses, net:
Exchange gains	4,996	7,075	4,040
Exchange losses	(4,079)	(4,392)	(3,748)

Total foreign exchange losses, net	917	2,683	292

      Other Income (Expenses), Net

      The following table sets forth the main items included in “Other income (expenses), net” for the years ended December 31, 2000, 2001 and 2002 (in thousands of Euro):

	2000	2001	2002

Capital gain on the sale of a building located in Milan	1,276	—	—
Impairment of Molecular Analytics, Inc. goodwill	—	(2,512)	—
Impairment of Getters Corporation of America goodwill	—	(391)	—
Non-recurring costs associated with reduction of personnel	—	(1,479)	—
Non-recurring costs associated with inventory write-down	—	(368)	—
Non-recurring costs associated with fixed assets write-down	—	(570)	—
Other, net	(208)	351	(637)

Other income (expenses), net	1,068	(4,969)	(637)

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      In December 2000 the Company sold a building of 6,514 square meters located in Milan, Italy, which was unutilized since 1996, generating a capital gain of €1,276 thousand.

      In 2001, impairment charges of €2,512 thousand and €391 thousand, were recorded to write-down a portion of the goodwill attributable to Molecular Analytics, Inc. and Getters Corporation of America, respectively. During 2001, the restructuring plans realized by the Company, in both the Equipment Aggregate and the Components Aggregate, resulted in (i) non-recurring restructuring costs associated with reduction of personnel for an amount of €1,479 thousand, (ii) an inventory writedown of €368 thousand and (iii) a writedown of fixed assets for an amount equal to €570 thousand.

      Income Taxes

      Details of the income taxes for the years ended December 31, 2000, 2001 and 2002 are as follows (in thousands of Euro):

	2000	2001	2002

Income before taxes:
Domestic	23,925	16,108	13,136
Foreign	13,157	256	(2,041)
Total income before taxes	37,082	16,364	11,095

	2000	2001	2002

Provision for income taxes:
Current	10,922	6,363	3,514
Deferred	(1,081)	(4,085)	1,117
Total provision for income taxes	9,841	2,278	4,631

23. Reconciliation To Accounting Principles Generally Accepted in the United States of America

      The Company’s financial statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. Differences that have an effect on consolidated net income and shareholders’ equity are as follows:

      Income Taxes

      Current tax expense (benefit) is based on the amount estimated to be payable calculated on the basis of the tax legislation currently in force.

      The effect of deferred taxation on temporary differences in reporting of income and expense items for financial accounting and tax purposes is accounted for using the full liability method.

      As a result of the introduction of accounting principle No. 25 issued by the Italian National Professional Accounting Board, as from January 1, 1999, deferred tax assets and advance taxes relating to tax loss carry-forwards and temporary differences are also recognised to the extent that a reasonable certainty exists that future taxable income will be available against which they can be utilised. No taxes are provided in relation to the distribution of certain reserves within shareholder’s equity.

      Under U.S. GAAP, income taxes are required to be accounted for in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”). Deferred income taxes reflect the impact of temporary differences between the carrying values of assets and liabilities recognized for U.S. GAAP financial reporting purposes and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Revaluation of Fixed Assets

      Under Italian GAAP, certain fixed assets were revalued by the Company to amounts in excess of historical cost. These revaluations, which were either authorized or required by Italian law, are permissible under Italian GAAP. Assets revalued under Italian GAAP are depreciated over their remaining useful lives based on their revalued cost. U.S.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

GAAP does not permit the revaluation of such assets. Accordingly, the increases in shareholders’ equity and the related increase in depreciation expense resulting from such revaluation have been reversed in the income statement reconciliation as well as any differences in gain/losses recognized on disposal.

      Valuation Allowance for Deferred Tax Assets

      During 2001, under Italian GAAP, a valuation allowance was recognized against a deferred tax asset as it was not considered reasonably certain that it would have been recovered in future years. This valuation allowance was reversed in 2002 as, based on available evidence, it was considered reasonable that the asset would be recovered in future years.

      Under U.S. GAAP, a valuation allowance was not deemed necessary neither in 2001 nor in 2002 as it was more likely than not that the asset will be fully recovered in future years. This difference has been included in the reconciliation below as a part of the adjustment for deferred income taxes calculated on U.S. GAAP adjustments in 2001 and reversed in 2002.

      Intangible Assets

      Some of the Group Companies have capitalized and deferred various costs which are not permitted to be capitalized under U.S. GAAP. These amounts include costs incurred for recruiting and personnel training, start up activities, indirect and general expenses related to the increase in capital stock and software costs. Accordingly, the effect of these differences and the related increase in amortization has been included in the reconciliation.

      Revenue Recognition

      Under Italian GAAP, sales revenues are recognized upon transfer of physical ownership which usually takes place upon shipment of goods. Under U.S. GAAP, revenue is recognized when four characteristics of a sale are present. In general, (i) persuasive evidence of an arrangement must exist, (ii) delivery must occur or services must have been rendered, (iii) the seller’s price must be fixed or determinable, and (iv) collectibility must be reasonably assured. The four criteria define at what point the earnings process is complete and, therefore, revenue can be recognized. For the Company, risk of loss, in some subsidiaries, passes upon delivery. As a result, for certain of the Company’s sales, recognition of revenue under U.S. GAAP would be deferred until customer acceptance has occurred.

      Income Statement Classification

      During 2001, the Company accounted for non-recurring restructuring costs and the partial impairment of goodwill attributable to Molecular Analytics, Inc. and Getters Corporation of America in the line item “Other Income (Expenses), Net”. Under U.S. GAAP, these items should be included in “Operating Income”.

      Under Italian GAAP, the Company accounted for the gain on the sale of its building in Milan in “Other Income” during 2000 (Note 22). Under U.S. GAAP, this item should be included in “Operating Income”.

      Leasing

      The Italian companies of the Group have entered into financing lease contracts. In accordance with Italian law, lease payments are charged to operations when incurred. Under U.S. GAAP, these leases qualify as capital leases under the provisions of Statement of Financial Accounting Standards No. 13 (“SFAS 13”). Accordingly, the effect of capitalizing leases has been included in the reconciliation.

      Investments

      Under Italian GAAP, marketable securities are stated at the lower of cost or market value. Under U.S. GAAP, investments are required to be accounted for in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS 115”). This standard requires that investments be classified in one of three categories and accounted for as follows:

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

–      “Held-to-Maturity”, which are defined as debt securities that a company has the positive intent and ability to hold to maturity, are reported at amortized cost.

–      “Trading”, which are defined as those securities that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings.

–      “Available-for-Sale”, which include securities not classified in either of the above categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity.

      The Company has classified its investments in marketable securities as Available-for-Sale. The Company does not have any trading securities. Accordingly, the effect of this treatment is included in the reconciliation.

      Goodwill and Other Intangible Assets

      In July 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). As required by SFAS 142, purchased goodwill will no longer be amortized and will be subject to impairment tests annually. The Company adopted SFAS 142 effective January 1, 2002 and stopped the amortization of purchased goodwill for US GAAP purposes. The company completed its impairment test of goodwill as of January 1, 2002 and December 31, 2002 and in doing so determined that the goodwill balances were not impaired.

      Under Italian GAAP, goodwill continues to be amortized and accordingly is reversed in the reconciliation.

      Foreign Currency Transactions and Translations

      Under Italian GAAP, accounts receivable and payable denominated in foreign currencies are reflected at the year-end exchange rates. The resulting gains and losses are recorded in the statement of income. An exception exists for long-term accounts receivable and payable. At period end, when the translation of all existing long-term accounts receivable and payable in foreign currency to local currency using rates of exchange existing at the financial statements date discloses a net gain, this is prudentially deferred by a provision booked in item “Accrued liabilities and deferred income”.

      Under U.S. GAAP, all exchange gains or losses arising from the restatement of foreign currency accounts receivable and payable are included in the determination of net income for the period. Accordingly, the reconciliation includes an adjustment to recognize unrealized gains in 2000. The reconciliation does not include an adjustment for this item in 2001 and 2002 because the Company did not have gains resulting from long term accounts receivable or payable in foreign currencies as of December 31, 2001 and 2002.

      Capitalized Interest

      Under Italian GAAP, interest is capitalized only if certain conditions are met in the self-construction of assets. Under U.S. GAAP, interest costs incurred to bring qualified assets to their intended use are capitalized. The reconciliation with U.S. GAAP does not include an adjustment because the amount of the capitalized interest computed in accordance with Statement of Financial Accounting Standards No. 34 (“SFAS 34”) is immaterial.

      Foreign Exchange Contracts

      Under Italian GAAP, unrealized gains and losses on foreign exchange contracts are deferred and recognized in the income statement when the future sales and purchases are recognized. Under U.S. GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In conjunction with SFAS 133, the Company would have to recognize all of the contracts at fair market value, with gains and losses recognized in current earnings as the documentation, designation and assessment of hedge effectiveness required by SFAS 133 was not deemed to be present. The reconciliation with U.S. GAAP does not include an adjustment because the amount to mark the contracts to market through the income statement is immaterial.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Sale-Leaseback

      During 1994, the Company entered into a sale-leaseback agreement whereby it sold certain land and agreed to lease the land and building that was being constructed on it by the buyer, for a period of eight years.

      The Company has an option to purchase the land and building at the end of the lease term at a price equal to one percent of the cost of both the land and building. The gain on the sale was immaterial. As of December 31, 2002, remaining payments under the lease amounted to €1,069 thousand. The Company had made an original advance payment of €516 thousands which has been classified within prepaid expenses and is being amortized over the lease term. As described above, under Italian GAAP, finance lease payments are charged to operations when incurred. Under U.S. GAAP this transaction did not qualify for sale-leaseback accounting. Therefore it has been accounted for as a financing and included in the reconciliation below as a part of the capital lease adjustment.

      Proportional Consolidation

      Under Italian GAAP, the Company is allowed to proportionally consolidate a subsidiary based upon its percentage of ownership within that company. Under U.S. GAAP, the Company would show the net assets of the percentage of the company it owns as one line item within the balance sheet. There would be no difference in the profit and loss or equity positions.

      The following table sets forth summarized pro rata (65%) information related to Nanjing Saes Huadong Getters Co. Ltd. (in thousands of Euro):

	2000	2001	2002

Balance Sheets:
Current assets	4,209	4,537	5,736
Non current assets	10,385	10,020	7,278
Current liabilities	1,753	1,362	1,598
Long term liabilities	2,794	2,065	—
Shareholders’ equity	10,047	11,130	11,416

	2000	2001	2002

Income Statements:
Net sales	6,988	5,675	8,178
Gross profit	2,798	2,160	3,976
Operating income	1,686	1,064	2,902
Net income	1,321	863	2,676

	2000	2001	2002

Cash Flows:
Cash flow from operating activities	2,550	2,661	2,490
Cash flow from investing activities	(531)	(471)	(90)
Cash flow from financing activities	(1,494)	(1,782)	(1,819)
Net increase in cash and cash equivalents	525	408	581

      Treasury Stock

      The Group has accounted for treasury stock as an investment in accordance with Italian GAAP. This treatment differs from U.S. GAAP, which requires that the par value of the stock be deducted from the capital stock account. Also, the excess of the cost over par value must be charged entirely to retained earnings, allocated between retained earnings and paid-in capital or entirely to additional paid in capital.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Earnings per Share

      Under Italian GAAP, earnings per share is not a required disclosure. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”), which is required to be adopted for all financial statements issued for periods ending after December 15, 1997. SFAS 128 redefines the principles for calculating earnings per share (“EPS”) and requires presentation of Basic EPS and Diluted EPS for those entities with complex capital structures. SFAS 128 also requires that all prior period earnings per share data presented with the current year’s data are restated in accordance with the new provisions. Considering the non-complex capital structure of the Company, the adoption of SFAS 128 had no effect upon the current year's or the prior year’s earnings per share data.

      Adjustments to Net Income and Shareholders’ Equity

      The following table summarizes the aforementioned adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to shareholders’ equity as of December 31, 2000, 2001 and 2002 that would be required under U.S. GAAP.

NET INCOME

(In thousands of Euro, except share data)	Year ended December 31,

	2000	2001	2002

Net income under Italian GAAP	27,241	14,086	6,464
Adjustments required under U.S. GAAP:
Revaluation of certain assets	983	370	331
Intangible assets, net of the related amortization expense	1,246	235	268
Capital leases	877	904	1,506
Foreign exchange gains (losses)	(482)	—	—
Revenue recognition	(409)	(118)	495
FAS 142 amortization goodwill	—	—	1,440
Deferred income taxes:
Calculated on U.S. GAAP adjustments	(804)	1,618	(2,743)
SFAS 109 application	(283)	—	45

Net adjustments	1,128	3,009	1,342

Net income under U.S. GAAP before cumulative effect of accounting change	28,369	17,095	7,806
Cumulative effect of accounting change due to SAB 101	287	—	—

Net income under U.S. GAAP after cumulative effect of accounting change	28,656	17,095	7,806

Basic earnings per share amounts under U.S. GAAP before cumulative effect of accounting change:
Per Ordinary Share	1.20	0.72	0.33
Per Savings Share	1.22	0.74	0.34
Per ADS (1)	1.22	0.74	0.34

Basic earnings per share amounts under U.S. GAAP:
Per Ordinary Share	1.21	0.72	0.33
Per Savings Share	1.23	0.74	0.34
Per ADS (1)	1.23	0.74	0.34

(1)	Prepared solely for the convenience of the reader. ADSs representing Savings Shares were issued in connection with the offering of Savings Shares in 1996. Each ADS represents one Savings Share.

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      The approximate earnings per share amounts have been calculated using the two-class method due to Ordinary and Savings Shares being outstanding. Under this method, net income remaining after dividends required to be allocated to Ordinary and Savings Shares is divided by the weighted average number of Ordinary and Savings Shares outstanding. For the purposes of these calculations the weighted average number of shares was 23,500,000 as of December 31, 2000 and 2001 and 23,135,566 as of December 31, 2002. The Savings Shares are participating shares.

      Effective January 1, 2000, the Company adopted the provisions of the Securities and Exchange Commissions’ Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) for its U.S. GAAP reporting. SAB 101 provides guidance on the financial reporting of revenue recognition and requires that revenue can only be recognized when four criteria are met. These criteria, in general, are (i) persuasive evidence of an arrangement must exist, (ii) delivery must occur or services must have been rendered, (iii) the seller’s price must be fixed or determinable, and (iv) collectibility must be reasonably assured. As of December 31, 2000 the total amount of revenue reported as a cumulative effect of a change in accounting principle was €287 thousand, net of tax benefits of €112 thousand.

OTHER COMPREHENSIVE INCOME

      Other comprehensive income items under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 consisted of the following (in thousands of Euro):

	Year ended December 31,

	2000	2001	2002

Net income under U.S. GAAP	28,656	17,095	7,806
Other comprehensive income (loss):
Currency translation adjustment	1,113	2,206	(7,604)
Marketable securities	(88)	(153)	38
Income tax benefit (expense) related to item of other comprehensive income	(58)	46	(11)

Total other comprehensive income (loss)	967	2,099	(7,577)

Comprehensive income under U.S. GAAP	29,623	19,194	229

SHAREHOLDERS’ EQUITY
(In thousands of Euro)	December 31,

	2000	2001	2002

Shareholders’ equity under Italian GAAP	171,028	177,460	170,462
Adjustments required under U.S. GAAP:
Revaluations of certain assets, net of accumulated depreciation of €1,611 thousand, €1,961 thousand and €2,232 thousand in 2000, 2001 and 2002, respectively	(2,106)	(1,736)	(1,405)
Intangible assets, net of related accumulated amortization of €6,340 thousand, €6,575 thousand and €6,843 thousand in 2000, 2001 and 2002, respectively	(558)	(323)	(55)
Capital leases	3,186	4,088	5,594
Unrealized gains on marketable securities	296	143	181
Revenue recognition	(409)	(527)	(20)
SFAS 142 amortization of goodwill	—	—	1,295
Treasury stock recorded as an asset	—	(1,230)	(2,505)
Deferred income taxes:
Calculated on U.S. GAAP adjustments	(753)	911	(1,832)
SFAS 109 application	(1,230)	(1,230)	(1,185)

Net adjustments	(1,574)	96	68

Shareholders’ equity under U.S. GAAP	169,454	177,556	170,530

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Use of estimates

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to realizability and depreciable lives of fixed assets and intangible assets, allowance for doubtful accounts, inventory obsolescence and deferred taxes. Actual results could differ from these estimates.

      Fair Value of Financial Instruments

      Carrying amounts for cash and cash equivalents, accounts receivable and other financial instruments approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Group for loans with similar terms, the carrying value of capital lease obligations and long-term debt approximate fair value.

      Marketable securities

      Maturities of the marketable securities held as of December 31, 2001 and 2002 (in thousands of Euro):

	2001	2002

Less than 1 year	3,161	2,937
Between 1 and 2 years	—	—
Between 2 and 3 years	—	—
Between 3 and 4 years	6,209	—
More than 4 years	—	—

Total	9,370	2,937

      Marketable securities Available-for-Sale as of December 31, 2001 included the following (in thousands of Euro):

	Cost	Unrealized Gains	Fair Value

BAT International, Euro bond, face value Euro 1,035,000, interest at 4.25%, due April 14, 2004	987	45	1,032
BNL, Euro Bond, face value Euro 2,580,000, interest rate at 3 months Eurolibor + 0.19%, due March 31, 2004	2,574	2	2,576
FLI, San Paolo Investment Fund, number of quotas: 86,855.364, total acquisition value Euro 516,457	516	42	558
OBT, San Paolo Investment Fund, number of quotas: 349,162.92, total acquisition value Euro 2,065,829	2,167	54	2,221
OLIVETTI FIN, Euro bond, face value Euro 2,580,000, interest at 3 months Eurolibor + 1.85%, due June 23, 2004	2,601	—	2,601
Other	382	—	382

Total	9,227	143	9,370

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      Marketable securities Available-for-Sale as of December 31, 2002 included the following (in thousands of Euro):

	Cost	Unrealized Gains	Fair Value

FLI, San Paolo Investment Fund, number of quotas: 86,855.364, total acquisition value Euro 516,457	516	66	582
OBT, San Paolo Investment Fund, number of quotas: 349,162.92, total acquisition value Euro 2,065,829	2,167	115	2,282
Other	73	—	73

Total	2,756	181	2,937

      Income taxes

      The deferred tax balances under U.S. GAAP as of December 31, 2001 and 2002 are as follows (in thousands of Euro):

	2001	2002

Italian GAAP financial statements	8,530	6,815
U.S. GAAP adjustments	911	(1,832)
SFAS 109 adjustments	(1,230)	(1,185)

Net deferred tax assets	8,211	3,798

      The deferred tax balances under U.S. GAAP as of December 31, 2001 and 2002 are as follows (in thousands of Euro):

	2001	2002

Current deferred tax assets (liabilities):
Intercompany profit on inventory and fixed assets	1,830	2,062
Inventory reserve	684	810
Bad debt reserve	291	119
Exchange differences	5	49
Revenue recognition	213	55
Other	200	280

Total net current deferred tax assets	3,223	3,375

Non-current deferred tax assets (liabilities):
Net operating losses	3,397	6,157
Revaluation of fixed assets	891	568
Accelerated depreciation	1,651	1,188
Undistributed earnings	(1,230)	(1,185)
Amortization of intangible assets	1,330	827
Capital leases	(1,386)	(2,140)
Employee compensation	1,362	1,140
Other	(233)	148

Total net non-current deferred tax assets (liabilities)	5,782	6,703

Net deferred tax assets	9,005	10,078
Valuation allowance	(794)	(6,280)

Total net deferred tax assets	8,211	3,798

      Based on an evaluation of current profitability, expectations of future market conditions and operating performance and tax planning strategies, management determined that a partial valuation allowance was required

      As of December 31, 2001 and 2002, the Group had estimated tax loss carryforwards amounting to €9,526 thousand and €21,767 thousand, respectively. As of December 31, 2002 net operating loss (“NOL’s”) carryforwards relate to Saes Getters USA, Inc., Molecular Analytics, Inc., Saes Getters International Luxembourg S.A., Saes Getters Singapore Pte Ltd. and FST Consulting International, Inc. NOL’s amounting to €354 thousand are subject to examination by tax authorities and may be used only to the extent of approximately €106 thousand per year and expire in 2006. The major portion of the remaining NOL’s does not begin to expire until the year 2018

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

	2000	2001	2002

Income before taxes under U.S. GAAP:
Domestic	26,446	17,487	14,991
Foreign	13,136	268	143

Total income before taxes under U.S. GAAP	39,582	17,755	15,134

      The 2000, 2001, and 2002 provision for income taxes under U.S. GAAP consists of the following (in thousands of Euro):

	2000	2001	2002

Current tax expense (benefit):
Domestic	7,181	3,172	3,519
Foreign	3,741	3,191	(5)

Total current	10,922	6,363	3,514

Deferred income tax expense (benefit):
Domestic	459	(1,385)	2,095
Foreign	(455)	(4,318)	1,719

Total deferred	4	(5,703)	3,814

Total income tax expense	10,926	660	7,328

      The following table sets out the reconciliation between the effective tax rate for U.S. GAAP purposes and the statutory tax rate in Italy:

	2001	2002

Statutory tax rate in Italy	40.2%	40.2%
Effect of different statutory rates applicable to operating subsidiaries	(7.4)	(8.1)
Investment tax credits	(12.5)	(15.6)
Non-deductible expenses / non-taxable income	3.9	(1.1)
Valuation allowance	(4.0)	26.5
Taxes on dividends	3.8	12.5
Tax exemptions	(9.2)	—
Other	(11.1)	(6.0)

Effective tax rate for U.S. GAAP	3.7%	48.4%

      Goodwill and Other Intangible Assets

      In July 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), As required by SFAS 142, purchased goodwill is no longer amortized under U.S. GAAP and is subject to impairment tests annually. The Company adopted SFAS 142 effective January 1, 2002 and ceased the amortization of purchased goodwill. At December 31, 2001, the Company’s unamortized purchased goodwill balance was €11,412 thousand. Upon its adoption of SFAS 142, the Company completed its impairment test of goodwill calculated as of January 1, 2002, as required by SFAS 142. In doing so, the Company determined that its goodwill balances were not impaired; therefore no transitional impairment charge was recorded. Moreover, in addition to the transitional goodwill impairment test performed as of January 1, 2002, the Company completed its required annual impairment test of goodwill as of December 31, 2002 and in doing so determined that the goodwill balances were not impaired

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      The following table presents the Company’s net income and earnings per share under U.S. GAAP for the periods prior to adoption of SFAS 142 adjusted to exclude amortization of goodwill:

	2000	2001	2002

Net income under U.S. GAAP:
As reported	28,656	17,095	7,806	(1)
Add back: Goodwill amortization	1,494	1,936	—
Tax effect on goodwill amortization	(351)	(520)	—

Adjusted net income	29,799	18,511	7,806

Earnings per share as reported under U.S. GAAP:
Per Ordinary Share	1.21	0.72	0.33
Per Savings Share	1.23	0.74	0.34
Per ADS	1.23	0.74	0.34

Earnings per share as adjusted for goodwill amortization and tax effect under U.S. GAAP:
Per Ordinary Share	1.26	0.78	0.33
Per Savings Share	1.28	0.80	0.34
Per ADS	1.28	0.80	0.34

(1)	Goodwill amortization amounted to €1,440 thousand in 2002 which has already been excluded from reported net income

      Upon adoption of SFAS 142 on January 1, 2002, the Company re-evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate

      Recent Accounting Pronouncements

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (“SFAS 143”). This standard will be effective for fiscal years beginning after June 15, 2002, however early adoption is permitted. This standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Company believes that the adoption of SFAS 143 is not expected to have a significant impact on its financial position and results of operations

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). This standard rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt-an amendment of APB Opinion No. 30”, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 did not have and is not expected to have a significant impact on the Company’s financial position or results of operations

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This standard will require Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The standard is effective for fiscal years beginning after December 31, 2002. The Company believes that the adoption of SFAS 146 is not expected to have a significant impact on its financial position and results of operations

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company has complied with the disclosure requirements of FIN 45, as shown in Note 19 of the consolidated financial statements, and the Company believes that the adoption of FIN 45 is not expected to have a significant impact on its financial position or results of operations

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”). This Statement amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company currently has no stock based compensation plans. The adoption of SFAS 148 therefore is not expected to have a significant impact on the Company’s financial position or results of operations

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of ARB 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company currently has no control in entities which are achieved through means other than voting rights. The adoption of FIN 46 therefore is not expected to have a significant impact on the Company’s financial position or results of operations

24. Concentrations of credit risk

      The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, does not require collateral from its customers. Sales to the Company’s top ten customers accounted for approximately 43%, 49% and 50% of the Company’s sales at December 31, 2000, 2001 and 2002, respectively

      LG.Philips Displays, the Group’s largest customer, accounted for 11% and 9.6% of the Group’s total net sales in 2002 and 2001, respectively. In 2000, the largest customer was Philips (prior to the creation of the joint venture LG.Philips Displays by LG Electronics and Philips) accounting for 7.5% of the Group’s total net sales

25. Segment Information

      The following tables summarize the divisional and geographic financial information (on an Italian GAAP basis) as presented to and used by the Company’s management in the decision making process (in thousands of Euro). During analysis of the business segments, asset information is not considered

	Components Aggregate	Equipment Aggregate	Other	Total

2000
Net sales	112,114	60,152	286	172,552
Gross profit (1)	61,061	23,024	111	84,196
Operating income (loss) (1)	34,745	(965)	63	33,843

2001
Net sales	94,696	65,209	264	160,169
Gross profit (1)	49,176	25,304	95	74,575
Operating income (loss) (1)	22,110	(5,210)	58	16,958

2002
Net sales	106,401	34,583	224	141,208
Gross profit (1)	55,862	5,530	64	61,456
Operating income (loss) (1)	27,489	(17,486)	26	10,029

(1)	The total gross profit and operating income for each year, as reported above, tie directly to the face of the consolidated statements of income. As a consequence no reconciliation of the reported gross profit and operating income to net earnings has been included in this section

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

	Europe			Asia

	Italy	Other countries	United States of America	Japan	Other countries	Eliminations	Consolidated

2000
Sales to unaffiliated customers (1)	18,926	16,412	59,660	31,067	46,487	—	172,552
Intersegment sales (2)	56,177	751	21,389	482	4,737	(83,536)	—

Total sales	75,103	17,163	81,049	31,549	51,224	(83,536)	172,552
Operating income (loss)	16,373	528	5,667	1,139	10,669	(533)	33,843
Total assets	167,773	73,542	71,820	11,771	44,281	(123,955)	245,232

2001
Sales to unaffiliated customers (1)	14,429	21,159	54,706	23,749	46,126	—	160,169
Intersegment sales (2)	46,063	1,368	27,755	463	2,696	(78,345)	—

Total sales	60,492	22,527	82,461	24,212	48,822	(78,345)	160,169
Operating income (loss)	2,543	807	2,949	125	9,528	1,006	16,958
Total assets	168,792	76,416	65,083	9,598	50,161	(121,908)	248,142

2002
Sales to unaffiliated customers (1)	16,443	15,364	41,461	30,106	37,834	—	141,208
Intersegment sales (2)	51,936	807	6,455	420	3,240	(62,858)	—

Total sales	68,379	16,171	47,916	30,526	41,074	(62,858)	141,208
Operating income (loss)	4,603	(124)	(7,039)	1,281	9,349	1,959	10,029
Total assets	174,998	65,265	45,350	9,795	64,618	(124,738)	235,288

(1)	Sales to unaffiliated customers comprise sales by Group companies from that geographic segment
(2)	Intersegment sales include sales to Group companies located in other geographic areas. Intersegment sales are generally priced at cost plus an appropriate mark-up for profit

      Export sales to unaffiliated customers from the Company’s domestic operations in Italy amounted to 8%, 8% and 11% of consolidated sales in 2000, 2001 and 2002 as follows (in thousands of Euro):

	Europe	United States of America	Asia	Other countries	Consolidation

2000
Export sales to unaffiliated customers	7,142	55	5,153	1,399	13,749

2001
Export sales to unaffiliated customers	5,896	22	5,370	1,280	12,568

2002
Export sales to unaffiliated customers	6,876	149	7,660	1,175	15,860

Back to Contents

SAES GETTERS S.p.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26. Legal Proceedings

      In December 2001, the Company filed a complaint in San Jose, California, against Aeronex, Inc., a manufacturer of purification solutions, alleging that Aeronex infringed upon the Company’s U.S. patent No. 5,716,588 which broadly claims ammonia purification systems and processes utilizing iron-manganese getter materials. In April 2002, the Company amended the complaint to include claims that Aeronex also engaged in unfair competition and false advertising with respect to its marketing practices in connection with the infringing products and processes. The Company believes that the ongoing litigation will not have any material adverse affect on its business or prospects.

      Other than as disclosed in this annual report, there are no other current or pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their assets or properties is subject which, either individually or in the aggregate, are expected by the Company to have a material adverse effect on its consolidated financial position, liquidity or results of operations.

27. Subsequent Events

      In January 2003, the Italian Companies of the Group entered into foreign exchange contracts to hedge current amounts receivable and a portion of 2003 sales denominated in Dollars and Japanese Yen. In particular, these foreign exchange contracts covered a portion ($12,5 million) of the estimated sales in Dollars for the first six months of 2003 and a portion (Japanese Yen 1,572 million) of the estimated sales in Japanese Yen for the entire year 2003.

      The Company is currently considering further acquisitions, joint ventures or other strategic investments, although the Company currently has no arrangements, understandings or agreements with respect to any such acquisitions, joint ventures or investments.

Back to Contents

CERTIFICATIONS

      I, Paolo della Porta, certify that:

      1.      I have reviewed this annual report on Form 20-F of Saes Getters S.p.A.;

      2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.      The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
      (a)      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
      (b)      evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
      (c)      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.      The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors, statutory auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):
      (a)      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
      (b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.      The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      SAES Getters S.p.A.

By:	/s/ Paolo della Porta

Paolo della Porta
Chairman of the Board, President
and Group Chief Executive Officer

      Date: April 23, 2003

Back to Contents

      I, Giuseppe Rolando, certify that:

      1.      I have reviewed this annual report on Form 20-F of Saes Getters S.p.A.;

      2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.      The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
      (a)      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
      (b)      evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
      (c)      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.      The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors, statutory auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):
      (a)      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
      (b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.      The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      SAES Getters S.p.A.

By:	/s/ Giuseppe Rolando

Giuseppe Rolando
Group Chief Financial Officer

      Date: April 23, 2003